GILDAN

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

&

MANAGEMENT INFORMATION CIRCULAR

March 8, 2017

NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS
To the shareholders of Gildan Activewear Inc. (the “Company”):
NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of the Company will be held at the Le Windsor, 100-1170 Peel Street, Montréal, Québec, Canada, on Thursday, May 4, 2017 at 10:00 a.m., local time, for the purposes of:

(i)	receiving the consolidated financial statements of the Company for the fiscal year ended January 1, 2017, together with the auditors’ report thereon;

(ii)	electing ten directors for the ensuing year;

(iii)
considering and, if deemed advisable, adopting a resolution (the full text of which is reproduced as Schedule “C” to the accompanying management information circular) to confirm the adoption of and to ratify the Shareholder Rights Plan adopted by the Board of Directors of the Company on February 22, 2017, the whole as described in the accompanying management information circular;

(iv)
considering and, if deemed advisable, approving an advisory resolution (the full text of which is reproduced as Schedule “D” to the accompanying management information circular) on the Company’s approach to executive compensation;

(v)	appointing auditors for the ensuing year; and

(vi)	transacting such other business as may properly come before the Meeting.
Dated at Montréal, Québec, Canada, March 8, 2017.
By order of the Board of Directors,
Lindsay Matthews
Vice-President, General Counsel
and Corporate Secretary

Shareholders may exercise their rights by attending the Meeting or by completing a form of proxy. If you are unable to attend the Meeting in person, please complete, date and sign the enclosed form of proxy and return it in the envelope provided for that purpose. Proxies must be received by the transfer agent and registrar of the Company (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1) no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof. Your shares will be voted in accordance with your instructions as indicated on the proxy.
Les actionnaires qui préféreraient recevoir la circulaire de sollicitation de procurations de la direction en français n’ont qu’à en aviser le secrétaire corporatif de Les Vêtements de Sport Gildan Inc.

MANAGEMENT INFORMATION CIRCULAR
Except as otherwise indicated, the information contained herein is given as of March 8, 2017. Although Gildan Activewear Inc. has adopted the U.S. dollar as its functional and reporting currency with effect from the beginning of its 2004 fiscal year, most compensation amounts have historically been and are still described herein in Canadian dollars. For this reason, among others, all dollar amounts set forth herein are expressed in Canadian dollars and the symbol “$” refers to the Canadian dollar, unless otherwise indicated.
WHAT’S INSIDE

INVITATION TO SHAREHOLDERS

INVITATION TO SHAREHOLDERS
Dear shareholders:
On behalf of the Board of Directors and management of the Company, we are pleased to invite you to attend the annual meeting of shareholders that will be held this year at Le Windsor, 100-1170 Peel Street, Montréal, Québec, Canada, on Thursday, May 4, 2017 at 10:00 a.m., local time.
The annual meeting is your opportunity to vote on a number of important matters as well as hear first-hand about our financial performance and strategic plans for the future. The enclosed management information circular describes the business to be conducted at the meeting and provides information on the Company’s executive compensation and corporate governance practices. If you attend in person, you will have the opportunity to interact with and to ask questions to members of the Board of Directors and management. If you cannot attend this meeting in person, you can view a live webcast on the Company’s website at www.gildan.com.
Your participation in voting at the meeting is important to us. You can vote by attending in person, or alternatively by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this management information circular.
We look forward to welcoming you at the meeting and thank you for your continued support.
Sincerely,

William D. Anderson Chairman of the Board of Directors	Glenn J. Chamandy President and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR 1

SUMMARY

SUMMARY
The following summary highlights some of the important information you will find in this management information circular.
Shareholder Voting Matters

VOTING MATTER	BOARD VOTE RECOMMENDATION	INFORMATION
Election of ten directors	FOR each nominee	pages 11 to 17
Confirm the adoption and ratify the Shareholder Rights Plan	FOR	page 5 to 9
Appointment of KPMG LLP as auditors	FOR	page 9
Advisory vote on executive compensation	FOR	page 10
Our Director Nominees

William D. Anderson Director since 2006 Independent	Donald C. Berg Director since 2015 Independent	Glenn J. Chamandy Director since 1984 Not Independent	Shirley E. Cunningham Independent

Patrik Frisk Independent	Russell Goodman Director since 2010 Independent	George Heller Director since 2009 Independent	Anne Martin-Vachon Director since 2015 Independent

Sheila O’Brien Director since 2005 Independent	Gonzalo F. Valdes-Fauli Director since 2004 Independent

We consider strong and transparent corporate governance practices to be an important factor in Gildan’s overall success and we are committed to adopting and adhering to the highest standards in corporate governance. Some of our best practices are:

●	9 of 10 director nominees are independent
●	Independent Chair of the Board
●	Guidelines for interlocking board memberships
●	Annual election of directors (no staggered terms)
●	Directors elected individually (no slate voting)
●	Majority voting for directors
●	Share ownership guidelines for board members and executives
●	Board tenure and term limits
●	Code of Ethics program
●	Formal annual board performance assessment
●	Annual advisory vote on executive compensation
●	Director orientation and continuing education
●	Board Diversity Policy
●	Shareholder Engagement Policy
Highlights of our Executive Compensation Program
Our executive compensation program is designed to link executive pay with Gildan performance and align the interests of our management team with those of Gildan’s shareholders. Some of our compensation highlights are:

●	Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives
●	Significant proportion of senior executives’ annual target compensation is “at-risk”
●	Amount that a senior executive can receive under the short-term incentive plan is capped at two times target
●	No minimum guaranteed payout under the short-term incentive plan
●	Long-term incentive plan equity awards are designed to encourage a long-term view of performance
●	No hedging or monetizing of equity awards by executives
●	Use of an independent compensation consultant
●	No excessive perquisites
●	Use of stress-testing and back-testing to assess alignment between pay and performance
●	Use of representative and relevant peer group

MANAGEMENT INFORMATION CIRCULAR 2

VOTING AND PROXIES

VOTING AND PROXIES
Solicitation of Proxies
This management information circular (the “Circular”) is sent in connection with the solicitation by the management of Gildan Activewear Inc. (the “Company” or “Gildan”) of proxies to be used at the annual meeting of shareholders of the Company to be held on Thursday, May 4, 2017 (the “Meeting”), at the time, place and for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by mail, but proxies may also be solicited by telephone, facsimile or other personal contact by officers or other employees of the Company. The cost of the solicitation will be borne by the Company other than the cost of solicitation of the Objecting Non-Registered Holders (see the section entitled “Non-Registered Shareholders” below).
Appointment of Proxy
The persons named as proxyholders in the enclosed form of proxy are directors and officers of the Company. Each shareholder has the right to appoint a person other than the persons designated in the enclosed form of proxy to represent such shareholder at the Meeting. In order to appoint such other person, the shareholder should insert such person’s name in the blank space provided on the form of proxy and delete the names printed thereon or complete another proper form of proxy and, in either case, deliver the completed form of proxy to the transfer agent and registrar of the Company (Computershare Investor Services Inc., 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario, Canada M5J 2Y1), no later than 5:00 p.m. on the second business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used.
Revocation of Proxy
A shareholder who executes and returns the accompanying form of proxy may revoke the same (a) by instrument in writing executed by the shareholder, or by his or her attorney authorized in writing, and deposited either: (i) at the principal executive offices of the Company, to the attention of the Corporate Secretary of the Company, Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec, Canada H3A 3J2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) in any other manner permitted by law. If the shareholder is a corporation, any such instrument of revocation must be executed by a duly authorized officer or attorney thereof.

Exercise of Discretion by Proxies
The persons named in the enclosed form of proxy will, on a show of hands or any ballot that may be called for, vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted FOR the election of the nominees of the board of directors of the Company (the “Board of Directors” or the “Board”) as directors, FOR the resolution (as set out in Schedule “C”) confirming the adoption and ratifying the Shareholder Rights Plan, FOR the advisory resolution (as set out in Schedule “D”) on the Company’s approach to executive compensation, and FOR the appointment of KPMG LLP as auditors. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.
Voting Shares and Principal Holders Thereof
As of March 8, 2017, there were 229,660,032 common shares of the Company (the “Common Shares”) issued and outstanding. Each Common Share entitles its holder to one vote with respect to the matters voted at the Meeting.
Holders of Common Shares whose names are registered on the lists of shareholders of the Company as at the close of business, Montréal time, on March 8, 2017, being the date fixed by the Company for determination of the registered holders of Common Shares who are entitled to receive notice of the Meeting, will be entitled to exercise the voting rights attached to the Common Shares in respect of which they are so registered at the Meeting, or any adjournment thereof, if present or represented by proxy thereat. As of March 8, 2017, there was an aggregate of 229,660,032 votes attached to the Common Shares entitled to be voted at the Meeting or any adjournment thereof.
To the knowledge of the directors and officers of the Company, according to the latest publicly available information, no person owns beneficially, directly or indirectly, or exercises control or direction over, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company, as at March 8, 2017.

MANAGEMENT INFORMATION CIRCULAR 3

VOTING AND PROXIES

Non-Registered Shareholders
Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Common Shares beneficially owned by a person (a “Non-Registered Holder”) are registered either: (i) in the name of an intermediary that the Non-Registered Holder deals with in respect of his or her Common Shares (an “Intermediary”), such as securities dealers or brokers, banks, trust companies and trustees or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans, or (ii) in the name of a clearing agency of which the Intermediary is a participant. In accordance with National Instrument 54‑101 of the Canadian Securities Administrators entitled “Communication with Beneficial Owners of Securities of a Reporting Issuer”, the Company has distributed copies of the Notice of Meeting and this Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to Non-Registered Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders, and often use a service company (such as Broadridge in Canada) for this purpose.
Non-Registered Holders will either:

(a)
Typically be provided with a computerized form (often called a “voting instruction form”) which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. In certain cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the Internet or through a toll-free telephone number; or

(b)
Less commonly, be given a proxy form which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the proxy form and submit it to Computershare Investor Services Inc. (Attention: Proxy Department), 100 University Avenue, 8th Floor, North Tower, Toronto, Ontario M5J 2Y1.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares that they beneficially own.
Should a Non-Registered Holder who receives a voting instruction form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print his or her own name, or that of such other person, on the voting instruction form and return it to the Intermediary or its service company. Should a Non-Registered Holder who receives a proxy form wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided and submit it to Computershare Investor Services Inc. at the address set out above.
In all cases, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.
A Non-Registered Holder may revoke voting instructions that have been given to an Intermediary at any time by written notice to the Intermediary.
Management of the Company does not intend to pay for an Intermediary to deliver the Meeting Materials to Non-Registered Holders who have objected to their Intermediary disclosing ownership information about them to the Company (“Objecting Non-Registered Holders”). Objecting Non-Registered Holders will not receive the Meeting Materials unless the Objecting Non-Registered Holder’s Intermediary assumes the costs of delivery.

MANAGEMENT INFORMATION CIRCULAR 4

BUSINESS OF THE MEETING

BUSINESS OF THE MEETING
Election of Directors
The articles of the Company provide that the Board of Directors shall consist of not less than five and not more than twelve directors. Except where authority to vote on the election of directors is withheld, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the election of the nominees whose names are hereinafter set forth. Eight of the nominees are currently members of the Board of Directors and have been members since the dates indicated below. Two of the nominees, Shirley E. Cunningham and Patrik Frisk, are not currently Board members and are being nominated for election for the first time. If prior to the Meeting, any of the nominees shall be unable or, for any reason, become unwilling to serve as a director, it is intended that the discretionary power granted by the form of proxy or voting instruction form shall be used to vote for any other person or persons as directors. Each director is elected for a one-year term ending at the next annual meeting of shareholders or when his or her successor is elected, unless he or she resigns or his or her office otherwise becomes vacant. The Board of Directors and management of the Company have no reason to believe that any of the said nominees will be unable or will refuse to serve, for any reason, if elected to office.
Nomination Process
The process to nominate the Company’s directors, including the Board skills matrix and Board succession planning and renewal, is described in the section entitled “Director Selection” in the Statement of Corporate Governance Practices of this Circular.
Diversity
The Board is committed to diversity and inclusion at Gildan and has adopted a formal written Board Diversity Policy to support this commitment at the Board level. In that regard, the Board will consider diversity, including gender, when reviewing qualified candidates for recommendation for appointment to the Board to ensure that the Board is comprised of a diverse membership. Currently, three of the ten nominees proposed for election to the Board of Directors (representing 30%) are women.
Nominees
The tables found in the section of this Circular entitled “Election of Directors - Nominees” provide the profile of the nominees proposed for election to the Board of Directors. Included in these tables is information relating to each nominee’s experience, qualifications, areas of expertise, attendance at Board and committee meetings, ownership of Gildan securities, as well as other public company board memberships. As you will note from the enclosed form of proxy or voting instruction form, shareholders may vote for each director individually.
Majority Voting Policy
The Board of Directors has adopted a majority voting policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes “withheld” than votes “for” his or her nomination will tender his or her resignation to the Board of Directors promptly following the shareholders’ meeting. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. Absent exceptional circumstances, the Board will accept the resignation and it will be effective on the date of such acceptance. The Board of Directors will make its final decision and announce it in a press release within ninety days following the shareholders’ meeting giving the reasons for not accepting the resignation if such is the case. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance and Social Responsibility Committee at which the resignation is considered.

Adoption and Ratification of Shareholder Rights Plan
At the Meeting, shareholders will be asked to consider, and, if deemed advisable, to approve the ordinary resolution confirming the ratification of the shareholder rights plan (the “Rights Plan”) adopted by the Board of Directors on February 22, 2017. On that same date, the Company also entered into a shareholder rights plan agreement with Computershare Investor Services Inc. (the “Rights Plan Agreement”).
This Rights Plan replaces the Company’s previous Shareholder Rights Plan which will expire on May 4, 2017, the date of the Meeting. The previous Shareholder Rights Plan was adopted on December 1, 2010, and renewed and reconfirmed by the shareholders of Gildan in 2014.
Under Part VI of the TSX Company Manual, shareholder rights plans must be ratified by shareholders of a listed company within six months of their adoption. The ordinary resolution, the text of which is reproduced at Schedule “C” to this Circular, requires the approval of a majority of the votes cast in respect thereof by Independent Shareholders (as defined in the Rights Plan). “Independent Shareholders” is generally defined to mean all holders of the Company’s Common Shares other than any Acquiring Person (as defined below) or Offeror (as defined in the Rights Plan), their respective affiliates, associates, and

MANAGEMENT INFORMATION CIRCULAR 5

BUSINESS OF THE MEETING

persons acting jointly or in concert with any Acquiring Person or Offeror, as well as certain employee benefit plans, stock purchase plans, deferred profit sharing plans and similar plans or trusts for the benefit of employees. To the knowledge of management, as of the date hereof, all of the Company’s shareholders qualify as Independent Shareholders. If the resolution is not approved by shareholders at the Meeting, the Rights Plan and the rights issued thereunder will terminate at the close of the Meeting.
Objectives and Background of the Rights Plan
In adopting the Rights Plan, the Board of Directors considered the existing legislative framework governing take-over bids in Canada. On February 25, 2016, the Canadian Securities Administrators (the “CSA”) published amendments to the take-over bid regime that subsequently came into force on May 9, 2016. The amendments, among other things, lengthen the minimum bid period to 105 days (from the previous 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the bid, and require a ten day extension after the minimum tender requirement is met. Regarding the minimum bid period, a target issuer will have the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum bid period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.
As the legislative amendments do not apply to exempt take-over bids, there continues to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•
protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all shareholders, (ii) acquiring control through the slow accumulation of Common Shares not available to all shareholders, (iii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all shareholders; and

•
preventing a potential acquirer from entering into lock-up agreements with existing shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By applying to all acquisitions of 20% or more of Common Shares, except in limited circumstances including Permitted Bids (as defined in the Rights Plan), the Rights Plan is designed to ensure that all shareholders receive equal treatment. In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Company or its shareholders. Shareholders may also feel compelled to tender their Common Shares to a take-over bid, even if they consider such bid to be inadequate, out of a concern that failing to do so may result in a shareholder being left with illiquid or minority discounted shares in the Company. This is particularly so in the case of a partial bid for less than all the Common Shares.
The Rights Plan is therefore designed to encourage a potential acquiror who makes a take-over bid to proceed either by way of a Permitted Bid, which requires a take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board of Directors. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the Board of Directors, the Rights Plan provides that holders of Common Shares, other than the acquiror, will be able to purchase additional Common Shares at a significant discount to market, thus exposing the person acquiring Common Shares to substantial dilution of its holdings.
As a result of the foregoing, the Board of Directors has determined that it is advisable and in the best interests of the Company and its shareholders that the Company has in place a shareholder rights plan in the form of the Rights Plan.
In recommending the confirmation and ratification of the Rights Plan, it is not the intention of the Board of Directors to preclude a bid for control of the Company. The Rights Plan provides various mechanisms whereby shareholders may tender their Common Shares to a take‑over bid as long as the bid meets the “Permitted Bid” criteria under the Rights Plan. Furthermore, even in the context of a take‑over bid that would not meet the Permitted Bid criteria, the Board of Directors would still have a duty to consider any take-over bid for the Company and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such duty, the Board of Directors must act honestly and in good faith with a view to the best interests of the Company and its shareholders.
The Rights Plan was not adopted in response to any specific proposal to acquire control of the Company, nor is the Board of Directors currently aware of any pending or threatened take-over bid for the Company. The Rights Plan will be in effect until the close of business on the date on which the annual meeting of the shareholders of the Company is held in 2020, with one renewal option, subject to shareholder approval.
The Rights Plan does not preclude any shareholder from using the proxy mechanism of the Canada Business Corporations Act, the Company’s governing corporate statute, to promote a change in the Company’s management or in the Board of Directors, and it will have no effect on the rights of holders of the Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

MANAGEMENT INFORMATION CIRCULAR 6

BUSINESS OF THE MEETING

The Rights Plan is not expected to interfere with the Company’s day-to-day operations. The continuation of the existing outstanding rights and the issuance of additional rights in the future will not in any way alter the financial condition of the Company, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a Flip-in Event (as defined below) occurs and the rights separate from the Common Shares as described below, reported earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of rights not exercising their rights after a Flip-in Event may suffer substantial dilution.
Summary of the Rights Plan
The following is a summary of the principal terms of the Rights Plan, which summary is qualified in its entirety by reference to the terms of the Rights Plan Agreement.
The Rights Plan Agreement is available on SEDAR at www.sedar.com and on EDGAR, at www.sec.gov, under the name of Gildan Activewear Inc. as a filing made on February, 23, 2017.
The only substantive amendment proposed to the Rights Plan, as compared to the Company’s previous Shareholder Rights Plan which will expire on May 4, 2017, is to extend the period of time a Permitted Bid must remain open solely to reflect the above-noted changes to the take-over bid regime by the CSA. To ensure the Permitted Bid definition in the Rights Plan remains aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, the proposed amendments to the Rights Plan include:

•
amending the definition of Permitted Bid to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws; and

•
certain additional non-substantive, technical and administrative amendments, including to align the definition of a Competing Permitted Bid to the minimum number of days as required under Canadian securities laws.

Operation of the Rights Plan
Pursuant to the terms of the Rights Plan Agreement, one right will be issued in respect of each Common Share outstanding as at the close of business on the business day immediately preceding the date on which the annual meeting of the shareholders of the Company, or any adjournment or postponement thereof, is held in 2017 (the “Record Time”). In addition, one right will be issued for each additional Common Share issued after the Record Time and prior to the earlier of the Expiration Time (as defined below) and the Separation Time (as defined below). The rights have an initial exercise price equal to the Market Price (as defined below) of the Common Shares as determined at the Separation Time, multiplied by five, subject to certain adjustments, and they are not exercisable until the Separation Time. Upon the occurrence of a Flip-in Event, each right shall constitute the right for the holder thereof, other than an Acquiring Person, to purchase from the Company that number of Common Shares as have an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti‑dilution adjustments, in effect providing for a 50% discount relative to the Market Price. For example, if at the Separation Time, the Market Price of a Common Share is $40, the exercise price would be $200 (5 x $40) and a holder of a Right would be entitled, from and after the Flip-in Event, to purchase ten Common Shares (two times the exercise price divided by the Market Price, or (2 x $200)  $40 = 10 Common Shares) for an aggregate exercise price of $200.
Trading of Rights
Until the Separation Time, the rights trade with the Common Shares and are represented by the same share certificates as the Common Shares or by an entry in the Company’s securities register in respect of any outstanding Common Shares. Upon the occurrence of a Flip-in Event, from and after the Separation Time and prior to the Expiration Time, the rights would be evidenced by rights certificates and trade separately from the Common Shares. The rights do not carry any of the rights attaching to the Common Shares such as voting or dividend rights.
Separation Time
The rights will separate from the Common Shares to which they are attached and become exercisable at the time (the “Separation Time”) of the close of business on the eighth Trading Day (as defined below) after the earlier of:

(i)	the first date of a public announcement or disclosure of facts indicating that a person has become an Acquiring Person;

(ii)
the date of the commencement of, or first public announcement or disclosure of, the intention of any person (other than the Company or any of its subsidiaries) to commence, a take-over bid for 20% or more of the Company’s outstanding Common Shares (other than a Permitted Bid, so long as such bid continues to satisfy the requirements of a Permitted Bid); and

(iii)	or such later time as may from time to time be determined by the Board of Directors.
Flip-in Event
The acquisition by a person (an “Acquiring Person”), including others acting jointly or in concert with such person, of 20% or more of the outstanding Common Shares, other than by way

MANAGEMENT INFORMATION CIRCULAR 7

BUSINESS OF THE MEETING

of a Permitted Bid, or in certain other limited circumstances described in the Rights Plan, is referred to as a “Flip-in Event”. After the occurrence of the Flip-in Event, each right (other than those held by the Acquiring Person) will entitle the holder thereof to purchase from the Company such number of Common Shares as has an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price for an amount equal to the exercise price, subject to certain anti-dilution adjustments.
Exercise Price
The exercise price is set at a multiple of five times the Market Price of the Common Shares at the Separation Time, subject to anti-dilution adjustments.
Definition of Market Price
Market Price is generally defined in the Rights Plan, on any given day on which a determination must be made, as the average of the daily closing prices per Common Share on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination, subject to certain exceptions. Trading Day is generally defined as the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors acting in good faith) on which the Common Shares are listed or admitted to trading is open for the transaction of business.
Permitted Bid Requirements
The requirements of a Permitted Bid are the following:

(i)	the take-over bid must be made by means of a take-over bid circular to all holders of Common Shares, other than the Offeror;

(ii)	the take-over bid must contain the following irrevocable and unqualified conditions:

•	no Common Shares shall be taken up or paid for:

a)
prior to the close of business on a date which is not less than 105 days following the date of the bid, or such shorter minimum period that a take-over bid (that is not exempt from any of the requirements of Division 5 (Bid Mechanics) of National Instrument 62-104 - Take-Over Bids and Issuer Bids (“NI 62-104”)) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to NI 62-104; and

b)
then only if, at the close of business on the date Common Shares are first taken up or paid for under such bid, more than 50% of the Common Shares held by Independent Shareholders shall have been tendered or deposited pursuant to the bid and not withdrawn.

•	unless the take-over bid is withdrawn, Common Shares may be tendered or deposited at any time prior to the close of business on the date of the first take-up of or payment for Common Shares;

•	Common Shares tendered or deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

•
if more than 50% of the Common Shares held by Independent Shareholders are tendered or deposited to the take-over bid and not withdrawn, the Offeror must make a public announcement of that fact and the take-over bid must remain open for deposits and tenders of Common Shares for not less than ten days from the date of such public announcement.

The Rights Plan allows a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid other than the requirement that no Common Shares shall be taken up and paid for prior to the close of business on a date which is not less than 105 days following the date of the Competing Permitted Bid. The Competing Permitted Bid shall also contain an irrevocable and unqualified condition that no Common Shares shall be taken up or paid for pursuant to the take-over bid prior to the close of business on the last day of the minimum initial deposit period that such take-over bid must remain open for deposits of securities thereunder pursuant to NI 62-104 after the date of the take-over bid constituting the Competing Permitted Bid.
Waiver and Redemption
The Board of Directors may, prior to the occurrence of a Flip-in Event, waive the dilutive effects of the Rights Plan in respect of, among other things, a particular Flip-in Event resulting from a take-over bid made by way of a take‑over bid circular to all holders of the Common Shares. In these circumstances, such waiver shall also be deemed to be a waiver in respect of any other take-over bid made by way of a take-over bid circular to all holders of the Common Shares prior to the expiry of the first mentioned take-over bid.
Subject to the prior consent of the holders of Common Shares (prior to the Separation Time) or rights (after the Separation Time), the Board of Directors may elect to redeem all but not less than all of the outstanding rights at a price of $0.0001 each.
Amendment to the Rights Agreement
The Rights Plan Agreement may be amended to correct any clerical or typographical error or to make such changes as are required to maintain the validity of the Rights Plan Agreement and the rights as a result of any change in any applicable legislation, regulations or rules, without the approval of the holders of Common Shares or rights. The Company may, with the prior consent of the holders of Common Shares or rights, amend, vary or delete any of the provisions of the Rights Plan

MANAGEMENT INFORMATION CIRCULAR 8

BUSINESS OF THE MEETING

Agreement in order to effect any changes made by the Board of Directors.
Fiduciary Duty of Board
The Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders. The Board of Directors will continue to have the duty and power to take such actions and make such recommendations to the Company’s shareholders as are considered appropriate.
Exemptions for Investment Advisors and Grandfathered Persons
Persons whose ordinary business is managing investment funds for others, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, and administrators of registered pension plans are exempt from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid. A person who is the beneficial owner of 20% or more of the outstanding Common Shares at the date of adoption of the Rights Plan shall not be considered an “Acquiring Person” (this exception shall cease to be applicable in the event a grandfathered person acquires more than an additional 1% of the Company’s outstanding voting shares).
Term
Unless terminated earlier in accordance with its applicable terms, the Rights Plan Agreement will expire on the date on which the annual meeting of the Company’s shareholders is held in 2020 or, if the Independent Shareholders re-approve the Rights Plan at or prior to such annual meeting of shareholders, then on the close of business on the date on which the annual meeting of the shareholders of the Company is held in 2023 (the “Expiration Time”).
Tax Consequences of the Rights Plan
Certain Canadian Federal Income Tax Considerations of the Rights Plan
The Company will not be required to include any amount in computing the Company’s income for the purposes of the Income Tax Act (Canada) (the “ITA”) as a result of the issuance of the rights.
Under the ITA, the issuance of rights to a recipient could be considered as a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or is subject to withholding tax in the case of a recipient who is not a resident of Canada. In any event, no amount in respect of the value of the rights is required to be included in computing income, or subject to withholding tax, if the rights do not have any value at the date of issue. The

Company considers that the rights have negligible value when issued, there being only a remote possibility that the rights will ever be exercised. A holder of rights could be required to include an amount in computing income or be subject to withholding tax under the ITA if the rights become exercisable or are exercised. A holder of rights may be subject to tax under the ITA in respect of the proceeds of disposition of such rights.
This statement is of a general nature only and is not intended to constitute nor should it be construed to constitute legal or tax advice to any particular holder of Common Shares. Such shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.
Eligibility for Investment
Provided that the Common Shares remain listed on a designated stock exchange for purposes of the ITA at all material times, the rights will be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit-sharing plans. The issuance of rights will not affect the status of the Common Shares under the ITA for such purposes.
Approval of the Resolution
The resolution in respect of the adoption and ratification of the Rights Plan, the text of which is reproduced at Schedule “C” to this Circular, must be approved by at least a majority of the votes cast at the Meeting by all shareholders of the Company present or represented by proxy in order for it to be adopted. The Company’s Board of Directors recommends that shareholders vote FOR the approval of the ordinary resolution.
Unless instructed otherwise, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the approval of this ordinary resolution.

Appointment of Auditors
KPMG LLP (“KPMG”), chartered accountants, has served as auditors of the Company since fiscal 1996. In fiscal 2016, in addition to retaining KPMG to report upon the annual consolidated financial statements of the Company, the Company retained KPMG to provide various audit, audit-related, and non-audit services. The aggregate fees billed for professional services by KPMG for each of the last two fiscal periods were as follows:
Audit Fees - The aggregate audit fees billed by KPMG were $2,427,000 for fiscal 2016 and $2,327,000 for the fifteen-month 2015 fiscal period (“Fiscal 2015”). These services consisted of professional services rendered for the annual

MANAGEMENT INFORMATION CIRCULAR 9

BUSINESS OF THE MEETING

audit of the Company’s consolidated financial statements and the quarterly reviews of the Company’s interim financial statements, consultation concerning financial reporting and accounting standards, and services provided in connection with statutory and regulatory filings or engagements. The fees for the annual audit of the Company’s consolidated financial statements include fees relating to KPMG’s audit of the effectiveness of the Company’s internal control over financial reporting.
Audit-Related Fees - The aggregate audit-related fees billed by KPMG were $404,000 for fiscal 2016 and $322,000 for Fiscal 2015. These services consisted of due diligence services relating to business acquisitions and also translation services in both years. Such due diligence services related primarily to financial accounting and internal control issues.
Tax Fees - The aggregate tax fees billed by KPMG were $1,274,000 for fiscal 2016 and $1,001,000 for Fiscal 2015. These services consisted of tax compliance, including assistance with the preparation and review of tax returns, the preparation of annual transfer pricing studies, and tax advisory services relating to domestic and international taxation.
All Other Fees - The aggregate fees billed by KPMG for all other professional services rendered were $40,000 for fiscal 2016 and $125,000 for Fiscal 2015.
All fees paid and payable by the Company to KPMG in fiscal 2016 were pre-approved by the Company’s Audit and Finance Committee pursuant to the procedures and policies set forth in the Audit and Finance Committee mandate. Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of KPMG, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit and Finance Committee and fixed by the Board.

Advisory Vote on Executive Compensation
The Board of Directors, through its Compensation and Human Resources Committee, has spent considerable time and effort overseeing the implementation of Gildan’s executive compensation program and the Board is satisfied that this program is aligned with the Company’s performance and reflects competitive market practices. The Board is also committed to maintaining an ongoing engagement process with the Company’s shareholders by adopting effective measures to receive shareholder feedback.
In this light, the Board of Directors wishes to offer Gildan’s shareholders the opportunity to cast at the Meeting an advisory vote on the Company’s approach to executive compensation as disclosed in the section entitled

“Compensation Discussion and Analysis” of this Circular. This section discusses the Company’s executive compensation philosophy, objectives, policies and practices and provides important information on the key components of Gildan’s executive compensation program. It explains how Gildan’s executive compensation program is based on a pay-for-performance approach that is aligned with the long-term interests of the Company’s shareholders.
The Board recommends that shareholders indicate their support for the Company’s approach to executive compensation disclosed in this Circular by voting FOR the advisory resolution (the full text of which is reproduced at Schedule “D” to this Circular). Unless contrary instructions are indicated on the proxy form or the voting instruction form, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR this advisory resolution.
As this is an advisory vote, the Board will not be bound by the results of the vote. However, the Board will take the results of the vote into account, together with feedback received from shareholders, when considering its approach to executive compensation in the future. Results of the vote will be disclosed in the report of voting results and in next year’s management information circular.

MANAGEMENT INFORMATION CIRCULAR 10

ELECTION OF DIRECTORS - NOMINEES

ELECTION OF DIRECTORS - NOMINEES
The following tables include profiles of each director nominee with a description of his or her experience, qualifications, areas of expertise, participation on the Board and its committees, if applicable, ownership of Gildan securities, as well as other public company board memberships. A more detailed description of each nominee’s competencies is described in the section entitled “Skills and Experience of Directors” in the Statement of Corporate Governance Practices.

	William D. Anderson
	Age 67 Toronto, Ontario, Canada Director since May 2006 Independent(1)
William D. Anderson has had a career as a business leader in Canada spanning over thirty years. Mr. Anderson joined the Bell Canada organization in 1992, where from 1998 to 2001, he served as Chief Financial Officer of BCE Inc., Canada’s largest telecommunications company. From 2001 to 2005, Mr. Anderson served as President of BCE Ventures, the strategic investment unit of BCE Inc. and, from 2001 to 2007, he was the Chairman and Chief Executive Officer of Bell Canada International Inc., a subsidiary of BCE Inc. formed to invest in telecommunications operations outside Canada. Prior to joining the Bell Canada organization, Mr. Anderson was in public practice for nearly twenty years with the accounting firm KPMG LLP, where he was a partner for eleven years. Mr. Anderson currently serves on the Board of Directors of Sun Life Financial Inc., an international financial services organization, where he is also the Chairman of the Audit and Conduct Review Committee as well as a member of the Risk Review Committee . He has previously served on the boards of directors of MDS Nordion inc., TransAlta Corp., Four Seasons Hotels Ltd., Sears Canada, Inc., BCE Emergis, inc., CGI Group, Inc. and Videotron Holdings. Mr. Anderson was educated at the University of Western Ontario and is a Fellow of the Institute of Chartered Accountants of Ontario and a Fellow of the Institute of Corporate Directors.

Areas of Expertise: • Financial Accounting/Auditing • Risk Management • Human Resources • International	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Chairman of the Board(7)	100%	Sun Life Financial - International financial services organization

	Voting Results	In Favour
	2016	99.97%
	2015	99.86%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 8, 2017	30,000	45,553	75,553	$2,592,215	$450,000	Yes
Mar. 9, 2016	30,000	40,636	70,636	$2,589,516
Change	Nil	4,917	4,917	$2,699

MANAGEMENT INFORMATION CIRCULAR 11

ELECTION OF DIRECTORS - NOMINEES

	Donald C. Berg
	Age 62 Prospect, Kentucky, United States Director since February 2015 Independent(1)
Donald C. Berg is President of DCB Advisory Services, providing consulting services to food and beverage companies ranging from multi-national conglomerates to start-up companies. Mr. Berg retired in April 2014 as Executive Vice President, Chief Financial Officer at Brown-Forman Corporation, a U.S.-based producer and marketer of fine quality beverage alcohol brands and one of the largest companies in the global wine and spirits industry. Mr. Berg’s career at Brown-Forman Corporation spanned over 25 years, where he held various executive positions including as President of its Advancing Markets Group, President of Brown-Forman Spirits Americas, the company’s largest operating group, head of its corporate development and strategy functions, and director of its mergers and acquisitions group. Prior to joining Brown-Forman, Mr. Berg has had a wide variety of finance, sales and marketing roles with respected national and international firms after beginning his career as a certified chartered public accountant with Ernst & Whinney. Mr. Berg is also a member of the Board of Directors of Meredith Corporation, a publicly-held media and marketing company, where he is also a member of the Audit Committee and the Finance Committee. He holds a Master of Business Administration from the Wharton School of Business and earned his Bachelor of Arts degree in accounting and business administration from Augustana College in Illinois.

Areas of Expertise: • Financial Accounting/Auditing • Transactions (M&A) • Sales/Distribution • Government Relations/Public Policy
	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Board of Directors	100%	Meredith Corporation - Media and marketing company
	Audit and Finance Committee	100%
	Corporate Governance and Social Responsibility Committee	100%

	Voting Results	In Favour
	2016	99.93%
	2015	99.89%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 8, 2017	3,000	11,136	14,136	$484,997	$450,000	Yes
Mar. 9, 2016	3,000	4,734	7,734	$283,545
Change	Nil	6,402	6,402	$201,452

	Glenn J. Chamandy
	Age 55 Montréal, Québec, Canada Director since May 1984 Not Independent (Management)
Glenn J. Chamandy is one of the founders of the Company and has devoted his entire career to building Gildan into an industry leader. Mr. Chamandy has been involved in various textile and apparel businesses for over thirty years. Prior to his appointment as President and Chief Executive Officer in 2004, the position which he currently holds, Mr. Chamandy served as a Co-Chief Executive Officer and Chief Operating Officer of Gildan.

	Board/Committee Membership and Attendance in 2016(8)		Public Board Memberships
	Board of Directors	100%	None
Areas of Expertise: • Executive Leadership • Strategy • Manufacturing/Supply Chain • Marketing/Advertising
	Voting Results	In Favour
	2016	99.95%
	2015	99.97%

Securities Held
As at	Common Shares(3)		Options Exercisable(9)	RSUs(10)	Total Market Value of Common Shares Options Exercisable and RSUs(11)	Minimum Shareholding Requirement(6)	Meets Requirement
Mar. 8, 2017	568,557	(13)	206,333	169,974	$28,251,159	$6,365,400	Yes
Mar. 9, 2016	509,144		Nil	167,189	$24,794,368
Change	59,413		206,333	2,785	$3,456,791

MANAGEMENT INFORMATION CIRCULAR 12

ELECTION OF DIRECTORS - NOMINEES

Shirley E. Cunningham(14)
Age 56 St Paul, Minnesota, United States Independent (1)
Shirley E. Cunningham is Executive Vice-President and Chief Operating Officer, Ag Business and Enterprise Strategy, for CHS Inc, a global energy, grains and foods company. Prior to joining CHS Inc. in 2013, she was the Chief Information Officer for Monsanto Company and has more than 25 years of global experience in information technology and business management. Ms. Cunningham currently serves on the Boards of Ardent Mills, LLC, a company that offers the industry’s broadest range of flours, mixes, blends and specialty products, Ventura Foods, LLC, which produces vegetable oil-based products, such as packaged frying oils, margarine, mayonnaise, salad dressings and other food products, and Temco LLC, a company that engages in export of food grains. She received a Master’s degree in Business Administration from Washington University in St. Louis in 1994.

Areas of Expertise: • International • Transactions (M&A) • Strategy • Innovation/Technology	Public Board Memberships
None

Securities Held
As at	Common Shares(3)	Total Market Value of Common Shares(5)
Mar. 8, 2017	Nil	N/A

Patrik Frisk(15)
Age 53 Portsmouth, New Hampshire, United States Independent (1)
Patrik Frisk currently holds the position of Chief Executive Officer at The Aldo Group, a global leading fashion retailer specializing in the design and production of quality, stylish and accessible footwear and accessories until April 2017, after which time he will be a business consultant and corporate director. Previously, Mr. Frisk was with the VF Corporation, a global leader in branded lifestyle apparel, footwear and accessories. During his ten years with the VF Corporation, Mr. Frisk most recently served as Coalition President of Outdoor Americas and prior to that he was President of Timberland, where he played a significant role in revitalizing the brand and driving growth across international markets, and President of Outdoor and Action Sports, where he was tasked with growing The North Face, Vans, Reef and JanSport divisions across Europe, Africa and the Middle East. He has also worked in the fabrics industry, debuting his career with W.L. Gore & Associates, the makers of Gore-Tex. He currently serves on the Board of Directors of The Aldo Group. Previously he served on the board of Two Ten Footwear Foundation, the only industry-wide charitable organization that provides human services, scholarships and emergency assistance to footwear industry employees. Mr. Frisk has pursued a number of entrepreneurial ventures and held various positions at companies all over the world, having lived and worked in numerous countries, including Australia, Denmark, Germany, Italy, Switzerland, France, Cyprus, Sweden, and the United States.

Areas of Expertise: • Sales/Distribution • Marketing/Advertising • International • Executive Leadership	Public Board Memberships
None

Securities Held
As at	Common Shares(3)	Total Market Value of Common Shares(5)
Mar. 8, 2017	Nil	N/A

MANAGEMENT INFORMATION CIRCULAR 13

ELECTION OF DIRECTORS - NOMINEES

	Russell Goodman
	Age 63 Mont Tremblant, Québec, Canada Director since December 2010 Independent(1)
Following his 35 year career in business, Russell Goodman has served as a corporate director. Mr. Goodman is currently a member of the Board of Directors of Metro Inc., a leader in the grocery and pharmaceutical distribution sectors in Canada, where he is a member of the Governance and Nominating and Audit Committees. He is also a member of the Board of Directors, Chairman of the Audit Committee and member of the Compensation Commitee of Northland Power Inc., a leading global independent power producer. From 2010 to 2016, Mr. Goodman was a director of Whistler Blackcomb Holdings Inc., where he was Chairman of the Audit Committee. From 1998 to June 2011, Mr. Goodman was a partner of PricewaterhouseCoopers LLP, where he was a member of the Americas’ and Canadian Leadership teams. During that period, he served as Managing Partner of Project Finance and Privatization for the Americas, Global Leader for Transportation Services, Managing Partner of the Montréal office and Canadian Managing Partner of the Transactions businesses. In the not-for-profit sector, Mr. Goodman has served on a number of boards, including Centraide of Greater Montreal, where he was Vice Chairman of the Board, Pointe-à-Callière Museum Foundation, where he was Chairman of the Board, and Alpine Canada. He also previously served as President of the Canadian Club of Montréal. He is a Fellow of the Order of Chartered Professional Accountants of Quebec and is certified by the Institute of Corporate Directors. Mr. Goodman was educated at McGill University.

Areas of Expertise: • Finance Accounting/Auditing • Transactions (M&A) • International • Capital Markets
	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Board of Directors	100%	Metro Inc. - Food and pharmaceutical distribution
	Chairman of the Audit and Finance Committee	100%	Northland Power Inc. - Power producer
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2016	98.81%
	2015	99.14%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirements	Meets Requirement
Mar. 8, 2017	12,000	25,975	37,975	$1,302,922	$450,000	Yes
Mar. 9, 2016	12,000	22,223	34,223	$1,254,618
Change	Nil	3,752	3,752	$48,303

	George Heller
	Age 69 Toronto, Ontario, Canada Director since December 2009 Independent(1)
George Heller has had a career as a business leader in the retail sector that spans over forty years. From 1999 to 2006, Mr. Heller served as President and Chief Executive Officer of the Hudson’s Bay Company, Canada’s largest diversified general merchandise retailer, operating more than 600 retail outlets in Canada under four banners: the Bay, Zellers, Home Outfitters and Fields. Prior to that, Mr. Heller was President and Chief Executive Officer of Zellers, the mass merchandise retailer of the Hudson’s Bay Company and a leading Canadian mass merchandise department store. Mr. Heller has also held a number of other key positions in the retail industry, including as President and Chief Executive Officer of Kmart Canada, discount department stores, President, North America & Europe of Bata Industries Ltd., an international footwear manufacturer, and Executive Vice-President of Woodwards Department Stores, a department store chain. Mr. Heller also served as President and Chief Executive Officer of the Victoria Commonwealth Games and was the President and a member of the Board of Directors of the Commonwealth Games of Canada Foundation, a fundraising organization for amateur athletes. Mr. Heller also serves on the Board of the Asia Pacific Foundation of Canada, a not-for-profit think-tank on Canada’s relations with Asia, where he is Chair of the Investment Committee. Mr. Heller has acted since 2008 as Honorary Consul General of Thailand and as Honorary Trade Advisor to the Government of Thailand since 2000. Mr. Heller has received Honorary Doctorates from Ryerson University and the University of Victoria.

Areas of Expertise: • Sales/Distribution • Marketing/Advertising • Manufacturing /Supply Chain • Human Resources
	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Board of Directors	100%	None
	Corporate Governance and Social Responsibility Committee	100%
	Compensation and human Resources Committee	100%

	Voting Results	In Favour
	2016	99.54%
	2015	99.63%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirements
Mar. 8, 2017	6,000	56,206	62,206	$2,134,284	$450,000	Yes
Mar. 9, 2016	12,000	49,329	61,329	$2,248,305
Change	(6,000)	6,877	877	($114,021)

MANAGEMENT INFORMATION CIRCULAR 14

ELECTION OF DIRECTORS - NOMINEES

	Anne Martin-Vachon
	Age 56 Mississauga, Ontario, Canada Director since February 2015 Independent(1)
Anne Martin-Vachon is President of The Shopping Channel, a division of Rogers Media. Prior to this, Ms. Martin-Vachon was Chief Merchandising, Planning and Programming Officer at HSN, Inc., a leading interactive multi-channel entertainment and lifestyle retailer. Before joining HSN, Ms. Martin-Vachon held various executive positions in the consumer packaged goods and retail industry, including as Chief Marketing Officer at Nordstrom, Inc., a leading fashion specialty retailer operating 293 stores in 38 U.S. states, Chief Executive Officer at Lise Watier Cosmétiques, Inc., a Canadian-based beauty and skincare company, and Chief Marketing Officer at Bath & Body Works, LLC, which operates retail stores for personal care products. Ms. Martin-Vachon began her career at The Procter & Gamble Company, where she spent more than twenty years in a variety of leadership positions across the company’s portfolio of beauty, personal care and household brands. She currently serves on the Board of Directors of Retail Council of Canada, a not-for-profit, industry-funded association representing more than 45,000 store fronts of all retail formats across Canada, including department, specialty, discount, and independent stores, and online merchants. Ms. Martin-Vachon holds a Master of Business Administration from McGill University and earned her Bachelor of Arts degree in business administration at the University of Québec in Trois-Rivières.

Areas of Expertise: • Sales/Distribution • Marketing/Advertising • Strategy • Executive Leadership
	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Board of Directors	100%	None
	Corporate Governance and Social Responsibility	100%
	Compensation and Human Resources Committee	100%

	Voting Results	In Favour
	2016	99.09%
	2015	99.97%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirements
Mar. 8, 2017	2,000	9,620	11,620	$398,670	$450,000	No(12)
Mar. 9, 2016	1,000	4,195	5,195	$190,459
Change	1,000	5,425	6,425	$208,211

	Sheila O’Brien
	Age 69 Calgary, Alberta, Canada Director since June 2005 Independent(1)
Sheila O’Brien is a business advisor, corporate director and President of Belvedere 1 Investments Ltd. She has over thirty years’ experience in the oil and gas, pipeline and petrochemical sectors in Canada, the United States and Europe. She has held executive positions in the areas of human resources, investor relations, public affairs and government relations with Amoco International, Petro-Canada and Nova Chemicals Corporation. She created and implemented an innovative workforce restructuring program based on the dignity of the employee, which was designated a Worldwide Best Practice by Watson Wyatt International Consultancy. In addition, she has been active in the not-for-profit sector, having served on over 25 boards of directors, dealing primarily with human rights, women’s rights and giving voice to marginalized members of society, and is the founder of several enduring community events celebrating the accomplishments of women. She was invested in the Order of Canada in 1998 and was awarded the Diamond Jubilee Medal in 2012 for community service. She has served on the boards of directors of TransForce Income Fund, Canada’s largest trucking enterprise, publicly-traded and headquartered in Montréal, Skye Resources, a Vancouver-based, publicly-traded nickel mining company with assets in Guatemala, CFM Majestic, a Mississauga-based publicly-traded fireplace manufacturing company, and Advantage Oil & Gas Ltd., an Alberta-based publicly-traded oil and natural gas company. She currently serves on the Board of Directors of PPP Canada, a federal crown corporation with a mandate to improve the delivery of public infrastructure. Ms. O’Brien is a graduate of the MTC program at the University of Western Ontario, and completed a one-year sabbatical on creativity and innovation at various U.S. schools in 1990.

Areas of Expertise: • Human Resources • Government Relations/Public Policy • International • Health & Safety, CSR
	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Board of Directors	100%	None
	Chairman of the Compensation and Human Resources Committee	100%

	Audit and Finance Committee	100%

	Voting Results	In Favour
	2016	99.17%
	2015	99.32%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirements
Mar. 8, 2017	20,000	70,427	90,427	$3,102,547	$450,000	Yes
Mar. 9, 2016	20,000	63,828	83,828	$3,073,135
Change	Nil	6,599	6,599	$29,412

MANAGEMENT INFORMATION CIRCULAR 15

ELECTION OF DIRECTORS - NOMINEES

	Gonzalo F. Valdes-Fauli
	Age 70 Key Biscayne, Florida, United States Director since October 2004 Independent (1)
Gonzalo F. Valdes-Fauli is Chairman of the Board of BroadSpan Capital LLC, an investment banking firm specializing in financial advisory services. Mr. Valdes‑Fauli retired from Barclays Bank PLC, a major UK-based global bank, in 2001, where he held the position of Vice-Chairman, Barclays Capital, and Group Chief Executive Officer, Latin America. Mr. Valdes-Fauli also serves on the Board of Directors of The Blue Foundation, a health insurance provider wholly owned by The Blue Cross and Blue Shield of Florida, and was Chairman of the Board of Republic Bank of Dominican Republic, a financial services provider, until November 2007. He is Trustee Emeritus of the University of Miami and Spring Hill College in Mobile, Alabama. Mr. Valdes-Fauli holds a Master’s Degree in international finance from Thunderbird Graduate School for International Management.

	Board/Committee Membership and Attendance in 2016(2)		Public Board Memberships
	Board of Directors	100%	None
Areas of Expertise: • Finance Accounting/Auditing • International • Capital Markets • Risk Management	Chairman of the Corporate Governance and Social Responsibility Committee	100%
	Audit and Finance Committee	100%

	Voting Results	In Favour
	2016	99.91%
	2015	99.86%

Securities Held
As at	Common Shares(3)	DSUs(4)	Total Common Shares and DSUs	Total Market Value of Common Shares and DSUs(5)	Minimum Shareholding Requirement(6)	Meets Requirements
Mar. 8, 2017	52,840	36,556	89,396	$3,067,180	$450,000	Yes
Mar. 9, 2016	52,840	33,509	86,349	$3,165,540
Change	Nil	3,047	3,047	($98,360)

(1)
“Independent” refers to the standards of independence established under Section 303A.02 of the New York Stock Exchange Listed Company Manual, Section 301 of the Sarbanes-Oxley Act of 2002 and Section 1.2 of the Canadian Securities Administrators’ National Instrument 58-101 (Disclosure of Corporate Governance Practices).

(2)
In addition to attending all meetings of the Board and its committees on which they sit, directors are encouraged to attend and, in practice, do attend other committee meetings on a non-voting basis. Directors are not paid additional fees for such attendance.

(3)	“Common Shares” refers to the number of Common Shares beneficially owned by the director, as at March 8, 2017 and March 9, 2016, respectively.

(4)	“DSUs” (as defined in the section entitled “Director Share Ownership Policy”) refers to the number of deferred share units held by the director as at March 8, 2017 and March 9, 2016, respectively.

(5)
“Total Market Value of Common Shares and DSUs” is determined by multiplying the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on each of March 8, 2017 ($34.31) and March 9, 2016 ($36.66), respectively, by the number of Common Shares and deferred share units held as at March 8, 2017 and March 9, 2016, respectively.

(6)
See the section entitled “Director Share Ownership Policy”. For Glenn J. Chamandy’s minimum share ownership requirement as President and Chief Executive Officer, see the sections entitled “Executive Share Ownership Policy”.

(7)	As Chairman of the Board, William D. Anderson is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.

(8)	Glenn J. Chamandy is not a member of the Board committees. He attends all committee meetings as a non-voting participant at the invitation of the committee chairs.

(9)
“Options Exercisable” refers to the number of Options (as defined under the section entitled “Long-Term Incentives”) awarded to Glenn J. Chamandy and which are exercisable as at March 8, 2017 and March 9, 2016, respectively.

(10)
“RSUs” refers to the number of Treasury RSUs and Performance RSUs (as such terms are defined under the section entitled “Long-Term Incentives”) held by Glenn J. Chamandy as at March 8, 2017 and March 9, 2016, respectively.

(11)
The value of Common Shares is determined by multiplying the number of Common Shares held on each of March 8, 2017 and March 9, 2016 by the closing price of the Common Shares on the TSX on March 8, 2017 ($34.31) and on March 9, 2016 ($36.66), respectively. RSUs are comprised of Treasury RSUs and Performance RSUs, as such terms are defined under the section entitled “Long-Term Incentives”. The aggregate value of such RSUs is determined by multiplying the number of RSUs held on each of March 8, 2017 and March 9, 2016 by the closing price of the Common Shares on the TSX on March 8, 2017 ($34.31) and on March 9, 2016 ($36.66), respectively. For the purposes of calculating the value of RSUs, Performance RSUs are assumed to vest at target, which represents 100% of the number of RSUs held at the relevant date. The aggregate value of the RSU awards held as at March 8, 2017 and March 9, 2016 would amount to $11,663,616 and $12,258,297, respectively, assuming the Performance RSUs achieve maximum vesting of 200% of the number of RSUs held at the relevant date. The value of the exercisable Options (as defined under the section entitled “Long-Term Incentives”) is calculated based on the difference between the closing price of the Common Shares on the TSX on March 8, 2017 ($34.31) and on March 9, 2016 ($36.66), respectively, and the exercise price of the Options, multiplied by the number of exercisable Options held as at March 8, 2017, and March 9, 2016, respectively.

(12)
Anne Martin-Vachon, who was appointed to the Board on February 5, 2015, has a period of five years to meet the minimum shareholding requirement. See the section entitled “Director Share Ownership Policy”.

(13)
In addition to the 568,557, Common Shares owned directly by Glenn J. Chamandy, 2,970,000 are owned by an entity controlled by Mr. Chamandy and are not included in the minimum share ownership calculation.

(14)	Shirley E. Cunningham is not currently a director of the Company.

(15)	Patrik Frisk is not currently a director of the Company.

MANAGEMENT INFORMATION CIRCULAR 16

ELECTION OF DIRECTORS - NOMINEES

No Common Directorships
As at March 8, 2017, no members of the Board of Directors served together on any outside boards.
To maintain director independence and to avoid potential conflicts of interest, the Board reviews the number of board interlocks among its directors. Unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies.
Voting Results of 2016 Annual Meeting
The voting results for the election of directors at the 2016 annual meeting of shareholders of the Company were as follows:

Nominees	For		Withheld
	Number	%	Number	%
William Anderson	164,371,474	99.97%	49,549	0.03%
Donald C. Berg	164,312,272	99.93%	108,451	0.07%
Glenn J. Chamandy	164,332,158	99.95%	88,865	0.05%
Russell Goodman	162,462,206	98.81%	1,958,817	1.19%
George Heller	163,661,919	99.54%	759,104	0.46%
Anne Martin-Vachon	162,917,298	99.09%	1,503,725	0.91%
Sheila O’Brien	163,056,288	99.17%	1,364,735	0.83%
Gonzalo F. Valdez-Fauli	164,269,981	99.91%	151,042	0.09%
Director Tenure
The following chart indicates the number of years the current directors have dedicated to the Company’s Board as of January 1, 2017:

MANAGEMENT INFORMATION CIRCULAR 17

COMPENSATION OF DIRECTORS

COMPENSATION OF DIRECTORS
The Company’s director compensation program is designed (i) to attract and retain the most qualified individuals to serve on the Board of Directors and its committees, (ii) to align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) to provide appropriate compensation for the risks and responsibilities related to being an effective director.
Annual Retainers and Attendance Fees
Effective January 4, 2016, annual retainers and attendance fees were paid to the Outside Directors on the following basis (all amounts are in U.S. dollars):

Type of Compensation	Annual Compensation Effective January 4, 2016 (US$)
Board Chair Retainer	275,000	(1)
Board Retainer	150,000	(2)
Committee Chair Retainer
- Audit and Finance	20,000	(3)
- Compensation and Human Resources	15,000
- Corporate Governance	10,000
Committee Member Retainer
- Audit and Finance	Nil
- Compensation and Human Resources	Nil
- Corporate Governance	Nil
Meeting Attendance Fees
- Board meeting	1,500	(4)
- Committee meeting	1,500	(4)
- Annual shareholders’ meeting	1,500	(4)

(1)
Includes the Board and committee retainers and meeting attendance fees. US$125,000 of the Board Chair retainer is paid in deferred share units, irrespective of whether the Board Chair has met the minimum share ownership requirements. See the section entitled “Director Share Ownership Policy”.

(2)
US$75,000 of the Board retainer is paid in deferred share units, irrespective of whether the director’s minimum share ownership requirements have been met. See the section entitled “Director Share Ownership Policy”.

(3)	US$5,000 of the Audit and Finance Committee Chair retainer is paid in deferred share units, irrespective of whether the Committee Chair has met the minimum share ownership requirements.

(4)	All Outside Directors are paid meeting attendance fees except for the Board Chair, whose meeting attendance fees are included in the Board Chair retainer.
For a summary of the total compensation earned by each Outside Director during fiscal 2016 please refer to the section entitled “Total Compensation of Outside Directors”. The President and Chief Executive Officer is the only executive director of the Company and is not compensated in his capacity as a director. Outside Directors are reimbursed for travel and other out-of-pocket expenses incurred in attending Board or committee meetings and the annual shareholders’ meeting.

Director Share Ownership Policy
The Board of Directors believes that the economic interests of directors should be aligned with those of the Company’s shareholders. To achieve this, the Board has adopted a formal share ownership policy (the “Director Share Ownership Policy”) pursuant to which each Outside Director is expected to establish, over a period of five years, ownership of an amount of Common Shares and/or deferred share units (“DSUs”) which is equivalent in value to three times the annual Board retainer (based on the market value of the Common Shares on the New York Stock Exchange (the “NYSE”)), and subsequently maintain such minimum ownership position for the duration of his or her tenure as a director.
Furthermore, the Company’s Insider Trading Policy prohibits all insiders of the Company, including directors, from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such insiders as compensation or held directly or indirectly by the insider.
Deferred Share Unit Plan
The Company has adopted a deferred share unit plan (the “DSUP”) for the Outside Directors to align their economic interests with those of the Company’s shareholders and to assist them in meeting the requirements of the Director Share Ownership Policy. The DSUP became effective as of the first quarter of fiscal 2005.
Under the DSUP, each Outside Director receives DSUs valued on an annual basis at US$75,000 out of a total annual Board retainer fee of US$150,000 and the Chairman of the Board receives DSUs valued on an annual basis at US$125,000 out of a total annual Board Chair retainer fee of US$275,000. See the section entitled “Annual Retainers and Attendance Fees”. The portion of the retainers paid in DSUs is payable quarterly, even if the Outside Director has achieved the minimum shareholding requirement under the Director Share Ownership Policy. In addition, Outside Directors may elect to receive in the form of DSUs any or all of the remaining balance of the fees payable in respect of serving as a director.
Under the DSUP, Outside Directors are granted, as of the last day of each fiscal quarter of the Company, a number of DSUs determined on the basis of the amount of deferred remuneration payable to such director in respect of such quarter divided by the value of a DSU. The value of a DSU is based on the average of the closing prices of the Common Shares on the NYSE for the five trading days immediately preceding the date of the calculation (the “DSU Value”), which for this purpose is the last day of each fiscal quarter of the Company. DSUs granted under the DSUP will be redeemable,

MANAGEMENT INFORMATION CIRCULAR 18

COMPENSATION OF DIRECTORS

and the value thereof payable, only after the director ceases to act as a director of the Company. Furthermore, the DSUP provides that Outside Directors will be credited with additional DSUs whenever cash dividends are paid on the Common Shares. The number of additional DSUs credited to an Outside Director in connection with the payment of dividends is determined on the basis of the amount of cash dividends that would have been paid to the Outside Director had his or her DSUs been Common Shares at the payment date divided by the DSU Value determined as at such date.

Stock Options to Outside Directors Discontinued in 2001
Since December 2001, as a matter of Company policy, the Board discontinued all grants of stock options to Outside Directors. In May 2006, the Board of Directors formally amended the Company’s Long-Term Incentive Plan (as such term is defined under the section entitled “Long-Term Incentives”) to exclude Outside Directors as eligible participants.

Outstanding Share-Based Awards
The following table shows all share-based awards outstanding for each Outside Director as at the end of fiscal 2016:

Name	Share-Based Awards
	Number of Shares or Units of Shares That Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards That Have Not Vested(2) ($)
William D. Anderson	45,553	1,552,894
Donald C. Berg	11,136	379,617
Russell Goodman	25,975	885,487
George Heller	56,206	1,916,059
Anne Martin-Vachon	9,620	327,934
Sheila O’Brien	70,427	2,400,853
Gonzalo F. Valdes-Fauli	36,556	1,246,197

(1)
The “Number of Shares or Units of Shares That Have Not Vested” represent all awards of DSUs outstanding at fiscal year-end, including the additional DSUs credited to the Outside Directors on the payment dates of the Company’s 2016 fiscal year cash dividends on the Common Shares as provided in the DSUP (see the section entitled “Deferred Share Unit Plan”).

(2)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined by multiplying the number of DSUs held at fiscal year-end by the closing price of the Common Shares on the TSX on the last trading day prior to fiscal year-end (December 30, 2016) of $34.09.

Total Compensation of Outside Directors
The table below reflects in detail the total compensation earned by each Outside Director during the fiscal year ended January 1, 2017:

Name	Fees Earned (1)(3)		Share-Based Awards(2)(3)	Total(3)
	Retainer	Attendance
	($)	($)	($)	($)
William D. Anderson	201,405	—	167,838	369,243
Donald C. Berg[0]	—	—	237,658	237,658
Russell Goodman	96,674	36,253	131,585	264,512
Russ Hagey(4)	12,588	2,014	37,763	52,365
George Heller	—	—	237,658	237,658
Anne Martin-Vachon[0]	—	36,253	201,405	237,658
Sheila O’Brien	—	36,253	221,546	257,799
Gonzalo F. Valdes-Fauli[0]	114,130	36,253	100,703	251,086

(1)	These amounts represent the portion of the retainer and attendance fees paid in cash to the Outside Directors.

(2)
These amounts represent the cash value of the portion of the retainer and attendance fees paid in DSUs to the Outside Directors. A portion of the retainer fees is paid in DSUs to all Outside Directors (see the section entitled “Annual Retainers and Attendance Fees”). Certain Outside Directors have elected under the DSUP to receive some or all of the remaining balance of their retainer and attendance fees in DSUs.

(3)
Outside Directors are compensated in U.S. dollars. The amounts have been converted to Canadian dollars using the Bank of Canada closing rate on December 30, 2016, the last trading day prior to the fiscal year-end, of 1.3427.

(4)	Russ Hagey stepped down from the Board effective May 5, 2016.

MANAGEMENT INFORMATION CIRCULAR 19

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION DISCUSSION AND ANALYSIS
A Message from the Compensation and Human Resources Committee
Dear shareholders,
On behalf of the Compensation and Human Resources Committee and the Board of Directors, we are pleased to provide you with an overview of the key aspects of our executive compensation program for fiscal 2016. Our objective is to provide you with information that is clear and comprehensive and that allows you to understand and evaluate our executive compensation program and practices.
The foundation of our executive compensation program is the principle of pay for performance. We design our programs to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of Gildan’s shareholders. We believe that the actual compensation our executives receive should have a direct connection to their contribution to Gildan’s financial performance and overall success. Accordingly, our compensation program strongly links executive compensation to the actual performance of the Company and aligns compensation with shareholder value.
We achieve this objective by having a significant proportion of our senior executives’ annual target compensation being “at-risk”. In fact, 100% of our senior executives’ short-term incentive payout is conditional upon the attainment of Company financial metrics. In addition, 50% of our senior executives’ long-term incentives are performance-based share units that vest based on relative performance versus external benchmarks, and the other 50% of their long-term incentives are stock options that require shareholder value creation in order to generate compensation value.
We began 2016 by performing a comprehensive review of the Company’s peer group for executive compensation benchmarking purposes. Since we continually benchmark our executive compensation program, selecting comparators that are representative and relevant to Gildan is critical to ensuring that we provide competitive compensation to our senior executives. During the peer group review we determined that a number of the companies in the group were no longer within the relevant range of revenue, market capitalization and net income for appropriate benchmarking, with the result that a revised peer group composed of 16 companies will serve as a basis for establishing executive compensation for fiscal 2017.
We also initiated a review of the annual long-term incentive plan for senior executives, which we expect to complete in 2017. As part of this review, we are evaluating the award mix and performance metrics to ensure that the plan continues to be aligned with the Company’s pay-for-performance philosophy.
We are pleased to report that the Company delivered on its financial objectives for fiscal 2016 and continued to execute on its strategic objectives as follows:

•	Achieved consolidated net sales of US$2,585 million, earnings per share of US$1.47 and adjusted earnings per share of US$1.51

•	Continued to gain penetration in the faster growing fashion basics and performance segments of the printwear market

•	The Gildan® brand became the number one men’s sock brand in the U.S. retail market

•	Reached a significant milestone in our retail strategy with the Gildan® brand attaining over a 10% market share in the men’s underwear category in the U.S. retail market in January 2017

•	Completed the ramp-up of our largest new yarn-spinning facility in Mocksville, North Carolina

•	Generated a record level of free cash flow totaling US$398.4 million, up 151% over the prior calendar year

•
Completed the strategic acquisitions of Peds Legwear, Alstyle Apparel and, in January 2017 the American Apparel® brand, further enhancing our positioning within the printwear and retail markets in which we compete

•	Returned approximately US$470 million to our shareholders through dividends and share repurchases
In consideration of this year’s achievements, our senior executives all received annual incentive payouts at 100% of target, as the Company’s fiscal 2016 return on assets, at 14%, and its adjusted earnings per share, at US$1.51, both fell within their respective target ranges. We believe that these performance measures, which are based on internal budgets, continue to be appropriate as they ensure that goals are sufficiently challenging but attainable without encouraging short-term risk-taking at the expense of long-term results.

MANAGEMENT INFORMATION CIRCULAR 20

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In addition, during 2016, the senior executives’ September 2013 annual long-term incentive awards, comprised of three-year non-treasury performance RSUs, vested at 200%. This result reflected the fact that the Company’s average return on assets performance over the three-year vesting period achieved the 96th percentile of companies in the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. This ability to vest at two times the number of performance RSUs held on the vesting date is intended to align the Company’s pay practices with our compensation policy of providing the potential for top quartile compensation when Company performance is also top quartile.
Looking ahead to 2017, we plan to continue to build on our strong foundation of sound and effective practices in executive compensation. We will continue to regularly test the linkage between pay and Company performance by conducting periodic compensation analyses, comprised of stress-testing, back-testing and relative magnitude of pay analyses. We will continue to monitor the evolution of best practices, and implement those which enable and encourage high performance.  We will continue to benchmark our executive compensation program against comparable peer groups to ensure that we provide competitive compensation to our senior executives. We will implement a formal clawback policy to recoup compensation paid to senior executives under certain circumstances in this fiscal year.
We are confident that once again our executive compensation program and our compensation-related decisions strike the right balance between earning the loyalty of talented and qualified senior executives, while ensuring strong ties to the Company’s performance. We strive to provide clear and relevant information regarding our approach to executive compensation and we invite you to read the following pages to gain a deeper understanding of our compensation practices.
This year, we will be holding our sixth consecutive say-on-pay vote. Your input is important to us and we encourage you to cast your vote. The Chair of the Compensation and Human Resources Committee and other Committee members will be present at the Meeting to answer questions you may have about our executive compensation. We believe that the Company’s future is in good hands and that our senior executives and our employees have the best interest of all our stakeholders at heart.
Sincerely,

Sheila O'Brien	William D. Anderson
Chair of the Compensation and Human Resources Committee	Chairman of the Board of Directors

Determining Compensation
Compensation and Human Resources Committee
The primary role of the Compensation and Human Resources Committee is to carry out the Board’s overall responsibility for executive compensation at Gildan. Under its mandate, the Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation. The Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, and reviews the evaluation of the performance of the Company’s senior executives, including recommending their compensation. The Committee also oversees the existence of appropriate human resources systems, policies and compensation structures so that the Company can attract, motivate and retain senior executives who exhibit high standards of integrity, competence and performance. The Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and practices and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Finally, the Committee is responsible for developing a compensation philosophy and objectives that reward the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company. The mandate of the Committee is available on Gildan’s website at www.gildan.com.
At the end of the most recently completed fiscal year, the Compensation and Human Resources Committee was composed of four directors, all of whom are independent directors, namely Sheila O’Brien (Chair), Russell Goodman, George Heller and Anne Martin-Vachon. None of the members of the Committee is an acting chief executive officer of another company. The Board of Directors believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate.

MANAGEMENT INFORMATION CIRCULAR 21

COMPENSATION DISCUSSION AND ANALYSIS

Sheila O’Brien, Chair of the Committee since February 2013, is a former senior executive at Nova Chemicals Company, where her responsibilities included oversight of the human resources function. Ms. O’Brien has over 30 years of executive leadership experience in the areas of human resources, compensation, succession planning, management and labour relations and has also served on compensation and human resources committees of corporate boards.

Russell Goodman is a member of various boards of directors, including the Board of Directors of Metro Inc., where he serves as a member of the Audit Committee, and the Board of Directors of Northland Power Inc., where he serves as Chairman of the Audit Committee and is a member of the Compensation Committee. As Chairman of the Audit and Finance Committee of Gildan’s Board, Mr. Goodman is required to sit on the Compensation and Human Resources Committee.

George Heller has had, during his career as a senior corporate executive, direct reports which have included the vice-presidents of the human resources departments. Mr. Heller has also served as a director and human resource committee member of other large publicly-traded companies.

Anne Martin-Vachon is a senior executive with more than 25 years of experience in a variety of leadership positions in the consumer packaged goods and retail industry. In her role as President of The Shopping Channel she has overall responsibility for human resources and compensation matters.

Compensation Consultant
As provided in its mandate, the Compensation and Human Resources Committee has the authority to retain compensation consultants and approve their fees.
Since 2005, the Committee has retained Mercer (Canada) Limited (“Mercer”), a wholly-owned subsidiary of Marsh & McLennan Companies, Inc., to assist the Committee in matters related to corporate governance and executive compensation. Mercer assists the Committee in determining and benchmarking compensation for the Company’s senior executives and directors, ensuring that the various elements of the compensation package orient executives’ efforts and behaviours towards the goals that have been set, and ensuring that their total compensation is market competitive.
Executive Compensation-Related Work
During fiscal 2016, the Committee retained Mercer to conduct a review of the compensation reference group, a benchmarking and analysis of the senior executives' total compensation, an analysis of the Company's long-term incentive plan design, and an overview of current and emerging governance and executive compensation trends. Mercer also provided ad hoc analytical and advisory support on other matters relating to executive compensation, such as a review of the Compensation Discussion and Analysis section of the Circular as well as Black-Scholes valuations.
All Other Work
The Compensation and Human Resources Committee pre-approves any services that Mercer or its affiliates provide to the Company at the request of management.

During fiscal 2016, Mercer researched and benchmarked Gildan's total direct compensation for all vice-president level positions across the organization. The Company also purchases, from time to time, certain Mercer standard survey results for its employment markets.
The aggregate fees paid to Mercer for executive compensation-related services and all other services provided during fiscal 2016 and during Fiscal 2015 were as follows:

Type of Fee	Fiscal 2016 Fees ($)	Fiscal 2015 Fees ($)	Percentage of Fiscal 2016 Fees	Percentage of Fiscal 2015 Fees

Executive Compensation-Related Fees	133,431	149,278	72%	85%
All Other Fees	52,500	26,139	28%	15%
Total	185,931	175,417	100%	100%

Due to the policies and procedures that Mercer and the Compensation and Human Resources Committee have established, the Committee is confident that the advice it receives from the individual executive compensation consultant at Mercer is objective and not influenced by Mercer’s or its affiliates’ relationships with the Company. These policies and procedures include the following:

•	The individual consultant receives no incentive or other compensation based on the fees charged to the Company for other services provided by Mercer or any of its affiliates;

•	The individual consultant is not responsible for selling other Mercer or affiliate services to the Company;

MANAGEMENT INFORMATION CIRCULAR 22

COMPENSATION DISCUSSION AND ANALYSIS

•
Mercer’s professional standards prohibit the individual consultant from considering any other relationships Mercer or any of its affiliates may have with the Company in rendering his or her advice and recommendations;

•	The Committee has the sole authority to retain and terminate the individual consultant;

•	The individual consultant has direct access to the Committee without management intervention;

•	The Committee evaluates the quality and objectivity of the services provided by the individual consultant each year and determines whether to continue to retain the individual consultant; and

•	The Committee has adopted protocols governing if and when the individual consultant’s advice and recommendations can be shared with management.

While the Compensation and Human Resources Committee may rely on external information and advice, all of the decisions with respect to executive compensation are made by the Committee alone and may reflect factors and considerations other than, or that may differ from, the information and recommendations provided by Mercer.

Shareholder Advisory Vote on Executive Compensation
According to proxies received and ballots cast at the Company’s last annual meeting of shareholders held on Thursday, May 5, 2016, the Company’s approach to executive compensation, as disclosed in the Company’s previous management information circular dated March 9, 2016, was approved by 91.37% of its shareholders present or represented by proxy at the meeting.

Our Executive Compensation Practices
Compensation Philosophy and Objectives
Gildan’s executive compensation program is intended to attract, motivate and retain high performing senior executives, encourage and reward superior performance, and align our executives’ interests with those of the Company’s shareholders by:

•	Providing the opportunity for total compensation that is competitive with the compensation received by senior executives employed by a group of comparable North American companies;

•	Ensuring that a significant proportion of executive compensation is linked to performance through the Company’s variable compensation plans; and

•
Providing senior executives with long-term equity-based incentive plans, such as stock options and performance-based restricted share units, which also help to ensure that senior executives meet or exceed minimum share ownership requirements.

Executive Compensation Practices
In order to implement our compensation philosophy and achieve our objectives, we have adopted a number of best practices, including:

Key Features of our Compensation Program
•	Annual incentive awards subject to achievement of pre-established performance goals tied to financial objectives
•	Significant proportion of senior executives’ annual target compensation is “at-risk”
•	Amount that a senior executive can receive under the short-term incentive plan is capped at two times target
•	No minimum guaranteed payout under the short-term incentive plan
•	Long-term incentive plan equity awards are designed to encourage a long-term view of performance
•	No hedging or monetizing of equity awards by executives
•	Use of an independent compensation consultant
•	No excessive perquisites
•	Use of stress-testing and back-testing to assess alignment between pay and performance
•	Use of representative and relevant peer group
•	Annual advisory vote on executive compensation
•	Minimum share ownership guidelines for executives

MANAGEMENT INFORMATION CIRCULAR 23

COMPENSATION DISCUSSION AND ANALYSIS

The following charts illustrate that a significant portion of our senior executives’ target compensation is at-risk: 79% in the case of the President and Chief Executive Officer and 63% for the other senior executives:

•	100% of the senior executives’ short-term incentive payout is conditional upon the attainment of pre-determined financial metrics (earnings per share and return on assets);

•
50% of the senior executives’ long-term incentives are based on performance units that are conditional upon relative return on assets performance, requiring performance at the 75th percentile to achieve a 100% payout; and

•	The other 50% of their long-term incentives are stock options, which require shareholder value creation to generate compensation value.
As our executive compensation program is designed to align pay to performance, we compared our President and Chief Executive Officer’s target pay to his realizable pay over periods of three fiscal years each. The analysis below shows how intended pay has been impacted by Company performance:
The analysis above demonstrates a strong alignment between executive pay and Company performance. During the first successive four measurement periods, our President and Chief Executive Officer’s three-year average realizable pay has exceeded his target pay. For the fifth measurement period, the average realizable pay was lower than target pay. This is fully consistent with our approach of tying a significant portion of total direct compensation to the attainment of performance objectives and value

MANAGEMENT INFORMATION CIRCULAR 24

COMPENSATION DISCUSSION AND ANALYSIS

creation. Gildan's pay results were in line with the average total shareholder return, trending upwards over the first four periods and decreasing during the fifth period.
For the purpose of the analysis, we defined “target pay” as the sum of base salary, target short-term incentives and target long-term incentives, and we defined “realizable pay” as the sum of the following compensation elements:

Compensation Element	Treatment of Compensation Element
Base salary	Salary received
Annual incentive	Annual bonus paid during the period
Performance RSUs
 Value of awards granted during the period that vested and were paid out during the period
 Value of unvested awards granted during the period, calculated on the last day of the period assuming 100% vesting

Stock options	Value of gains realized upon exercise of options granted during the period In-the-money value of unvested or unexercised options granted during the period, calculated on the last day of the period
New hire or one-time awards and all other compensation	Excluded from the calculation

Benchmarking Practices
To meet the Company’s objectives of providing market competitive compensation opportunities, Gildan’s senior executive compensation plans are benchmarked against market compensation data gathered from organizations of comparable size, complexity and geographical scope, as well as other companies with which the Company competes for executive talent.
As part of this benchmarking process, the Compensation and Human Resources Committee reviews compensation data gathered from proxy circulars of other publicly-traded companies (the “Proxy Reference Group”). In addition, the Committee considers information gathered from annual compensation planning surveys from a range of outside consulting firms in connection with determining annual salary increases for senior executives. The composition of the Proxy Reference Group is reviewed regularly by the Compensation and Human Resources Committee for its ongoing business relevance to the Company and changes are made as deemed appropriate. From time to time, the Committee engages Mercer to review the composition of the Proxy Reference Group and provide recommendations to the Committee.
An overview of the characteristics of the Proxy Reference Group which was used for the benchmarking and establishment of compensation for fiscal 2016 is provided in the next table. Unlike in the previous years, the use of a secondary reference group for roles having a Canadian market for talent has been discontinued in consideration of the fact that Gildan competes for talent on a broader scale for its senior executives. This broader scale is covered by the Proxy Reference Group.
(All values in $ millions)

	Gildan Activewear Inc.		Proxy Reference Group(1)
Location	Canada		North America
Industry Sector	Textiles and Apparel		Apparel, Accessories & Luxury Goods
Revenues Preceding 12 months	$3,520	(2)(3)	$2,926	(2)
Market Capitalization As at January 3, 2016	$9,593		$3,905	(2)
Net income Preceding 12 months	$474	(2)(3)	$202	(2)

(1)
The financial data for the Proxy Reference Group are from the S&P Research Insight database and represent the median of the group on December 31, 2015, for the most recently reported 12-month revenue and net income.

(2)	All U.S. dollar figures have been converted to Canadian dollars using the Bank of Canada 21-day average of 1.3705 on December 31, 2015.

(3)	The financial data for the Company are based on its results for calendar 2015.
The industry sector is considered relevant in selecting comparators, as Gildan competes directly with these organizations for customers, revenue, executive talent and capital. Revenue size, which is used as a proxy for the level of complexity, job scope and responsibility associated with senior executive positions, is also considered relevant in selecting comparators given the correlation between pay level and company size.

MANAGEMENT INFORMATION CIRCULAR 25

COMPENSATION DISCUSSION AND ANALYSIS

The following selection criteria were used to determine the Proxy Reference Group that was in effect at the beginning of fiscal 2016:

•	North American companies with annual revenues approximately one-half to two times Gildan’s revenue (median revenue approximates $2.9 billion); and

•	Global Industry Classification Standard (GICS) sub-industry classification of Apparel, Accessories & Luxury Goods.
The companies included in this Proxy Reference Group are the following:

Proxy Reference Group
Carter’s Inc.	lululemon athletica inc.
Cintas Corp	Oxford Industries Inc.
Columbia Sportswear Co.	Perry Ellis International Inc.
G&K Services Inc.	Phillips Van Heusen Corp.
G-iii Apparel Group	Quiksilver
Hanesbrands Inc.	Under Armour, Inc.
Kate Spade & Co (formerly, Fifth & Pacific Companies, Inc.)	UniFirst Corporation
During fiscal 2016, the Compensation and Human Resources Committee mandated Mercer to conduct a review of the Proxy Reference Group in consideration of the fact that certain companies in the Proxy Reference Group were no longer within the relevant range of revenue, market capitalization and net income level for appropriate benchmarking. As part of this exercise the following criteria were considered:

•	Region where Gildan primarily conducts business and competes for talent, which results in companies headquartered in North America that are listed on a Canadian or U.S. exchange;

•	Revenue, market capitalization, enterprise value, net income, EBITDA and total assets, generally in a range of 50% to 200% of Gildan;

•
Global Industry Classification Standard (GICS) sub-industry classification of Apparel, Accessories & Luxury Goods and companies from other classifications, such as consumer products companies with similar customers and business model to Gildan; and

•	Companies with comparable compensation structures vis-à-vis the compensation elements that make up total compensation.

As a result, the Proxy Reference Group which will serve as a basis for the establishment of compensation for fiscal 2017 is now composed of the following 16 companies:

Proxy Reference Group
Carter’s Inc.	lululemon athletica inc.
Church & Dwight Co., Inc.	Mattel, Inc.
Cintas Corp	Michael Kors Holding Limited
Coach, Inc.	Phillips Van Heusen Corp.
Columbia Sportswear Co.	Ralph Lauren Corp.
Edgewell Personal Care Company	Skechers USA, Inc.
Hanesbrands Inc.	Spectrum Brand holdings, Inc.
Hasbro Inc.	Under Armour, Inc.

MANAGEMENT INFORMATION CIRCULAR 26

COMPENSATION DISCUSSION AND ANALYSIS

The following table provides an overview of the characteristics of the new Proxy Reference Group:
(All values in $ millions)

	Gildan Activewear Inc.		Proxy Reference Group(1)
Location	Canada		North America
Industry Sector	Textiles and Apparel		Apparel, Accessories & Luxury Goods Consumer products
Revenues Preceding 12 months	$3,446	(2)(3)	$6,300	(2)
Market Capitalization As at January 1, 2017	$7,849		$10,298	(2)
Enterprise Value As at January 1, 2017	$8,680	(2)(3)	$12,457	(2)
Net income Preceding 12 months	$462	(2)(3)	$444	(2)

(1)
The financial data for the Proxy Reference Group are from the S&P Research Insight database and represent the median of the group on December 30, 2016, for the most recently reported 12-month revenue and net income.

(2)	All U.S. dollar figures have been converted to Canadian dollars using the Bank of Canada 20-day average of 1.3329 on December 30, 2016.

(3)	The financial data for the Company are based on its results for fiscal year 2016.

Positioning
The Company’s executive compensation policy is to use the market median with the potential of top quartile total compensation when individual and Company performance are also at top quartile. The Compensation and Human Resources Committee uses discretion and judgement when determining actual compensation levels. Individual compensation may be positioned above or below median, based on individual experience and performance or other criteria deemed important by the Committee. Relative to the New Proxy Reference Group for fiscal 2017, the Company's senior executives' total direct compensation opportunity is currently positioned below the market median.

MANAGEMENT INFORMATION CIRCULAR 27

COMPENSATION DISCUSSION AND ANALYSIS

Performance Graph
Cumulative Value of a $100 Investment
The following graph compares the cumulative total shareholder return on an investment of $100 in Common Shares made on October 2, 2011 with the cumulative total return of the S&P/TSX Composite Index, assuming the reinvestment of all dividends.
A significant portion of the Company’s revenues are generated in U.S. dollars and its financial statements are expressed in U.S. dollars. As such, a change in value of the Canadian dollar relative to the U.S. dollar can have an effect on the value of the Company’s Canadian dollar denominated Common Shares.

	October 2, 2011	September 30, 2012	September 29, 2013	October 5, 2014	January 3, 2016	January 1, 2017
Company (CDN$) - Total Return	$100	$116	$182	$230	$301	$264
S&P/TSX Composite Index Total Return (CDN$)	$100	$109	$117	$139	$127	$154

MANAGEMENT INFORMATION CIRCULAR 28

COMPENSATION DISCUSSION AND ANALYSIS

Cumulative Value of a US$100 Investment
The following graph compares the cumulative total shareholder return on an investment of US$100 in Common Shares made on October 2, 2011 with the cumulative total return of the S&P 500 Composite Index, assuming the reinvestment of all dividends.

	October 2, 2011	September 30, 2012	September 29, 2013	October 5, 2014	January 3, 2016	January 1, 2017
Company (US$) - Total Return	$100	$124	$186	$216	$229	$207
S&P 500 Composite Index Total Return (US$)	$100	$130	$156	$186	$198	$222
Gildan’s total shareholder return over the five-year period shows an upward trend from fiscal 2012 to 2015, with a slight decrease in 2016. Over the same five-year period, total compensation earned by the senior executives has also grown overall, with a slight decrease in fiscal year 2014, when bonuses paid to the senior executives under the annual short-term incentive plan was 14% of target. In Fiscal 2015, there was an increase in total compensation as a result of the fifteen-month reporting period which included two annual long-term incentive awards and a one-time equity grant to our new Executive Vice-President, Chief Financial and Administrative Officer.
It should be noted that total compensation may fluctuate year over year, not always following the trend in total shareholder returns, due to the following factors:

•	Senior executives’ base salary adjustments are generally made to remain competitive with the Proxy Reference Group and to reflect any changes in the scope of the executives’ responsibilities;

•	Short-term incentive payouts are not directly linked to total shareholder return but rather they are based on underlying financial measures (i.e. earnings per share and return on assets); and

•
While long-term incentive grants are typically made at market-competitive target levels, occasional one-time equity grants may cause significant year-over-year fluctuations in total compensation. The value ultimately realized from long-term incentive awards depends on relative return on assets performance (in the case of restricted share units) and share price performance.

MANAGEMENT INFORMATION CIRCULAR 29

COMPENSATION DISCUSSION AND ANALYSIS

Our Named Executive Officers
Below is a description of each of the individuals who form our current senior executive team, which include our President and Chief Executive Officer, our Executive Vice-President, Chief Financial and Administrative Officer, and our three other most highly compensated executive officers as of January 1, 2017 (“Named Executive Officers” or “NEOs”). Detailed information about the compensation awarded to our Named Executive Officers in 2016, 2015 and 2014 can be found in the section entitled “Summary Compensation Table”.

Glenn J. Chamandy
President and Chief Executive Officer
Glenn J. Chamandy is one of the founding members of Gildan and has devoted his entire career to building Gildan into an industry leader. He became President and Chief Executive Officer in August 2004. Mr. Chamandy is responsible for providing leadership and vision to Gildan, as well as setting the strategic direction in line with shareholders’ interests. Since the Company became public in June 1998, its equity market capitalization has increased from $102,286,000 to $7,848,857,601 as at January 1, 2017.

Fiscal 2016 Highlights
•
Achieved consolidated net sales of US$2,585 million
•
Achieved net earnings of US$346.6 million
•
Generated a record level of free cash flow totaling US$398.4 million, up 151% over the prior calendar year
•
Completed the strategic acquisitions of Alstyle and Peds and drove the Company's growth and capital allocation priorities

Fiscal 2016 Direct Compensation
Base Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
1,056,146		1,584,219		4,267,280	6,907,645
Equity Ownership as at January 1, 2017(2)
Common Shares		RSUs		Minimum Shareholding Requirements	Meets Requirement
(#)(3)	($)	(#)	($)
568,555	20,240,558	169,974	6,051,074	6 x Base Salary	Yes

Rhodri J. Harries
Executive Vice-President, Chief Financial and Administrative Officer
Rhodri J. Harries joined Gildan in August 2015 as its Executive Vice-President, Chief Financial and Administrative Officer. Prior to joining Gildan, Mr. Harries served as the Chief Financial Officer of Rio Tinto Alcan since 2014, where previously he held the position of Chief Commercial Officer from 2009 to 2013. Mr. Harries joined Alcan in Montréal in 2004 as the Vice President and Corporate Treasurer and remained with the company following its acquisition by Rio Tinto in 2007. Prior to joining Alcan, Mr. Harries spent 15 years in North America, Asia and Europe with General Motors, where he held successive positions of increasing responsibility in corporate finance, treasury and business development. He is accountable for the Company’s financial management as well as overseeing corporate development and corporate affairs, information technology, legal affairs, corporate communications and the corporate human resources groups.

Fiscal 2016 Highlights
•
Introduced a leverage framework to optimize Gildan's capital structure
•
Raised US$600 million in long-term debt to support leverage target
•
Increased the dividend by 20% for a fifth consecutive year
•
Returned approximately US$470 million to shareholders through the payment of dividends and share repurchases

Fiscal 2016 Direct Compensation
Base Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
717,769		466,550		1,256,700	2,441,019
Equity Ownership as at January 1, 2017(2)
Common Shares		RSUs		Minimum Shareholding Requirements	Meets Requirement
(#)	($)	(#)	($)
250	8,900	97,954	3,487,162	3 x Base Salary	Yes

MANAGEMENT INFORMATION CIRCULAR 30

COMPENSATION DISCUSSION AND ANALYSIS

Benito A. Masi
Executive Vice-President, Manufacturing
Benito A. Masi has been involved in apparel manufacturing in North America for over 30 years. He joined Gildan in 1986, and since then has held various positions in the Company. He was appointed Vice-President, Apparel Manufacturing in February 2001. In August 2004, he was appointed Executive Vice-President, Apparel Manufacturing and his title was changed to Executive Vice-President, Manufacturing in January 2005. Mr. Masi is responsible for the strategic and operational performance of the Company’s worldwide manufacturing facilities and supply chain.

Fiscal 2016 Highlights
•
Reorganized the manufacturing organization into a regional hub structure
•
Successfully integrated and expanded capacity utilization at our new Mexican manufacturing hub, which was acquired as part of the Alstyle acquisition
•
Successfully integrated a new sock manufacturing facility in Hildebran, NC
•
Continued the implementation of important cost saving projects in manufacturing operations

Fiscal 2016 Direct Compensation(1)
Base Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
709,044		460,878		924,560	2,094,482
Equity Ownership as at January 1, 2017(2)
Common Shares		RSUs		Minimum Shareholding Requirements	Meets Requirement
(#)	($)	(#)	($)
148,277	5,278,661	38,198	1,359,849	3 x Base Salary	Yes

Michael R. Hoffman
President, Printwear
Michael R. Hoffman joined Gildan in October 1997. He served as Vice-President, Sales and Marketing for the international division until his appointment as President of Printwear in February 2001. Mr. Hoffman has over 30 years of experience in apparel sales and marketing. He provides strategic direction and leadership for the Company’s sales and marketing groups in the Printwear division.

Fiscal 2016 Highlights
•
Printwear segmented sales of US$1,651 million  for fiscal 2016, up by US$16.7 million compared to 2015 (on a calendar year basis)
•
Printwear operating income of US$388 million
•
Achieved double digit unit sales volume growth in fashion and performance basics, as well as in international printwear markets
•
Integrated Alstyle's sales and distribution operations into Printwear

Fiscal 2016 Direct Compensation(1)
Base Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
709,044		460,878		924,560	2,094,482
Equity Ownership as at January 1, 2017(2)
Common Shares		RSUs		Minimum Shareholding Requirements	Meets Requirement
(#)	($)	(#)	($)
74,752	2,661,171	38,198	1,359,849	3 x Base Salary	Yes

MANAGEMENT INFORMATION CIRCULAR 31

COMPENSATION DISCUSSION AND ANALYSIS

Eric R. Lehman
President, Branded Apparel
Eric R. Lehman joined Gildan in December 2006 as Executive Vice-President, Supply Chain. In November 2008, Mr. Lehman’s responsibilities were expanded to include information technology and operational excellence and his title changed to Executive Vice-President, Supply Chain, Information Technology and Operational Excellence until his appointment as President of Branded Apparel in January 2011. He has over 20 years of experience in the supply chain function with major national apparel brands.

Fiscal 2016 Highlights
•
Branded Apparel segmented sales of US$934 million
•
Branded Apparel operating income of US$85 million
•
Gildan® brand became the number one men’s sock brand in the U.S. retail market
•
Integrated Peds sales and distribution operations into Branded Apparel

Fiscal 2016 Direct Compensation(1)
Base Salary		Short-Term Incentive		Long-Term Incentives	Total Direct Compensation
($)		($)		($)	($)
709,044		460,878		924,560	2,094,482
Equity Ownership as at January 1, 2017(2)
Common Shares		RSUs		Minimum Shareholding Requirements	Meets Requirement
(#)	($)	(#)	($)
80,314	2,859,178	38,198	1,359,849	3 x Base Salary	Yes

(1)	For Messrs. Masi, Hoffman and Lehman, their base salary and short-term incentive awards are paid in U.S. dollars, which were converted to Canadian dollars at a rate of 1.3427.

(2)	For the detailed calculation of the dollar value of Common Shares and RSUs, please refer to the section “Share Ownership Levels”.

(3)
In addition to the 568,557, Common Shares owned directly by Glenn J. Chamandy, 2,970,000 are owned by an entity controlled by Mr. Chamandy and are not included in the minimum share ownership calculation.

Our Executive Compensation Program
Executive Compensation Components
Gildan’s executive compensation program is comprised of fixed and variable components. The variable components include equity and non-equity incentive plans. Each compensation component has a different function, but all elements are designed to work in concert to maximize Company and individual performance by providing financial incentives to senior executives based on the level of achievement of specific operational and financial objectives.
The following table summarizes the compensation components of Gildan’s executive compensation program, including the objectives of each component and the criteria impacting each component’s value:

Component	Key Feature	Form	Criteria	Risk-Mitigating Elements	Objectives
Base Salary	• Fixed Pay Rate • Individual salary recommendations based on competitive assessment and economic outlook, leadership, retention and succession candidates • Performance period: 1 year	• Cash	• Proxy Reference Group data • Individual contribution and performance	• Use of external advisor and peer group analysis	• Attract and retain top talent • Recognize level of responsibilities, individual experience and contribution to the Company's performance
Short-Term Incentive (SCORES)	• Annual award based on achievement of pre-determined corporate performance objectives (EPS and ROA) • Performance period: 1 year	• Cash	• Return on assets performance • Adjusted earnings per share performance	• Capped to two-times target • Use of external advisor and peer group analysis	• Motivate executives to attain and exceed the Company's annual goals and financial targets

MANAGEMENT INFORMATION CIRCULAR 32

COMPENSATION DISCUSSION AND ANALYSIS

Component	Key Feature	Form	Criteria	Risk-Mitigating Elements	Objectives
Long-Term Incentives	• Stock options: • 7-year term • Vest over 5 years: 25% at 2nd, 3rd, 4th and 5th anniversary of grant date	• Stock options	• Time-based • Share price	• Provides value only if shareholder value creation occurs	• Align executives with shareholder value creation • Support retention with vesting conditions
	• Performance RSUs: • 3-year vesting period • Cliff vests	• Performance-based restricted share units	• 100% based on return on assets relative to that of a reference group	• Requires 75th percentile to achieve 100% vesting	• Motivate executives to create value for the Company at a level that exceeds value creation of a pre-determined reference group
	• Employee Share Purchase Plan (voluntary): • Accumulates over time; 2-year hold period	• Common Shares at 90% of market price	• Share price	• Capped at 10% of base salary (and US$25,000 for US-based participants)	• Further build Common Share ownership
Retirement Benefits	• Defined contribution plans (RRSP/DPSP in Canada, 401(k) in the US)	• Cash payments following retirement	• Market data used to determine executive contributions to retirement programs	• All plans are defined contribution based	• Facilitate accumulation of retirement assets • Support retention by ensuring competitiveness
• SERP (Supplemental Executive Retirement Plan)
Executive Benefits and Perquisites	• Healthcare, disability and life insurance benefits, annual perquisite allowance	• Group or individual coverage • Annual allowance	• Market data used to determine executive coverage and aggregate value of perquisites	• Perquisite value limited by annual allowance	• Ensure proper protection • Support retention by ensuring competitiveness

Base Salary
Salaries of the senior executives are established based on a comparison with competitive benchmarks. The starting point to determine senior executive base salaries is the median of salaries in the Proxy Reference Group.
The Compensation and Human Resources Committee regularly reviews the individual salaries of the senior executives and makes adjustments when required to ensure that compensation remains market competitive and reflects individual performance, competencies, responsibilities and experience. The Committee also takes into account the senior executive’s value to the Company and retention risk. From time to time, the Committee engages Mercer to conduct a compensation review of the base salaries of senior executives.
For 2016, as part of the Company-wide annual salary review process, the base salary of each of the NEOs was increased by 3% effective March 1, 2016:

Name	2015	2016	Increase
Glenn J. Chamandy President and Chief Executive Officer	$1,030,000	$1,060,900	3%
Rhodri J. Harries Executive Vice-President, Chief Financial and Administrative Officer	$700,000	$721,000	3%
Benito A. Masi Executive Vice-President, Manufacturing	US$515,000	US$530,450	3%
Michael R. Hoffman President, Printwear	US$515,000	US$530,450	3%

Name	2015	2016	Increase
Eric R. Lehman President, Branded Apparel	US$515,000	US$530,450	3%
For fiscal 2017, the Committee engaged Mercer to compare the base salaries of the NEOs to those of the new Proxy Reference Group. Based on the results of this comparison, the base salaries of all NEOs will be set in U.S. dollars in order to provide a currency neutral comparison with the base salaries of the comparator group which consists mainly of U.S. companies.

As a result, effective January 2, 2017, the base salary for each of the NEOs will be as follows:

Name	Base Salary
Glenn J. Chamandy President and Chief Executive Officer	US$1,000,000
Rhodri J. Harries Executive Vice-President, Chief Financial and Administrative Officer	US$575,000
Benito A. Masi Executive Vice-President, Manufacturing	US$550,000
Michael R. Hoffman President, Printwear	US$550,000
Eric R. Lehman President, Branded Apparel	US$550,000

MANAGEMENT INFORMATION CIRCULAR 33

COMPENSATION DISCUSSION AND ANALYSIS

Short-Term Incentive (SCORES)
The Company’s short-term incentive plan, Supplemental Cash Opportunities for Results Exceeding Standards (“SCORES”), aims to enhance the link between pay and performance by:

•	Aligning the financial interests and motivations of Gildan’s senior executives and employees with the annual financial performance and returns of the Company;

•	Motivating senior executives and employees to work towards common annual performance objectives;

•
Providing total cash compensation that is greater than the median of the Proxy Reference Group in cases where superior financial performance and returns in excess of target objectives are attained; and

•	Providing total cash compensation that is below the market median in cases where corporate performance objectives are not attained.

SCORES target payout levels for each NEO depend on the senior executive’s position. From time to time, the Compensation and Human Resources Committee engages Mercer to conduct a compensation review of the target payout levels of the NEOs to ensure they are in line with the median of the Proxy Reference Group.

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)
Glenn J. Chamandy	150%	0-300%
Rhodri J. Harries	65%	0-130%
Benito A. Masi	65%	0-130%
Michael R. Hoffman	65%	0-130%
Eric R. Lehman	65%	0-130%
For fiscal 2017, the Committee engaged Mercer to review the positioning of the target payouts compared to the new Proxy Reference Group. Based on the results of this review, the target payouts for Messrs. Harries, Masi, Hoffman and Lehman will be adjusted to 75% of their base salary. There is no change to Mr. Chamandy's target payout.
Performance Measures and Targets
Performance measures, targets and payout levels for SCORES are reviewed and approved annually by the Board of Directors on the recommendation of the Compensation and Human Resources Committee. As stated in the section of this Circular entitled “Risk Assessment of Executive Compensation Program”, as a risk mitigation measure, the Board of Directors retains the discretion to reduce or increase the SCORES payouts, taking into consideration qualitative factors beyond the quantitative financial metrics. For fiscal 2016, the Board of Directors approved the following as the financial measures to be achieved for SCORES:

•	Return on assets (“ROA”) measured against the Company’s budgeted ROA; and

•	Adjusted earnings per share (“EPS”) measured against the Company’s budgeted adjusted EPS.
ROA for purposes of SCORES, is calculated by dividing EBIA (earnings before financial expenses, amortization of intangible assets and the impact of restructuring and acquisition related costs) for the year by the average net operating assets for such year. Net operating assets is calculated using net working capital, which is current assets excluding cash and cash equivalents minus current liabilities, plus non-current assets, excluding deferred income taxes and adding back the accumulated amortization of intangible assets.
Adjusted EPS for purposes of SCORES is calculated as net earnings before restructuring and acquisition-related costs, net of related income tax recoveries, divided by the diluted weighted average number of Common Shares outstanding. The Compensation and Human Resources Committee recommended ROA and adjusted EPS as the financial measures to be achieved in fiscal 2016 to ensure that senior executives’ incentive-based compensation reflects:

•	Success in achieving the Company’s targets for profitability; and

•	Effectiveness in managing the return on assets, including the level of investment required to generate earnings.
For both financial measures, there is a maximum value over which performance will not add any more to the SCORES payout and a threshold value under which there will be no bonus payout for the NEOs. The target values are to be attained within a positive or negative variance of 2.5% versus the target for EPS and 3.5% versus the target for ROA.  The maximum and threshold values are at a positive or negative variance of 5% versus the target for EPS and 7% versus the target for ROA. Between the target value (+/-2.5% and +/-3.5%) and the maximum (+5% and +7%) and threshold value (-5% and -7%), the progression remains linear. The following table illustrates the SCORES financial measures for fiscal 2016:

MANAGEMENT INFORMATION CIRCULAR 34

COMPENSATION DISCUSSION AND ANALYSIS

Long-Term Incentives
The purpose of the equity incentive component of Gildan’s executive compensation program, namely the long-term incentive plan (the “Long-Term Incentive Plan” or “LTIP”), is to assist and encourage senior executives and key employees of Gildan and its subsidiaries to work towards and participate in the growth and development of the Company and to assist the Company in attracting, retaining and motivating its officers and key employees. The LTIP is designed to:

•	Recognize and reward the impact of longer-term strategic actions undertaken by senior executives and key employees;

•	Align the interests of the Company’s senior executives and key employees with its shareholders;

•	Focus senior executives and key employees on developing and successfully implementing the continuing growth strategy of the Company;

•	Foster the retention of senior executives and key management personnel; and

•	Attract talented individuals to the Company.
Types of Equity Incentives Awarded
The LTIP allows the Board of Directors to grant to senior executives the following types of long-term incentives:

•	Stock options (“Options”);

•	Dilutive restricted share units (share units that are settled in Common Shares issued from treasury) (“Treasury RSUs”); and

•	Non-dilutive restricted share units (share units that are settled in cash or Common Shares purchased on the open market) (“Non-Treasury RSUs”).
Treasury RSUs, Non-Treasury RSUs and the Non-Treasury RSUs for senior executives called Performance RSUs (see below in this section under the heading “Performance Measures and Weightings”) are referred to in this Circular collectively as “RSUs” and individually as an “RSU”.
For a more detailed description of the features of the LTIP, see Schedule “B” of this Circular.
The LTIP awards help to achieve Gildan’s compensation objectives as follows:

•	The LTIP aims at bringing the total compensation received by Gildan’s senior executives to the 75th percentile of the Proxy Reference Group if the Company achieves its maximum ROA goals.

•	Through the use of performance vesting for a significant portion of long-term compensation, top quartile compensation only occurs when both financial and strategic targets are achieved and the Company’s long-term return on investment and share price reflect these achievements.

•	Through the use of time vesting for a portion of long-term compensation, the LTIP awards help to achieve the Company’s objective of ensuring the retention of senior executives.
Determination of Grants
All grants of RSUs and Options are approved by the Board of Directors, based on the recommendation of the Compensation and Human Resources Committee after considering the recommendation of the President and Chief Executive Officer, with the exception that any grant awarded to the President and Chief Executive Officer is determined and approved independently and without any input from him.
Treasury RSUs are used generally for one-time awards to attract talented candidates or for retention purposes. Options and Performance RSUs are granted to senior executives on an annual basis as part of the long-term portion of their annual compensation. Annual award targets are based on the expected impact of the role of the senior executive on the Company’s performance and strategic development as well as market benchmarking. Previous grants are not taken into account when considering new annual grants, as annual grants are determined by specific guidelines, such as a determined grant value.
Target annual equity awards to senior executives, as a percentage of base salary, are as follows:

Position	Fiscal 2016 Target Awards (% of Base Salary)(1)	Mix of Options and Performance RSUs (% of Base Salary)(2)
		Options	RSUs
President and Chief Executive Officer	300%	150%	150%
Executive Vice-President Chief Financial and Administrative Officer	130%	65%	65%
Executive Vice-President, Manufacturing	130%	65%	65%
President, Printwear	130%	65%	65%
President, Branded Apparel	130%	65%	65%

(1)
Since grant levels of RSUs and Options are determined using the U.S. dollar closing price of the Common Shares (see below in this section), the percentage for NEOs paid in Canadian dollars serves as the base for the calculations, but the effective percentage of base salary that the award represents will fluctuate, positively or negatively, based on the then applicable exchange rate.

(2)	Performance RSUs have the potential to vest at a maximum of 200% of the actual number of RSUs held at the vesting date.

MANAGEMENT INFORMATION CIRCULAR 35

COMPENSATION DISCUSSION AND ANALYSIS

Since the change in our fiscal year end in Fiscal 2015, the timing of the annual equity grants coincides with the release of the financial results for the third fiscal quarter. For purposes of determining the annual grants, the Company uses the closing price of the Common Shares on the trading day following the day of the release of the Company’s financial results for the third quarter. The timing of the annual grants ensures the grants occur on a date outside of the quarterly trading blackout periods under the Company’s Insider Trading Policy.
Further, in consideration of the weakening of the Canadian dollar against the U.S. dollar, in August 2015 the Compensation and Human Resources Committee adopted a measure to ensure that the compensation positioning of the NEOs is consistent with its compensation policy of using the market median, based on the Proxy Reference Group, which consists mainly of U.S. companies. As of that date, grant levels of RSUs and Options are determined using the U.S. dollar closing price of the Common Shares on the NYSE. This measure reduces the gap created by foreign exchange for NEOs paid in Canadian dollars, as there is essentially complete symmetry between the Canadian and U.S. share price after adjusting for foreign exchange.
The effect of this change was that the annual grants in fiscal 2016 were equal to 402% and 174% of the base salaries of the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer, respectively.
For fiscal 2017, the Committee engaged Mercer to review the positioning of the NEOs total direct compensation compared to the New Proxy Reference Group. Based on the results of this review, the target award for Mr. Chamandy was increased to 400% of his base salary and the target awards for Messrs. Harries, Masi, Hoffman and Lehman were increased to 200% of their respective salaries. With the base salaries of all NEOs being set in U.S. dollars effective in 2017, the target annual equity awards of Messrs. Chamandy and Harries will remain at 400% and 200% respectively, and will not fluctuate as a result of foreign exchange.
Performance Measures and Weightings
To encourage a long-term view of performance and to align the interests of senior executives with the interests of shareholders, Options and RSUs have vesting conditions that are based on the following criteria:

Award Type	Time	Gildan’s Financial Performance
Options	100%	—
Performance RSUs(1)	—	100%
Treasury RSUs	50%	50%

(1)
Performance RSUs have the potential to vest at a maximum of 200% of the actual number of RSUs held at the vesting date, if Gildan’s financial performance exceeds the target performance by a certain percentage.

Vesting for Options: Options granted to senior executives have a term of seven years and are not exercisable prior to the second anniversary of the grant date, with 25% being exercisable on and after each of the second, third, fourth and fifth anniversary of the grant date with the exception of a special one-time grant of Options to the Executive Vice President, Chief Financial and Administrative Officer in August 2015, which cliff-vests at the end of the five year period.
Vesting for Treasury RSUs: Treasury RSUs awarded to senior executives under the LTIP vest at the end of a five-year vesting period and are subject to the same vesting conditions, with 50% of each award vesting at the end of its vesting period on the basis of time and the remaining 50% of each award vesting based on Gildan’s average ROA performance for the vesting period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The performance-vesting portion of each Treasury RSU award is subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/ TSX Capped Consumer Discretionary Index	Percentage of Performance Component of Award That Vests
At or above the 75th percentile	100%
At the median	50%
Below the 40th percentile	0%
Vesting for Non-Treasury RSUs: All Non-Treasury RSUs awarded to date under the LTIP vest at the end of a three-year period and, with the exception of Performance RSUs described below, all Non-Treasury RSUs are subject to the same vesting conditions as Treasury RSUs described above.
Vesting for Performance RSUs: While key employees continue to receive Non-Treasury RSUs, with the vesting conditions described above, as part of their annual LTIP awards, all Non-Treasury RSUs granted to NEOs are what are referred to in this Circular as “Performance RSUs”. Performance RSUs vest at the end of a three-year period, but vest fully based on the Company’s average ROA performance for the period as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. The absence of time-based vesting for Performance RSUs reinforces the objective of aligning the interests of the Company’s senior executives with those of its shareholders by ensuring that vesting of Performance RSUs is entirely based on meeting ROA performance thresholds.
In addition, Performance RSUs can vest at up to two times the actual number of RSUs held at the vesting date, based on the achievement of exceptional ROA performance for the period, as compared to the S&P/TSX Capped Consumer Discretionary Index, excluding income trusts. This feature is intended to align

MANAGEMENT INFORMATION CIRCULAR 36

COMPENSATION DISCUSSION AND ANALYSIS

the Company’s pay practices with its compensation policy, which is to provide the potential for top quartile total compensation when company performance is also top quartile.
Performance RSUs awarded to senior executives are subject to the following relative performance-vesting schedule, with linear interpolation between the 40th percentile and the median and between the median and the 75th percentile:

Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award That Vests
Equal to or above the 90th percentile	200%
Equal to the 89th percentile	180%
Equal to the 88th percentile	160%
Equal to the 87th percentile	140%
Equal to the 86th percentile	120%
Equal to or above the 75th percentile and below the 86th percentile	100%
At the median	50%
Below the 40th percentile	0%
During fiscal 2016, Performance RSUs granted to the NEOs vested as follows:

Grant Date	Vesting Date	Financial Performance Relative to the S&P/TSX Capped Consumer Discretionary Index	Percentage of Award that Vested
September 30, 2013	September 29, 2016	96th percentile	200%

Dividends on Outstanding Restricted Share Units
In conjunction with the declaration of its quarterly cash dividend on the Common Shares, the Board also credits the holders of Treasury RSUs, Non-Treasury RSUs and Performance RSUs with additional RSUs based on the amount of the dividend such holders would have received had their RSUs been Common Shares on the payment date of the dividend. Accordingly, effective on the payment date of each of the Company’s quarterly cash dividends during fiscal 2016, namely April 4, June 13, September 6, and December 12, 2016 (dividend of US$0.078 per share), the Board granted additional RSUs to each RSU holder with the same performance objectives and other terms and conditions as the underlying RSUs. For the purpose of this Circular, these additional RSU grants are referred to as “RSU Dividends”.
The number of RSU Dividends granted to each holder is calculated based on the value of the cash dividend the RSU holder would have received had their RSUs been Common Shares on the payment date of the dividend, divided by the equivalent of the higher of the closing price of the Common Shares on the TSX or the NYSE, converted to Canadian dollars, on the last trading day preceding the payment date of the dividend.

Securities Authorized for Issuance Under Equity Compensation Plans
For fiscal 2016, the following table provides with respect to the LTIP:

•	The number of securities to be issued upon the exercise of outstanding options, warrants and rights;

•	The weighted-average exercise price of such outstanding options, warrants and rights; and

•	The number of securities remaining available for future issuance under the applicable plan, other than securities to be issued upon the exercise of such outstanding options, warrants and rights.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the Second Column)
	(#)	($)	(#)
Equity compensation plan approved by security holders
- LTIP (Options)	2,532,019	31.18	2,039,863 (1)
- LTIP (Treasury RSUs)	249,033	N/A

(1)	The Common Shares reserved for issuance under the LTIP are reserved for both the exercise of Options and the vesting of Treasury RSUs.

MANAGEMENT INFORMATION CIRCULAR 37

COMPENSATION DISCUSSION AND ANALYSIS

The Company does not have any equity compensation plans,
under which equity securities are authorized for issuance, not previously approved by shareholders.

Other Compensation
Benefits and Perquisites
The Company’s senior executive benefits program includes life, medical, dental and disability insurance and a healthcare spending account. This program also includes out-of-country emergency services in medical or personal security situations and a critical illness coverage for Mr. Chamandy. Each Named Executive Officer is credited on January 1 of each year with a perquisite account. The account is debited based on the actual costs of perquisites as submitted to the Company by the Named Executive Officer and supported by documentation. Any unused balance at the end of the year is paid in cash. The perquisite account may be used for perquisites such as club memberships, personal insurance, health services or financial counselling, at the option of the NEO. These benefits and perquisites are designed to be competitive overall with equivalent positions in comparable North American organizations. From time to time, the Compensation and Human Resources Committee engages Mercer to conduct a compensation review of the perquisites paid to senior executives to ensure they are comparable to market surveys.
Retirement Benefits
Under the Company’s retirement savings program, the NEOs (other than Michael R. Hoffman, Eric R. Lehman and Benito A. Masi who are not Canadian residents) and all other Canadian salaried employees receive, under the Deferred Profit Sharing Plan (“DPSP”), an amount equal to their contribution to their Registered Retirement Savings Plan (“RRSP”), up to a maximum of 5% of their annual base salary. In addition, should the Company’s contribution result in a total contribution made by the employee, or on behalf of the employee, in excess of the limit prescribed under Canadian law, the additional amount is credited under the Supplemental Executive Retirement Plan (“SERP”), which is an unfunded plan. For Glenn J. Chamandy and Benito A. Masi, the 5% Gildan contribution is fully credited under his SERP account.
Michael R. Hoffman and Eric R. Lehman receive from Gildan an amount equal to 50% of their own contributions under the Company’s 401(k) program, up to a maximum of 3% of their annual base salary or up to the maximum amount determined by the U.S. government. Michael R. Hoffman and Eric R. Lehman are credited by the Company under the U.S. SERP, with an amount equal to 2% of their annual base salaries and short-term incentive payouts. In addition, should the Company’s contributions result in a total contribution made by the employee or on behalf of the employee, in excess of the limit prescribed, the additional amount is credited under the U.S. SERP.

Defined Contribution Plans
The following table presents the value accumulated under the above-mentioned retirement savings programs for each of the NEOs as of the beginning and end of fiscal 2016:

Name	Accumulated Value at Start of Year(1)	Compensatory(2)	Accumulated Value at Year-End(1)(3)
	($)	($)	($)
Glenn J. Chamandy	1,130,866	52,807	1,407,251
Rhodri J. Harries	23,408	35,889	60,407
Benito A. Masi(4)	553,774	34,978	632,907
Michael R. Hoffman(5)	761,988	44,857	863,073
Eric R. Lehman(5)	464,285	44,866	563,829

(1)
“Accumulated Value at Start of Year” and “Accumulated Value at Year-End” correspond to the sum of the balances in the following accounts of each Named Executive Officer: RRSP, DPSP and SERP (other than for Michael R. Hoffman, whose accumulated value corresponds to the sum of the balances in his accounts from the Company’s 401(k) and SERP programs, and for Eric R. Lehman, whose accumulated value corresponds to the sum of the balances in his accounts from the Company’s RRSP, DPSP, 401(k) and SERP programs).

(2)	“Compensatory” refers to the Company’s contributions under all the above-mentioned accounts.

(3)	“Accumulated Value at Year-End” has been calculated as of December 30, 2016, when contributions are allocated and returns calculated on a monthly or three-month basis.

(4)	Amounts for Benito A. Masi’s SERP account are calculated on a monthly basis and have been converted to Canadian dollars using the monthly average noon rate.

(5)	Amounts for Michael R. Hoffman and Eric R. Lehman have been converted to Canadian dollars using an exchange rate of 1.3427 as of December 30, 2016, the last trading day of fiscal 2016.
Employee Share Purchase Plan
The Gildan Employee Share Purchase Plan (the “ESPP”) provides an opportunity for all Canadian and U.S. full-time or regular part-time employees of the Company and its subsidiaries to participate in the Company’s ownership. This opportunity is also provided to certain full-time and regular part-time employees located in Honduras, the Dominican Republic, Nicaragua, Barbados and, further to an amendment adopted by the Board of Directors in October 2016, in Mexico.
Under the ESPP, an eligible employee may contribute between 1% and 10% of his or her annual base salary for any given year toward the purchase of Common Shares. The contributions are deducted by the Company from the payroll of any participant and paid over to a custodian for the account of such participant. The custodian then purchases from the treasury of the Company, for and on behalf of each participant, a number of

MANAGEMENT INFORMATION CIRCULAR 38

COMPENSATION DISCUSSION AND ANALYSIS

Common Shares equal to the quotient obtained by dividing the contributions made during a given month by 90% of the market price of the Common Shares at the end of such month. For the purpose of the ESPP, “market price” means, on any purchase date, the weighted average trading price per share of the Common Shares on the NYSE or, for Canadian participants, the TSX, for the five trading days immediately preceding the purchase date. In all jurisdictions, the Common Shares purchased under the ESPP may not be sold until the expiration of a minimum two-year retention period.  The Company pays all administrative costs associated with the ESPP. Senior executives are subject to the same ESPP terms as other employees and their participation is voluntary.

Executive Share Ownership Policy
The Board of Directors believes that the economic interests of senior executives should be aligned with those of the Company’s shareholders. In that regard, the Board has adopted a formal share ownership policy (the “Executive Share Ownership Policy”) pursuant to which each senior executive is expected to own and maintain ownership of Common Shares or RSUs with a total market value of not less than a specified multiple of the senior executive’s base salary. Senior executives have five years from the date they become subject to the Executive Share Ownership Policy to meet the requirement, after which they must maintain compliance with the requirement for the duration of their employment with the Company.

The following table sets forth the ownership requirements by executive level under the Executive Share Ownership Policy:

Executive Level	Multiple of Base Salary
President and Chief Executive Officer	6 x Base Salary
Executive Vice-Presidents and Divisional Presidents	3 x Base Salary
Senior Vice-Presidents	1.5 x Base Salary
Executives subject to the Executive Share Ownership Policy are expected to not sell Common Shares acquired under Gildan’s Long-Term Incentive Plan until the share ownership requirement is achieved, except as required to cover the tax liability associated with the vesting of RSUs or the exercise of Options.
Non-Hedging Policy
Pursuant to the Company’s Insider Trading Policy, senior executives, directors and all other insiders are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to monetize, hedge or offset a decrease in the market value of equity securities granted to such senior executive as compensation or held directly or indirectly by the senior executive.

Share Ownership Levels
The table below summarizes the NEO's share ownership levels as at January 1, 2017. All of the NEOs are currently in compliance with the ownership requirement of the Executive Share Ownership Policy:

Name	Annual Base Salary(1)	Actual Ownership(2)				Total Ownership as a Multiple Base Salary	Ownership Requirements	Meets Requirement
		($/#)
		Common Shares Beneficially Owned		Unvested Restricted Share Units(3)	Total Ownership
	($)
Glenn J. Chamandy President and CEO, Gildan Activewear Inc.	1,060,900	20,240,558/ 568,555	(4)	6,051,074/ 169,974	26,291,632/ 738,529	24.78 x	6 x Base Salary	yes
Rhodri J. Harries Executive Vice President, CFO and CAO	721,000	8,900/ 250		3,487,162/ 97,954	3,496,062/ 98,204	4.85 x	3 x Base Salary	yes
Benito A. Masi Executive Vice President, Manufacturing	712,235	5,278,661/ 148,277		1,359,849/ 38,198	6,638,510/ 186,475	9.32 x	3 x Base Salary	yes
Michael R. Hoffman President, Printwear	712,235	2,661,171/ 74,752		1,359,849/ 38,198	4,021,020/ 112,950	5.65 x	3 x Base Salary	yes
Eric R. Lehman President, Branded Apparel	712,235	2,859,178/ 80,314		1,359,849/ 38,198	4,219,027/ 118,512	5.92 x	3 x Base Salary	yes

MANAGEMENT INFORMATION CIRCULAR 39

COMPENSATION DISCUSSION AND ANALYSIS

(1)
The base salary used to calculate the ownership requirement is as at January 1, 2017. The base salaries of Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars and have been converted to Canadian dollars using the Bank of Canada closing rate on December 30, 2016, the last trading day of fiscal 2016, of 1.3427.

(2)
The dollar value of actual ownership is calculated using the value of $35.60, which is the higher of the weighted average closing prices of the Common Shares on the TSX for the five trading days preceding the date of the calculation or the three year average market price of the Common Shares on the TSX.

(3)	These amounts include unvested Performance RSUs and, in the case of Rhodri J. Harries, 62,714 Treasury RSUs.

(4)
In addition to the 568,555 Common Shares owned directly by Glenn J. Chamandy, 2,970,000 are owned by an entity controlled by Mr. Chamandy and are not included in the minimum share ownership calculation.

Risk Assessment of Executive Compensation Program
In fiscal 2016, the Compensation and Human Resources Committee reviewed Gildan’s compensation program, policies and practices in each of the key areas discussed below and did not identify any material risks that are likely to have a material adverse effect on the Company.
Incentive plan funding, leverage and caps - Payouts for senior executives under SCORES are based on Gildan’s ROA and EPS performance. These measures were selected to ensure that incentive-based compensation reflects success in achieving internal corporate profitability targets and managing the return on assets. The amount that a senior executive can receive under the SCORES plan is capped at two times the target and there are no guaranteed minimum payouts. In addition, long-term incentive plan vesting conditions are designed to encourage a long-term view of performance and to align the interests of senior executives with shareholder interests.
Performance periods - With very limited exceptions, RSUs cliff-vest at the end of a three-year or five-year period, in each case with at least half, and in some cases all, of the award based on Gildan’s ROA performance relative to the S&P/TSX Capped Consumer Discretionary Index. Options vest over a five-year period starting on the second anniversary of the grant date and are valuable only if Gildan’s stock price increases over time. The vesting of equity over various time horizons mitigates against taking short-term risks and aligns senior executives with longer-term shareholder interests.
Performance measures - SCORES annual incentive payouts for senior executives are based on the achievement of two corporate performance measures, ROA and EPS. Such measures are based on internal budgets, which are set to ensure that goals are sufficiently challenging but attainable without the need to take inappropriate risks. In addition, a portion of the payouts for participating employees is based on the same corporate performance measures used for the senior executives in order to create alignment and encourage decision-making that is in the best interests of the Company as a whole. The balance of other participating employees’ short-term incentive payouts is based on a mix of individual objectives and divisional objectives set at the beginning of the year.
Plan governance and risk mitigation - The Board of Directors retains the authority to reduce or increase the SCORES annual incentive payouts taking into consideration qualitative factors beyond the quantitative financial metrics. The Executive Share

Ownership Policy requires a significant level of share ownership, which aims to ensure that senior executives and other members of senior management are aligned with long-term shareholder interests. The Company’s Insider Trading Policy prohibits senior executives and all other insiders from using financial vehicles, such as hedging instruments, to mitigate the downside risk associated with share-based equity grants. Finally, the Chairs of the Audit and Finance Committee and the Compensation and Human Resources Committee each is a member of the other’s committee to ensure the alignment of policies for the assessment of risks.
Pay mix - Gildan’s compensation program puts significant weighting on long-term incentives to mitigate the risk of encouraging the achievement of short-term goals at the expense of long-term sustainability and shareholder value. The variable elements of the compensation program (short-term and long-term incentives) represent a percentage of overall compensation that is sufficient to motivate senior executives to produce superior short-term and long-term corporate results, while the fixed compensation element (base salary) is also high enough to discourage senior executives from taking unnecessary or excessive risks.
Pay for performance - Gildan’s compensation program is based on pay for performance. To ensure that the total direct compensation of senior executives is aligned with the Company’s compensation objectives, Gildan has, from time to time, stress-tested the incentive awards that would be earned by senior executives under various performance scenarios and outcomes. Stress-testing helps determine whether the incentive awards would pay out as anticipated and remain consistent with Gildan’s pay-for-performance philosophy. Gildan also conducts back-testing analyses in order to assess alignment between executive pay and Company performance.

MANAGEMENT INFORMATION CIRCULAR 40

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers’ Compensation
Summary Compensation Table
The Summary Compensation Table set forth below shows compensation information for the Named Executive Officers for services rendered in all capacities during the fiscal year ended January 1, 2017, the fifteen-month fiscal period ended January 3, 2016 and the fiscal year ended October 5, 2014.
For compensation related to previous years, please refer to the Company’s management information circulars filed with Canadian securities commissions and available at www.sedar.com or filed with the U.S. Securities and Exchange Commission and available at www.sec.gov.

								Non-Equity Incentive Plan Compensation
Name and Principal Position	Year(1)	Salary		Share-Based Awards(2)		Option-Based Awards(3)		Annual Incentive Plans		Long-Term Incentive Plans	Pension Value(4)		All Other Compensation(5)		Total Compensation
		($)		($)		($)		($)		($)	($)		($)		($)
Glenn J. Chamandy President and CEO	2016	1,056,146		2,133,634		2,133,646		1,584,219		N/A	52,807		133,163	(8|	7,093,615
	2015	1,277,692		3,558,328	(6)	3,558,779	(6)	647,446	(7)	N/A	64,846		165,084		9,272,175
	2014	1,019,231		1,499,974		1,500,212		214,039		N/A	51,923		84,028		4,369,407
Rhodri J. Harries Executive Vice-President, CFO and CAO	2016	717,769		628,345		628,355		466,550		N/A	35,889		1,152,808	(18)	3,629,716
	2015	269,231	(9)	3,223,500	(10)	3,223,520	(11)	73,501	(7)	N/A	11,766		—		6,801,518

Benito Masi Executive Vice-President, Manufacturing	2016	709,044	(12)	462,272		462,288		460,878		N/A	34,978	(13)	225,580	(14)	2,355,040
	2015	884,163	(12)	811,857	(6)	811,985	(6)	194,148	(7)	N/A	39,951	(13)	308,566		3,050,670
	2014	573,776	(12)	334,845		334,895		52,214		N/A	27,082	(13)	173,538		1,496,350
Michael R. Hoffman President, Printwear	2016	709,044	(15)	462,272		462,288		460,878		N/A	44,857		474,259	(16)	2,613,598
	2015	884,163	(15)	811,857	(6)	811,985	(6)	194,148	(7)	N/A	47,411		545,240		3,294,804
	2014	573,776	(15)	334,845		334,895		52,214		N/A	48,611		375,572		1,719,913
Eric R. Lehman President, Branded Apparel	2016	709,044	(17)	462,272		462,288		460,878		N/A	44,866		—		2,139,348
	2015	884,163	(17)	811,857	(6)	811,985	(6)	194,148	(7)	N/A	49,957		55,782		2,807,892
	2014	573,776	(17)	334,845		334,895		52,214		N/A	48,903		—		1,344,633

(1)
Fiscal 2016 was 52 weeks, Fiscal 2015 was 65 weeks due to the Company’s change in fiscal year-end and fiscal 2014 was 53 weeks due to the Company’s floating year-end. Unless otherwise specified, salary, annual incentive plans, pension value and all other compensation amounts for Messrs. Masi, Hoffman and Lehman were paid in U.S. dollars and converted to Canadian dollars using the Bank of Canada closing rates on the last trading day of the applicable fiscal period, which were 1.3427 on December 30, 2016 for fiscal 2016, 1.3840 on December 31, 2015 for Fiscal 2015, and 1.1259 on October 3, 2014 for fiscal 2014.

(2)
As presented in the section entitled “Determination of Grants”, for the grants of November 7, 2016 and November 16, 2015 , the number of RSUs granted for the share-based awards is determined by dividing the target award (expressed in the NEO’s base salary currency) by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which in the case of the grants of Performance RSUs of November 7, 2016 was $24.62 and for the grants of November 16, 2015, was $28.53. The value of the share-based awards is determined by multiplying the number of RSUs awarded by the closing price of the Common Shares on the TSX on the last trading day before the grant, which in the case of the grants of November 7, 2016 was $33.01 and for the grants of November 16, 2015, was $38.01. For the previous annual grants, the number of RSUs granted was determined by dividing the target award expressed in Canadian dollars by the higher of the closing price of the Common Shares on the TSX or the NYSE, converted to Canadian dollars using the Bank of Canada closing rate on the last trading day before the grant, which in the case of the annual grants of Performance RSUs of October 6, 2014, was $30.46 (split-adjusted, with an exchange rate of 1.1259 on October 3, 2014), and $24.215 (split-adjusted) for fiscal 2014 (with an exchange rate of 1.0303 on September 27, 2013). The value of the award is obtained by multiplying the number of units by the share price.

(3)
As presented in the section entitled “Determination of Grants”, since August 2015, the number of Options granted is obtained by dividing the target award (expressed in the NEOs' base salary currency) by the value of the closing price of the Common Shares on the NYSE on the last trading day before the grants, which in the case of the grants of Options of November 7, 2016 was $24.62 multiplied by the Black-Scholes factor of 17.6% and for the grants of November 16, 2015, was $28.53, multiplied by the Black-Scholes factor of 18.3%. The Option-based award value is calculated by multiplying the number of Options granted by the value of the Common Shares on the TSX on the last trading day before the grant, which in the case of the grants of November 7, 2016 was $33.01 multiplied by the Black-Scholes factor and for the grants of November 16, 2015 was $38.01 multiplied by the Black-Scholes factor. For the previous annual grants, the number of Options granted was obtained by dividing the target award (expressed in Canadian dollars), by the higher of the closing price of the Common Shares on either the TSX or the NYSE on the last trading date preceding the grant date, converted to Canadian dollars using the Bank of Canada closing rate on the last trading day before the grant, which was $30.46 (split-adjusted) for the grants of October 6, 2014 (with an exchange rate of 1.1259 on October 3, 2014), $24.215 (split-adjusted) for fiscal 2014 (with an exchange rate of 1.0303 on September 27, 2013), multiplied by the Black-Scholes factor (28.8% for the grants of October 6, 2014 and 31.7% for fiscal 2014) as at such date. The Option-based award value was calculated by multiplying the number of Options granted by the value of the Common Shares on the TSX on the last trading day before the grant, multiplied by the Black-Scholes factor. The assumptions used to calculate the grant date fair value of Option-based awards differ from those used to calculate their accounting fair value, but are consistent with the assumptions used for compensation benchmarking purposes, in order to ensure that Gildan’s long-term incentive grants are market-competitive. The Black-Scholes factors are calculated based on the following assumptions:

Grant Date	Black-Scholes Factor	Term	Expected Life	Risk-Free Rate	Volatility (3 year, daily, capped at 50%)	Dividend Yield
November 7, 2016	17.6%	7 years	5 years	0.66%	22.6%	1.27%
November 16, 2015	18.3%	7 years	5 years	0.94%	21.6%	0.91%
October 6, 2014	28.8%	7 years	5 years	1.60%	32.7%	0.80%
September 27, 2013	31.7%	7 years	5 years	1.87%	35.7%	0.77%

MANAGEMENT INFORMATION CIRCULAR 41

COMPENSATION DISCUSSION AND ANALYSIS

(4)	“Pension Value” only includes employer contributions.

(5)
“All Other Compensation” represents perquisites and other personal benefits which in the aggregate amount to $50,000 or more, or are equivalent to 10% or more of a Named Executive Officer’s total salary for the applicable fiscal year. The type and amount of each perquisite, the value of which exceeds 25% of the total value of perquisites, is separately disclosed for each Named Executive Officer when applicable.

(6)	As a result of the change in fiscal year-end and the 15-month transition year, these amounts include two annual LTIP grants that were granted on October 6, 2014 and November 16, 2015 respectively.

(7)
The annual incentive for Fiscal 2015 applied only to the 12-month period from January 5, 2015 to January 3, 2016. None of the NEOs were entitled to an annual incentive for the period from October 6, 2014 to January 4, 2015.

(8)	This amount includes $83,029 for a critical illness policy for fiscal 2016.

(9)	Rhodri J. Harries was hired on August 17, 2015. This amount represents the prorated portion of his base salary from his hiring date up to the end of Fiscal 2015.

(10)
This amount includes a one-time grant of 61,919 Treasury RSUs. This grant cliff vests on August 16, 2020 and is subject to the vesting conditions as described in the section entitled “Performance Measure and Weightings”. The value of this grant is $2,617,316, based on the August 14, 2015 closing price of the Common Shares of $42.27.

(11)
This amount includes a one-time grant of 282,737 Options. This grant vests on August 17, 2020, has a maximum term of 10 years and an exercise price of $42.27, based on the closing price of the Common Share on August 14, 2015. Its value was established using a Black-Scholes factor of 21.9% calculated based on the following assumptions : (i) term of 10 years, (ii) expected life of 7.5 years, (iii) risk-free rate of 1.073%, (iv) volatility (3-year, daily) of 20.8% (capped at 50%) and (v) dividend yield of 0.80%. The value of this grant is $2,617,333.

(12)
Benito A. Masi’s base salary is paid in U.S. dollars and was US$515,000 at the beginning of fiscal 2016 and US$530,450 starting March 1, 2016. For Fiscal 2015, his base salary amounted to US$638,846 in consideration of a 65-week fiscal period. For fiscal 2014, his base salary amounted to US$509,615, in consideration of a 53-week fiscal year.

(13)	Amounts for Benito A. Masi's SERP account are calculated on a monthly basis and have been converted to Canadian dollars using the monthly average noon rate of the Bank of Canada.

(14)	This amount includes US$79,181 for an expatriate international allowance.

(15)
Michael R. Hoffman’s base salary is paid in U.S. dollars and was US$515,000 at the beginning of fiscal 2016 and US$530,450 starting March 1, 2016. For Fiscal 2015, his base salary amounted to US$638,846 in consideration of the 65-week fiscal period. For fiscal 2014, his base salary amounted to US$ 509,615 in consideration of the 53-week fiscal year.

(16)	This amount includes US$102,740 for a compensation of supplemental taxes incurred in consideration of Mr. Hoffman's expatriation to Barbados.

(17)
Eric R. Lehman's base salary is paid in U.S. dollars and was $515,000 at the beginning of fiscal 2016 and $530,450 starting March 1, 2016. For Fiscal 2015, his base salary amounted to US$638,846 in consideration of the 65-week fiscal period. For fiscal 2014, his base salary amounted to US$509,615 in consideration of the 53-week fiscal year.

(18)
Includes an installment payment in the amount of $910,000, which was paid in consideration of having foregone the long-term incentives that were granted for Mr. Harries by his previous employer and an amount of $200,000 paid in fiscal 2016 in consideration of the loss of value of his Fiscal 2015 short-term incentive from his former employer.

To demonstrate the link between NEO compensation and Company performance, the following table shows the total cost of compensation to the NEOs as a percentage of the Company’s net income after tax and as a percentage of the equity market capitalization for fiscal 2016 and 2015:

Fiscal Year	Total Cost of Compensation to Named Executive Officers(1)	Total Cost of Compensation to Named Executive Officers/ Total Net Earnings	Total Cost of Compensation to Named Executive Officers/ Total Equity Market Capitalization
	(US$)	(%)	(%)
2016	16,555,017	4.8	0.2
2015	16,856,831	5.5	0.2

(1)
The “Total Cost of Compensation to Named Executive Officers” represents the total compensation cost for the Named Executive Officers recognized in the Company’s net earnings for fiscal 2016 and Fiscal 2015 in accordance with International Financial Reporting Standards.  The amounts recognized in net earnings for Named Executive Officer compensation other than share-based awards consist of the sum of the amounts under the columns “Salary”, “Non-Equity Incentive Plan Compensation”, “Pension Value” and “All Other Compensation”, converted to U.S. dollars using exchange rates in effect during the fiscal year (0.7555 for fiscal 2016 and 0.8093 for Fiscal 2015).  The amounts recognized in net earnings for Named Executive Officer share-based compensation are based on the recognition of the total compensation cost of share-based awards over their vesting periods, in accordance with the Company’s accounting policy for share-based payments as disclosed in note 3 to the Company’s consolidated financial statements for the fiscal year ended January 1, 2017.

Short-Term Incentive Plan Awards
Non-Equity Incentive (SCORES) Award for Fiscal 2016
In fiscal 2016, actual payouts as a percentage of base salary, and actual awards under SCORES were as follows:

Name	Target Payout as a Percentage of Salary	Payout Range as a Percentage of Salary (Up to Two Times Target)	Actual Payout as a Percentage of Salary	Actual Award
Glenn J. Chamandy	150%	0-300%	150%	$1,584,219
Rhodri J. Harries	65%	0-130%	65%	$466,550
Benito A. Masi	65%	0-130%	65%	$460,878
Michael R. Hoffman	65%	0-130%	65%	$460,878
Eric R. Lehman	65%	0-130%	65%	$460,878
The Company’s fiscal 2016 ROA, at 13.98%, and its adjusted EPS, at US$1.51, both fell within their respective target ranges, as described in the section “Performance Measures and Targets”. Consequently, the short-term incentive payout to Named Executive Officers for fiscal 2016 was 100% of each NEO’s target payout, which resulted in the actual payouts as indicated in the table above.

MANAGEMENT INFORMATION CIRCULAR 42

COMPENSATION DISCUSSION AND ANALYSIS

Long-Term Incentive Plan Awards
Share-Based and Option-Based Awards in 2016
The following table presents the total value of annual awards granted and still outstanding to NEOs under the LTIP in fiscal 2016:

Name	Grant Date	Base Salary at Grant Date			Target Awards (% of Base Salary)	Mix of Options and Performance RSUs (% of Base Salary)				Value of Options and Performance RSUs Granted(1)		Total Value
						Options		RSUs		Options	RSUs(2)
Glenn J. Chamandy	Nov 7, 2016		$1,060,900		300%	150%	(3)	150%	(3)	$2,133,646	$2,133,634	$4,267,280
Rhodri J. Harries	Nov 7, 2016		$721,000		130%	65%	(3)	65%	(3)	$628,355	$628,345	$1,256,700
Benito A. Masi	Nov 7, 2016	US$	530,450	(4)	130%	65%		65%		$462,288	$462,272	$924,560
Michael R. Hoffman	Nov 7, 2016	US$	530,450	(4)	130%	65%		65%		$462,288	$462,272	$924,560
Eric R. Lehman	Nov 7, 2016	US$	530,450	(4)	130%	65%		65%		$462,288	$462,272	$924,560

(1)	For the calculation methodology, please refer to footnotes 2 and 3 in the Summary Compensation Table.

(2)	Performance RSUs are Non-Treasury RSUs that have the potential to vest at a maximum of 200% of the actual number of RSUs held at the vesting date.

(3)
Since grant levels of RSUs and Options are now determined using the U.S. dollar closing price of the Common Shares (see above in the section entitled “Determination of Grants”), the percentage for NEOs paid in Canadian dollars serves as the base for the calculations, but the effective percentage of base salary that the award represents will fluctuate positively or negatively, based on the then applicable exchange rate.

(4)
For the annual LTIP grant of November 7, 2016, the base salaries of Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are represented in U.S. dollars since grant levels of RSUs are now determined based on the U.S. dollar closing price of the Common Shares (see above in the section entitled “Determination of Grants”).

During fiscal 2016, an aggregate of 714,120 Options, 431,273 Non-Treasury RSUs and 7,500 Treasury RSUs were granted to senior executives and key employees under the LTIP, representing, in the aggregate, 0.50% of the issued and outstanding Common Shares as at January 1, 2017.
Value Vested or Earned During the Year
The following table shows the value of incentive plan awards that vested or were earned for each Named Executive Officer during the fiscal year ended January 1, 2017:

Name	Option-Based Awards - Value Vested During the Year(1)	Share-Based Awards - Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (SCORES)(3)
	($)	($)	($)
Glenn J. Chamandy	3,378,892	4,649,788	1,584,219
Rhodri J. Harries	—	—	466,550
Benito A. Masi	569,876	1,037,955	460,878
Michael R. Hoffman	568,227	1,037,955	460,878
Eric R. Lehman	573,702	1,037,955	460,878

(1)
“Option-Based Awards Value Vested During the Year” represents the aggregate dollar value that would have been realized if the Options had been exercised on the vesting date, based on the difference between the closing price of the Common Shares on the TSX on the vesting date (or the most recent preceding trading day where such vesting date is a non-trading day) and the exercise price. For the September 30, 2016 vesting, the closing price of the Common Shares on the TSX was $36.64. For the October 3, 2016 vesting, the closing price of the Common Shares on the TSX was $36.41. For the October 6, 2016 vesting, the closing price of the Common Shares on the TSX was $36.60.

(2)
“Share-Based Awards Value Vested During the Year” represents the Performance RSUs granted on September 30, 2013 as part of the fiscal 2014 annual LTIP awards which vested at 200%. For the Performance RSUs, the value is calculated by multiplying the number of Performance RSUs held by the Named Executive Officer at the vesting date, by the closing price of the Common Shares on the TSX on the vesting date, which was $36.54 on September 29, 2016.

(3)
Non-equity incentive awards for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are paid in U.S. dollars and were converted to Canadian dollars using the Bank of Canada closing rate on December 30, 2016, the last trading day of fiscal 2016, of 1.3427.

MANAGEMENT INFORMATION CIRCULAR 43

COMPENSATION DISCUSSION AND ANALYSIS

Options Exercised During the Year
During fiscal 2016, NEOs exercised the following Options:

Name	Number of Options Exercised	Option Exercise Price	Gain Realized(1)
	(#)	($)	($)
Benito A. Masi	17,724	10.06	503,306
Michael R. Hoffman	17,074	10.06	443,464
Eric R. Lehman	3,242	14.32	81,323
	8,208	13.60	211,360
	8,876	15.59	210,348
	10,906	24.22	164,500

(1)
The gain realized is calculated based on the difference between the market value of the Common Shares upon exercise and the exercise price of the Options, multiplied by the number of exercised Options.

Outstanding Option-Based Awards and Share-Based Awards
The following table shows all Option-based and Common Share-based awards outstanding to NEOs as at January 1, 2017, the last day of fiscal 2016:

Name	Option-Based Awards					Share-Based Awards
	Issuance Date	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(2)	Issuance Date	Number of Shares or Units of Shares That Have Not Vested(1) (3)	Market or Payout Value of Share-Based Awards That Have Not Vested(4)	Market or Payout Value of Vested Share-Based Awards not Paid Out or Distributed
		(#)	($)		($)		(#)	($)	($)
Glenn J. Chamandy	Nov 7, 2016	367,252	33.01	Nov 6, 2023	396,632	Nov 7, 2016	64,816	2,209,577	—
	Nov 16, 2015	295,920	38.01	Nov 15, 2022	—	Nov 16, 2015	54,848	1,869,768	—
	Oct 6, 2014	171,036	30.46	Oct 5, 2021	620,861	Oct 6, 2014	50,310	1,715,068	—
	Sep 30, 2013	146,580	24.22	Sep 29, 2020	1,447,478	—	—	—	—
	Oct 1, 2012	122,348	15.59	Sep 30, 2019	2,264,050	—	—	—	—
	Oct 3, 2011	53,540	13.60	Oct 2, 2018	1,097,035	—	—	—	—
Rhodri J. Harries	Nov 7, 2016	108,155	33.01	Nov 6, 2023	116,807	Nov 7, 2016	19,088	650,710	—
	Nov 16, 2015	87,148	38.01	Nov 15, 2022	—	Nov 16, 2015	16,152	550,622	—
	Aug 17, 2015	282,737 (5)	42.27	Aug 16, 2025	—	Aug 17, 2015	62,714 (6)	2,137,920	—
Benito A. Masi	Nov 7, 2016	79,571	33.01	Nov 6, 2023	85,937	Nov 7, 2016	14,043	478,726	—
	Nov 16, 2015	64,116	38.01	Nov 15, 2022	—	Nov 16, 2015	11,883	405,091	—
	Oct 6, 2014	41,722	30.46	Oct 5, 2021	151,451	Oct 6, 2014	12,272	418,352	—
	Sep 30, 2013	43,628	24.22	Sep 29, 2020	430,827	—	—	—	—
	Oct 1, 2012	36,110	15.59	Sep 30, 2019	668,216	—	—	—	—
	Oct 3, 2011	31,604	13.60	Oct 2, 2018	647,566	—	—	—	—
	Oct 4, 2010	12,964	14.32	Oct 3, 2017	256,298	—	—	—	—
Michael R. Hoffman	Nov 7, 2016	79,571	33.01	Nov 6, 2023	85,937	Nov 7, 2016	14,043	478,726	—
	Nov 16, 2015	64,116	38.01	Nov 15, 2022	—	Nov 16, 2015	11,883	405,091	—
	Oct 6, 2014	41,722	30.46	Oct 5, 2021	151,451	Oct 6, 2014	12,272	418,352	—
	Sep 30, 2013	43,628	24.22	Sep 29, 2020	430,827	—	—	—	—
	Oct 1, 2012	35,504	15.59	Sep 30, 2019	657,002	—	—	—	—
	Oct 3, 2011	31,878	13.60	Oct 2, 2018	653,180	—	—	—	—
	Oct 4, 2010	11,762	14.32	Oct 3, 2017	232,535	—	—	—	—
Eric R. Lehman	Nov 7, 2016	79,571	33.01	Nov 6, 2023	85,937	Nov 7, 2016	14,043	478,726	—
	Nov 16, 2015	64,116	38.01	Nov 15, 2022	—	Nov 16, 2015	11,883	405,091	—
	Oct 6, 2014	41,722	30.46	Oct 5, 2021	151,451	Oct 6, 2014	12,272	418,352	—
	Sep 30, 2013	32,722	24.22	Sep 29, 2020	323,130	—	—	—	—
	Oct 1, 2012	17,752	15.59	Sep 30, 2019	328,501	—	—	—	—
	Oct 3, 2011	8,210	13.60	Oct 2, 2018	168,223	—	—	—	—

MANAGEMENT INFORMATION CIRCULAR 44

COMPENSATION DISCUSSION AND ANALYSIS

(1)
The “Number of Securities Underlying Unexercised Options” and the “Number of Shares or Units of Shares That Have Not Vested” (Treasury RSUs, Performance RSUs and RSU Dividends) represent all awards outstanding at fiscal year-end, including awards granted before the most recently completed fiscal year. The number of Performance RSUs shown is at target (100% vesting).

(2)
“Value of Unexercised In-the-Money Options” at fiscal year-end is calculated based on the difference between the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (December 30, 2016) of $34.09 and the exercise price of the Options, multiplied by the number of unexercised Options.

(3)
“Number of Shares or Units of Shares that Have Not Vested” includes all grants of RSU Dividends. During fiscal 2016, Glenn J. Chamandy was awarded 180, 575 and 528 RSU Dividends in respect of his awards granted on November 7, 2016, November 16, 2015 and October 6, 2014 respectively. During fiscal 2016, Rhodri J. Harries was awarded 53, 169 and 658 RSU Dividends in respect of his awards granted on November 7, 2016, November 16, 2015 and August 17, 2015, respectively. During fiscal 2016, Benito A. Masi was awarded 39, 124 and 129 RSU Dividends in respect of his awards granted on November 7, 2016, November 16, 2015 and October 6, 2014 respectively. During fiscal 2016, Michael R. Hoffman was awarded 39, 124 and 129 RSU Dividends in respect of his awards granted on November 7, 2016, November 16, 2015 and October 6, 2014, respectively. During fiscal 2016, Eric R. Lehman was awarded 39, 124 and 129 RSU Dividends in respect of his awards granted on November 7, 2016, November 16, 2015 and October 6, 2014, respectively.

(4)
“Market or Payout Value of Share-Based Awards That Have Not Vested” is determined at target (100%) by multiplying the number of RSUs (Treasury RSUs, Performance RSUs and RSU Dividends) held at fiscal year-end, by the closing price of the Common Shares on the TSX on the last trading day prior to the fiscal year-end (December 30, 2016) of $34.09. At maximum vesting (200%), the Performance RSUs granted on November 17, 2016 to Messrs. Chamandy, Harries, Masi, Hoffman and Lehman would have payout values of $4,419,154, $1,301,420, $957,452, $957,452 and $957,452, respectively. At maximum vesting (200%), the Performance RSUs granted on November 16, 2015 to Messrs. Chamandy, Harries, Masi, Hoffman and Lehman would have payout values of $3,739,536, $1,101,244, $810,182, $810,182 and $810,182, respectively. At maximum vesting (200%), the Performance RSUs granted on October 6, 2014 to Messrs. Chamandy, Masi, Hoffman and Lehman would have payout values of $3,430,136, $836,704, $836,704, and $836,704, respectively.

(5)	This is the one-time award of Options described in the section entitled “Summary Compensation Table”.

(6)
This is the one-time award of Treasury RSUs described in the section entitled “Summary Compensation Table”. The original award of Treasury RSUs was 61,919. Between the grant date and January 1, 2017, 795 RSU Dividends have been granted in respect of this award.

Employment and Change of Control Agreements
The Company has entered into employment agreements (the “Employment Agreements”) and change of control agreements (the “Change of Control Agreements”) with the Named Executive Officers in order to provide its senior executives with certainty as to their employment conditions and benefits, including in the event of termination without cause and a change of control.
Employment Agreements
The Employment Agreements provide that the Company will pay the executive a base salary, the level of which will be reviewed annually in accordance with the Company’s policies.
The Employment Agreements have an indefinite term. Nonetheless, the Company may terminate the employment of the executive upon death, disability, breach of the Employment Agreement or for cause without making any severance payments. In addition, the executive may terminate his employment at any time upon at least six months’ written notice in the case of Mr. Chamandy and upon at least two months’ written notice in the case of Messrs. Harries, Masi, Hoffman and Lehman.
Each Employment Agreement provides that if the Company terminates the employment of the executive for any reason other than those stated above or takes any action which could be construed as constructive dismissal, then the executive is entitled to the following amounts, subject to applicable withholdings:

•
An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Masi, Hoffman and Lehman (in each case the “Termination Period”), paid out, at the executive’s option, either as a one-time payment or as monthly installments covering the applicable Termination Period.

•	An amount equal to the target bonus established under the annual incentive plan in effect at the time of termination for the duration of the applicable Termination Period.

•	Any unpaid earned and/or accrued bonus and, in the case of Mr. Harries any unpaid portion of the sign-on incentive.

•	Continuation of group insurance benefits and executive medical benefits (except short-term and long-term disability) for the applicable Termination Period, ceasing upon new employment, if earlier.

•
The right to exercise all vested Options within 180 days following termination of employment in the case of Mr. Chamandy and within 90 days following termination of employment in the case of Messrs. Harries, Masi, Hoffman and Lehman. Mr. Chamandy also has the right to exercise all Options that subsequently vest within such 180-day period.

•
The right to redeem all Performance RSUs on a pro-rated basis subject to the attainment of the applicable performance objectives determined at the date of termination and, in the case of Mr. Harries, the right to redeem the time-based portion of his one-time Treasury RSU award. All other RSU awards vest in accordance with the terms of the LTIP and their corresponding award agreements. Mr. Chamandy also has the right to receive all RSUs which vest within 180 days following the termination date.

•	The payment of any earned but unused vacation days and any amounts due under the executive’s business expense and personal spending accounts, as authorized.

MANAGEMENT INFORMATION CIRCULAR 45

COMPENSATION DISCUSSION AND ANALYSIS

The following table shows the estimated incremental payments triggered pursuant to the termination of employment of a Named Executive Officer in accordance with the termination provisions described above:

Position	Incumbent	Termination Provisions Value(1) ($)
President and CEO	Glenn J. Chamandy	10,326,000
Executive Vice-President, CFO and CAO	Rhodri J. Harries	5,539,000	(2)
Executive Vice-President, Manufacturing	Benito A. Masi(3)	2,888,000
President, Printwear	Michael R. Hoffman(3)	2,901,000
President, Branded Apparel	Eric R. Lehman(3)	2,880,000

(1)
The termination values are calculated based on the following assumptions: the triggering event took place on December 30, 2016, the last business day of fiscal 2016; Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on December 30, 2016, the last trading day of fiscal 2016, of $34.09; for fiscal 2016, values of earned-unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination; Performance RSUs are calculated as if vesting occurred at 100%, however, depending on attainment level of performance objectives, such RSUs have the possibility to vest in a range of 0-200%.

(2)
$1,068,960 of the termination value represents the time-based portion of the special one-time grant of Treasury RSUs which are scheduled to vest in August 2020. See the section entitled “Summary Compensation Table”.

(3)
All data for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using the Bank of Canada closing rate on December 30, 2016, the last trading day of fiscal 2016, of 1.3427.

Furthermore, the Employment Agreements provide that each Named Executive Officer may not, directly or indirectly, (i) solicit any of the Company’s customers for the purpose or intent of selling them any products which are similar or otherwise competing with the Company’s products or (ii) induce, entice or otherwise attempt to directly or indirectly hire or engage any of the Company’s employees, for a period equal to each Named Executive Officer’s Termination Period following such executive’s termination of employment with the Company.
Change of Control Agreements
Pursuant to the Change of Control Agreements with each of the Named Executive Officers, in the event of a potential change of control (as defined in the Change of Control Agreements), the executive agrees to remain employed by the Company until the earliest of:

•	365 days from the date of the potential change of control;

•	His termination of employment by death or disability or, in the case of Messrs. Harries, Masi, Hoffman and Lehman, by death, disability or for cause; or

•	His termination of employment by the Company without cause or by the executive with good reason.

The Change of Control Agreements also provide that if a change of control occurs and the Company terminates the employment of the executive without cause, or a change of control occurs and the executive terminates his employment for good reason, during a period of 24 months commencing on the date the change of control occurs, then the executive will be entitled to the following amounts, subject to applicable withholdings:

•	An amount equal to the executive’s full base salary through the date of termination.

•	An amount equal to 36 months’ base salary in the case of Mr. Chamandy and 24 months’ base salary in the case of Messrs. Harries, Masi, Lehman and Hoffman (in each case the “Severance Period”).

•	A one‑time payment in lieu of the participation in the annual incentive plan, calculated at target on the applicable Severance Period.

•	Any unpaid earned and/or accrued bonus and, in the case of Mr. Harries, any unpaid portion of the sign-on incentive.

•
All outstanding Options will be deemed to have vested at the date of termination of the executive’s employment and will be exercisable for 180 days in the case of Mr. Chamandy and for 90 days in the case of Messrs. Harries, Masi, Hoffman and Lehman.

•
All outstanding Performance RSUs will be deemed to have vested at the date of termination of the executive’s employment, subject to the attainment of the applicable performance objectives determined at the date of termination. All other RSU awards will be deemed to have vested at the termination date.

•	Continuation of the same level of insurance benefits for the applicable Severance Period, ceasing upon new employment, if earlier.

•	Any earned but unused vacation days.
Notwithstanding the foregoing, in the case of Mr. Chamandy, if he resigns at the earliest one year following the change of control but at the latest two years following the change of control, then he will be entitled to all of the benefits listed above.
The following table shows estimated incremental payments triggered pursuant to a change of control of the Company in accordance with the change of control provisions described above as well as those set forth in the LTIP.

MANAGEMENT INFORMATION CIRCULAR 46

COMPENSATION DISCUSSION AND ANALYSIS

Position	Incumbent	Termination Provisions Value(1) ($)
President and CEO	Glenn J. Chamandy	17,015,000
Executive Vice-President, CFO and CAO	Rhodri J. Harries	7,695,000	(2)
Executive Vice-President, Manufacturing	Benito A. Masi	4,292,000	(3)
President, Printwear	Michael R. Hoffman	4,301,000	(3)
President, Branded Apparel	Eric R. Lehman	4,291,000	(3)

(1)	The termination values are calculated based on the following assumptions: the triggering event took place on December 30, 2016, the last business day of fiscal

2016; Share/Option-based award values are calculated based on the closing price of the Common Shares on the TSX on December 30, 2016, the last trading day of fiscal 2016 of $34.09; for fiscal 2016, values of earned/unused vacation, earned bonus, vested Options, vested and undelivered RSUs and owed expenses are not included as they are not considered to be “incremental” payments further to termination; unvested Option and RSU values are calculated based on the assumption that the exercise or redemption occurs on December 30, 2016, regardless of the number of days allowed to exercise or redeem them; performance RSUs are calculated as if vesting occurred at 100%. However, depending on attainment level of performance objectives, such RSUs have the possibility to vest in a range of 0-200%.

(2)
$2,137,920 of the termination value includes the value of the special one-time grants of Options and Treasury RSUs which are scheduled to vest in August 2020. See the section entitled “Summary Compensation Table”.

(3)
All data for Benito A. Masi, Michael R. Hoffman and Eric R. Lehman are in Canadian dollars. All U.S. dollar amounts were converted to Canadian dollars using the Bank of Canada closing rate on December 30, 2016, the last trading day of fiscal 2016, of 1.3427.

Summary
The Compensation and Human Resources Committee is satisfied that the Company’s current senior executive compensation policies, programs and levels of compensation as disclosed in the section entitled “Compensation Discussion and Analysis” of this Circular are aligned with the Company’s performance and reflect competitive market practices. Members of the Compensation and Human Resources Committee will be available to answer questions relating to the Company’s executive compensation matters at the Meeting.
Submitted by the Compensation and Human Resources Committee on March 8, 2017.
Sheila O’Brien, Chair
Russell Goodman
George Heller
Anne Martin-Vachon

MANAGEMENT INFORMATION CIRCULAR 47

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

STATEMENT OF CORPORATE GOVERNANCE PRACTICES
We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company and we are committed to adopting and adhering to the highest standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at www.gildan.com, reflect this commitment and we revise these guidelines on an ongoing basis in order to respond to regulatory changes and the evolution of best practices.
As a Canadian reporting issuer with securities listed on the TSX and the NYSE, Gildan continuously reviews and updates its corporate governance practices in order to best comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”) and the U.S. Securities and Exchange Commission. As a Canadian issuer, Gildan is exempt from complying with many of the NYSE Corporate Governance Standards (the “NYSE Standards”), provided that we comply with Canadian governance requirements. Except as summarized in our Annual Report on Form 40-F, which was filed with the U.S. Securities and Exchange Commission on February 24, 2017 and is available on www.sec.gov, our governance practices nevertheless comply with the NYSE Standards in all significant respects.
Gildan also complies with Multilateral Instrument 52‑110 (Audit Committees) (the “CSA Audit Committee Rules”). The

CSA Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. Reference is made to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 24, 2017 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.
Gildan also complies with Multilateral Instrument 58‑101 (Disclosure of Corporate Governance Practices) (the “CSA Disclosure Instrument”) and National Policy 58‑201 (Corporate Governance Guidelines) (the “CSA Governance Policy”). The CSA Governance Policy provides guidance on governance practices for Canadian issuers. The CSA Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. We believe that Gildan’s corporate governance practices meet and exceed the requirements of the CSA Disclosure Instrument and the Corporate Governance Policy, as reflected in the disclosure made hereunder.
Our Board of Directors has approved the disclosure of Gildan’s corporate governance practices described below, on the recommendation of the Corporate Governance and Social Responsibility Committee.

Independence of Directors
Majority of Directors are Independent
To better align the interests of the Board with those of Gildan’s shareholders, seven of the eight current members of the Board are “independent” within the meaning of the CSA Disclosure Instrument and they qualify as “independent directors” as that expression is defined in the NYSE Standards. Our independent Board members are William D. Anderson, Donald C. Berg, Russell Goodman, George Heller, Anne Martin-Vachon, Sheila O’Brien and Gonzalo F. Valdes-Fauli. The only non-independent member of our Board is Glenn J. Chamandy, Gildan’s President and Chief Executive Officer. The independence of directors is determined by the Board based on the results of independence questionnaires completed by each director annually, as well as other factual circumstances reviewed on an ongoing basis.
Independent Chair of the Board
The Company’s Board is led by a non-executive, independent Chairman, which we believe contributes to the Board’s ability to function independently of management and provide effective oversight. William D. Anderson has been a director of the Company since May 2006 and became the Chairman of the Board in February 2012. As Chairman of the Board, Mr. Anderson is responsible for overseeing the Board in carrying out its mandate, which includes overseeing that the Board’s duties and responsibilities are carried out independently of management.
Interlocking Directorships
To maintain director independence and to avoid potential conflicts of interest, the Board has adopted a policy to limit interlocking directorships. Accordingly, unless otherwise determined by the Board, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. None of the director nominees has served together as directors on any outside boards during the Company’s most recently completed fiscal year. The public company directorships of all director nominees are described under the section entitled “Election of Directors - Nominees” of this Circular.
Conflicts of Interest
In accordance with applicable law and Gildan company policy, each director is required to disclose to the Board any potential conflict of interest he or she may have in a matter before the Board or a committee thereof at the beginning of the Board or committee meeting. A director who is in a potential conflict of

MANAGEMENT INFORMATION CIRCULAR 48

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

interest must not attend any part of the meeting during which the matter is discussed or participate in a vote on such matter.

Formal Board Mandate
The Board has adopted a formal mandate, which states that the Board is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board mandate is attached to this Circular as Schedule “A” and is also available on the Company’s website at www.gildan.com.

Board of Directors Fiscal 2016 Highlights
During fiscal 2016, the Board of Directors, in accordance with its mandate and working plan, accomplished among other things the following:
Strategic Planning
•
Held a special meeting to review and discuss the Company’s long-term strategic plan
•
Received quarterly updates from the President and Chief Executive Officer on the implementation of the Company’s long-term strategic plan
•
Reviewed and approved the Company’s acquisition of Alstyle Apparel, LLC, a manufacturer and supplier of activewear products
•
Reviewed and approved the Company’s acquisition of Peds Legwear Inc., a supplier of quality foot apparel and legwear products
•
Reviewed and approved the acquisition of the American Apparel® brand and certain manufacturing assets
•
Held a special meeting to review and approve the Company’s fiscal 2017 capital and operating budgets
Received a report on the Company’s enterprise risk management program
•
Reviewed matters related to M&A activity

Management Oversight
•
Received quarterly reports from management on the key aspects of the Company’s business and operations, including Printwear and Branded Apparel sales and operating profits, yarn-spinning and apparel manufacturing, cotton and yarn purchasing, and integration of acquisitions
•
Received quarterly updates on all capital investments
•
Reviewed and approved the Company’s planned major investments in textile facility in Honduras
•
Received monthly updates on the Company’s financial results

Board Committees
•
Received quarterly reports from the Audit and Finance Committee on matters discussed at its meetings and recommendations for Board approval
•
Received quarterly reports from the Compensation and Human Resources Committee on matters discussed at its meetings and recommendations for Board approval
•
Received quarterly reports from the Corporate Governance and Social Responsibility Committee on matters discussed at its meetings and recommendations for Board approval
•
Reviewed each of the Audit and Finance Committee’s, Compensation and Human Resources Committee’s and Corporate Governance and Social Responsibility Committee’s mandate and working plan

Board Matters	• Reviewed the Board’s mandate and working plan • Set Board objectives for fiscal 2016 and reviewed its performance against those objectives • Set new Board objectives for fiscal 2017

Formal Position Descriptions
The Board has adopted formal position descriptions for the Chairman of the Board and the Board committee chairs, as well as for the President and Chief Executive Officer.
Chairman of the Board
The position description of the Chairman of the Board requires that the Board is to be chaired by an independent director. His key role is to manage the Board and ensure that the Board carries out its mandate effectively and clearly understands and respects the boundaries between Board and management responsibilities. The Board expects its Chairman to provide leadership to enhance Board effectiveness, ensuring that the Board works as a cohesive group, which includes communicating with the Board on important issues in between meetings. The Chairman of the Board regularly reviews with the Corporate Governance and Social Responsibility Committee the size and composition of the Board and its committees to promote continuity as well as efficient decision-

making. The Chairman of the Board also acts as a liaison between the Board and management, which involves working with the President and Chief Executive Officer and the Corporate Governance and Social Responsibility Committee to oversee the development of corporate governance principles applicable to the Company. In collaboration with the President and Chief Executive Officer, the Chairman sets the agenda for each Board meeting. Effective July 30, 2015, and subject to the Board term limits and retirement policy, the Chairman of the Board serves for a term of five years, renewable for up to an additional five years at the discretion of the Board.
Committee Chairs
The position descriptions of each committee chair provide that each chair’s key role is to manage his or her respective committee and ensure that the committee carries out its mandate effectively. Like the Chairman of the Board, each committee chair is expected to provide leadership to enhance

MANAGEMENT INFORMATION CIRCULAR 49

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

the committee’s effectiveness and must oversee the Committee’s discharge of its duties and responsibilities. committee chairs must report regularly to the Board on the business of their committee and make recommendations as necessary or appropriate. Effective July 30, 2015, and subject to the Board term limits and retirement policy, each committee chair serves for a term of five years, renewable for up to an additional two years at the discretion of the Board.
Mandate of the President and Chief Executive Officer
As is provided in the formal position of the President and Chief Executive Officer, the Board expects the President and Chief Executive Officer and his management team to be responsible for the management of the Company’s strategic and operational agenda and for the execution of the decisions of the Board. The Board expects to be advised on a regular basis as to the results being achieved, and to be presented alternative plans and strategies for approval, in keeping with evolving business conditions. In addition to those matters which by law must be approved by the Board, the prior approval of the Board, or of a committee of the Board to which approval authority has been delegated by the Board, is required for all matters of policy and all actions proposed to be taken by the Company which are not in the ordinary course of its operations, such as all material transactions.
The Compensation and Human Resources Committee, together with the Chairman of the Board and the President and Chief Executive Officer, develop each year goals and objectives that the President and Chief Executive Officer is responsible for meeting. The Compensation and Human Resources Committee and the Chairman of the Board evaluate the President and Chief Executive Officer’s performance in light of such goals and objectives and establish his compensation based on this evaluation. The corporate objectives that the President and Chief Executive Officer is responsible for meeting, with the rest of management placed under his supervision, are determined by the strategic plans and the budgets as they are approved each year by the Board.

Election of Directors
The Board has adopted a majority voting policy which provides that any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” will tender his or her resignation to the Board promptly following the shareholders’ meeting at which the director is elected. The Corporate Governance and Social Responsibility Committee will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. The Board will make its final decision and announce it in a press release within 90 days following the shareholders’ meeting, giving the reasons for not accepting the resignation if such is the case. The director who tendered his or her resignation will not participate in any meeting of the Board or the Corporate Governance and Social Responsibility Committee at which the resignation is considered. This policy applies only in the context of an uncontested election of directors, which is where the number of director nominees is the same as the number of directors to be elected and no proxy materials have been circulated in support of one or more nominees who are not part of the candidates supported by the Board of Directors.

Committees of the Board
To assist in exercising its responsibilities, the Board has established three standing committees: the Audit and Finance Committee, the Corporate Governance and Social Responsibility Committee and the Compensation and Human Resources Committee. Each committee has a mandate that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its mandate on an annual basis and recommends changes for approval by the Board. The mandates are available on the Company’s website at www.gildan.com.
Audit and Finance Committee
The Audit and Finance Committee is responsible for overseeing the Company’s financial reporting and for monitoring risk management, internal controls and internal and external auditors.

In its oversight of financial reporting, the Committee is responsible for reviewing, with management and the external auditors, the annual and quarterly financial statements of the Company and accompanying information, including its MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The Committee is also required to review with management that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures. The Committee is also responsible for reviewing the financial information contained in the annual information form and other documents required to be disclosed publicly or filed with securities regulatory authorities in Canada or the United States, as well as the use of any pro-forma or non-GAAP information. In addition, the Committee must review the results of the external audit, any significant problems encountered in performing the audit, and management’s

MANAGEMENT INFORMATION CIRCULAR 50

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

response and/or action plan related to any management letter issued by the external auditors and any significant recommendations contained therein.
In its monitoring of risk management and internal controls, the Audit and Finance Committee is responsible for receiving periodically management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures and systems of internal control over financial reporting. The Committee is also required to oversee the processes in place to identify business risks and opportunities and oversee the implementation of processes to manage such risks and opportunities.
In its monitoring of internal auditors, the Committee is responsible for ensuring that the head of internal audit has a functional reporting relationship with the Committee, for overseeing that internal audit has access to all levels of management and for regularly monitoring the internal audit function’s performance, its responsibilities, staffing and budget.
In its monitoring of external auditors, the Committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, their compensation, as well as evaluating and monitoring their qualifications, performance and independence. The Committee is also in charge of overseeing all relationships between the external auditors and the Company, including determining which non-audit services the external auditors are prohibited from providing, approving, or pre-approving policies defining audit and permitted non-audit services provided by the external auditors, overseeing the disclosure of all audit and permitted non-audit services provided by the external auditors, and reviewing the total amount of fees paid by the Company to the external auditors for all audit and non-audit services. The Audit and Finance Committee must oversee the direct reporting and accountability of the external auditors to the Committee and to the Board. The Committee is also required to directly oversee the external auditors and discuss with them the quality, and not just the acceptability, of the Company’s accounting principles.
Pursuant to the Committee’s mandate, the internal auditors and the external auditors will have at all times a direct line of communication with the Audit and Finance Committee. In addition, each meets separately with the Committee, without management, at least once a quarter, during which the Company’s financial statements and control environment must be discussed. The Committee also meets separately with management at least once a quarter, and more frequently as required.
Because of the Audit and Finance Committee’s demanding role and responsibilities, the Committee’s mandate provides that the Chairman of the Board, together with the Corporate Governance and Social Responsibility Committee Chair, review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity and make a recommendation to the Board. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, then, as required by the NYSE Standards, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit and Finance Committee and either requires a correction to the situation or makes the required disclosure.

Audit and Finance Committee Fiscal 2016 Highlights
During fiscal 2016, the Audit and Finance Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Financial Reporting
•
Monitored the integrity and quality of the Company’s accounting and financial reporting process, disclosure controls and procedures, and systems of internal control, through independent discussions with management, the external auditors and the internal auditor
•
Reviewed the Company’s annual and quarterly consolidated financial statements, including the Company’s MD&A disclosure and earnings press releases, prior to their release, as well as the financial information contained in other documents filed with securities regulatory authorities
•
Received regular updates on new developments relating to International Financial Reporting Standards and other regulatory developments impacting financial reporting and the external audit
•
Reviewed the external auditors’ quarterly review engagement report
•
Reviewed the results of the fiscal 2016 external audit

Risk Management and Internal Controls
•
Received management’s report assessing the adequacy and effectiveness of the Company’s disclosure controls and procedures, and systems of internal control over financial reporting and reviewed the report of the auditors thereon
•
Reviewed the Company’s capital structure and utilization of cash and recommended to the Board the approval of a new credit facility, the implementation of a private placement, the approval of receivables purchase facility for one of its subsidiaries and the initiation and amendment of a normal course issuer bid
•
Reviewed management’s action plans in response to prior internal audit recommendations and monitored the internal audit function’s performance, responsibilities, staffing and budget
•
Oversaw the execution of the fiscal 2016 internal audit plan and the development of the internal audit plan for fiscal 2017
•
Reviewed the Company’s insurance coverage
•
Reviewed the Company’s policies regarding hedging activity and derivatives contracts to address risks associated with foreign exchange fluctuations, commodity prices and interest rates
•
Received quarterly reports on employee complaints made through the Company’s whistleblowing hotline

External Auditors
•
Evaluated and monitored the qualifications, performance and independence of the Company’s external auditors, including representations by the external auditors describing their internal quality-control procedures
•
Reviewed the fees paid by the Company to the external auditors for all audit and non-audit services in accordance with its policies defining audit and permitted non-audit services provided by the external auditors
•
Discussed with the external auditors the quality, appropriateness and disclosure of the Company’s accounting policies
•
Reviewed the 2016 audit plan prepared by the external auditors, including changes and updates from the 2015 plan

MANAGEMENT INFORMATION CIRCULAR 51

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Audit and Finance Committee Fiscal 2016 Highlights
Committee Matters
•
Set Committee objectives for fiscal 2016 and reviewed its performance against those objectives
•
Set new Committee objectives for fiscal 2017
•
Reviewed amendments to the Committee’s mandate and working plan

As required in its mandate, the Audit and Finance Committee is composed only of independent directors. The four current members of the Committee are Russell Goodman, who assumed the position of Committee Chair in February 2012, Sheila O’Brien, Donald C. Berg and Gonzalo F. Valdes‑Fauli. The Board has determined that all members of the Audit and Finance Committee are “independent” and “financially literate” within the meaning of those terms pursuant to the CSA Audit Committee Rules and the NYSE Standards. In addition, the Audit and Finance Committee mandate requires the Chair of the Compensation and Human Resources Committee, Sheila O’Brien, to be a member.
Corporate Governance and Social Responsibility Committee
The Corporate Governance and Social Responsibility Committee is responsible for monitoring the composition and performance of the Board and its committees. The Committee identifies candidates qualified to become Board members and regularly assesses the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the Board members and the Company’s circumstances and needs. The Committee also reviews annually the performance and effectiveness of the Board, its committees, committee chairs and Board members. In addition, the Committee reviews and recommends improvements to the Company’s governance principles and monitors the disclosure of such principles.
Furthermore, the Committee is responsible for overseeing policies and practices with respect to corporate social responsibility matters, including environmental, labour, health and safety and sustainability issues, as well as community and other stakeholder relations. The Committee also oversees the Company’s public reporting on its policies and practices with respect to corporate social responsibility matters.
As required in its mandate, the Corporate Governance and Social Responsibility Committee is composed of only independent directors. The four current members of the Committee are Gonzalo F. Valdes-Fauli, who assumed the position of Committee Chair in February 2013, George Heller, Donald C. Berg and Anne Martin-Vachon.

Corporate Governance and Social Responsibility Committee Fiscal 2016 Highlights
During fiscal 2016, the Corporate Governance and Social Responsibility Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Composition and Performance of the Board and its Committees
•
Discussed the size and composition of the Board, including the required mix of skills and diversity, and led the search process to recruit new director nominees
•
Reviewed and revised the directors’ skills matrix
•
Conducted its annual review of the performance and effectiveness of the Board, the Board Committees, committee chairs and Board members, including the Chairman of the Board
•
Engaged a third party to conduct a supplementary Board and director performance assessment and discussed the results thereof

Corporate Governance Matters
•
Monitored regulatory developments in corporate governance as well as best practices and updated the Company’s Corporate Governance Guidelines
•
Reviewed and approved Gildan's new Code of Ethics
•
Reviewed and approved the Statement of Corporate Governance Practices included in this Circular
•
Received reports on compliance matters during fiscal 2016, including compliance with applicable laws, the Code of Ethics and other key Company policies
•
Reviewed and approved the Shareholder Engagement Policy

Social Responsibility Matters	• Received regular reports on the Company’s corporate social responsibility program and initiatives
Committee Matters
•
Set Committee objectives for fiscal 2016 and reviewed its performance against those objectives
•
Set new Committee objectives for fiscal 2017
•
Reviewed the Committee’s mandate and working plan as well as the mandates of each of the Board and committee chairs

Compensation and Human Resources Committee
The Compensation and Human Resources Committee is responsible for monitoring senior executives’ performance assessment, succession planning and overall compensation and reviewing the Company’s human resources practices generally. The Committee recommends the appointment of senior executives, including the terms and conditions of their appointment and termination, reviews the evaluation of their performance and recommends their compensation. Furthermore, the Committee oversees the existence of appropriate human resources systems, such as hiring policies, training and development policies and compensation structures so that the Company can attract, motivate and retain senior executives and personnel who exhibit high standards of integrity, as well as competence. In this regard, the Committee recommends to the Board executive compensation methods that tie an appropriate portion of senior executives’ compensation to both the short-term and longer-term performance of the Company and that take into account the advantages and risks associated with each compensation method. The Committee is also responsible for

MANAGEMENT INFORMATION CIRCULAR 52

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

overseeing risk identification and management in relation to compensation policies and, on an annual basis, identifies and assesses the risks associated with each component of the senior executives’ global compensation. Furthermore, the Committee evaluates and monitors the independence and objectivity of the compensation consultant it retains to provide advice on executive compensation matters. Finally, the Committee is responsible for developing a compensation philosophy and policy that rewards the creation of shareholder value while reflecting an appropriate balance between the short-term and longer-term performance of the Company.
As required in its mandate, the Compensation and Human Resources Committee is composed only of independent directors. The four current members of the Committee are

Sheila O’Brien, who assumed the position of Committee Chair in February 2013, Russell Goodman, George Heller and Anne Martin-Vachon. None of the members of the Committee is an acting chief executive officer of another company. In addition, the Compensation and Human Resources Committee mandate requires the Chair of the Audit and Finance Committee, Russell Goodman, to be a member. The Board believes that the Committee collectively has the knowledge, experience and background required to fulfill its mandate (see the section entitled “Determining Compensation” under the heading “Compensation and Human Resources Committee” for more information on each Committee member’s skills and experience that is relevant to serving on the Committee).

Compensation and Human Resources Committee Fiscal 2016 Highlights
During fiscal 2016, the Compensation and Human Resources Committee, in accordance with its mandate and working plan, accomplished among other things the following:
Compensation Program
•
Reviewed the human resources long range plan and received updates on the implementation thereof
•
Reviewed and approved the corporate financial factor for the fiscal 2016 short-term incentive compensation for senior management and set the target for fiscal 2017
•
Received the results of the peer group review and senior executive compensation benchmarking study by Mercer
•
Received a report from management on executive compensation risk and mitigation factors, including the results of stress-testing and back-testing of the executive compensation program
•
Received the results of Mercer's review of the annual LTIP program and SCORES short term incentive plan
•
Received a report on trends in compensation practices and regulatory developments
•
Reviewed and approved the Compensation Discussion and Analysis included in this Circular
•
Evaluated and monitored the independence and objectivity of the compensation consultant

Human Resources Matters	• Received regular reports on employee turnover • Received regular reports on health and safety matters
Organizational and Succession Planning
•
Reviewed the status of organizational capacity planning and development to support the Company’s strategic business plan
•
Reviewed the succession plans for the CEO and other senior executives, including to identify, develop and retain the talent of outstanding personnel
•
Review and approved Gildan's Diversity and Inclusion Policy

CEO Performance Assessment and Compensation
•
In collaboration with the Board, the Committee reviewed the performance goals and objectives of the CEO for fiscal 2016, evaluated the CEO’s performance in light of those goals and objectives and recommended for approval to the independent members of the Board the CEO’s compensation

Committee Matters	• Set Committee objectives for fiscal 2016 and reviewed its performance against those objectives • Set new Committee objectives for fiscal 2017 • Reviewed the Committee’s mandate and working plan

Board and Committee Meetings
Working Plans
The Board and its committees have each developed a working plan that lists and allocates to particular meetings the duties deriving from the Board and committee mandates, allowing the Board and its committees to plan and monitor the fulfilment of their respective mandates throughout the year. If during the course of the year events or circumstances require Board or committee action or consideration, additional meetings are called.
Meeting Attendance
The Company expects its directors to commit sufficient time and effort to its business and encourages all directors to attend as many meetings of the Board and its committees as possible. In fact, in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend and in practice do attend other committee meetings on a non-voting basis. As set forth in the Corporate Governance Guidelines, directors are expected to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings of the committees on which they sit. Directors are required to attend a minimum of 75% of Board and committee meetings held in a fiscal year, except where the Corporate Governance and Social Responsibility Committee determines that there were extenuating circumstances that prevented the director from meeting this attendance requirement. Board and Board committee meeting dates are set at least two years in advance and are reviewed periodically to optimize director attendance.

MANAGEMENT INFORMATION CIRCULAR 53

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following table provides the record of attendance by each director at meetings of the Board and its committees during fiscal 2016:

Record of Attendance by Directors for the Fiscal Year Ended January 1, 2017
			Board Committees
Directors	Board of Directors		Audit and Finance		Corporate Governance and Social Responsibility		Compensation and Human Resources		Overall Committee Meeting Attendance		Overall Attendance
	9 Meetings		4 meetings		4 meetings		4 meetings
	No.	%	No.	%	No.	%	No.	%	No.	%	No.	%
William D. Anderson(1)	9/9	100	—	—	—	—	—	—	—	—	9/9	100
Glenn J. Chamandy(2)	9/9	100	—	—	—	—	—	—	—	—	9/9	100
Donald C. Berg	9/9	100	4/4	100	4/4	100	—	—	8/8	100	17/17	100
Russell Goodman	9/9	100	4/4	100	—	—	4/4	100	8/8	100	17/17	100
Russ Hagey(3)	1/2	50	0/1	—	—	—	0/1	—	0/2	—	1/4	25
George Heller	9/9	100	—	—	4/4	100	4/4	100	8/8	100	17/17	100
Anne Martin-Vachon	9/9	100	—	—	4/4	100	4/4	100	8/8	100	17/17	100
Sheila O’Brien	9/9	100	4/4	100	—	—	4/4	100	8/8	100	17/17	100
Gonzalo F. Valdes-Fauli	9/9	100	4/4	100	4/4	100	—	—	8/8	100	17/17	100

(1)	As Chairman of the Board, William D. Anderson is not a member of any Board committee, although he attends all committee meetings on a non-voting basis.

(2)
As President and Chief Executive Officer of the Company, Glenn J. Chamandy is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(3)	Russ Hagey stepped down from the Board effective May 5, 2016.
In-Camera Sessions
To maintain independence from management, the independent Board members meet at each quarterly and special Board meeting, without the presence of management and under the chairmanship of the independent Chairman of the Board. Nine in-camera sessions were held since the beginning of the Company’s most recently completed fiscal year. Similarly, each committee holds separate sessions without management present under the chairmanship of its committee chair at each quarterly and special committee meeting. The Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee each held four in-camera sessions during fiscal 2016.

Code of Ethics
The Board has adopted the Gildan Code of Ethics, which reinforces Gildan’s commitment to high ethical standards in all of its business practices and operations worldwide. The Code of Ethics is applicable to all Gildan directors, officers and employees and has been developed to set forth the Company’s standards of integrity and expectation for ethical behaviour as well as to guide employees in making decisions that are consistent with Gildan’s core values and principles. The Code of Ethics is accessible on the Company’s website at www.gildan.com. A paper copy is also available upon request from the Corporate Secretary of the Company.
The Code of Ethics addresses several matters, including conflicts of interest, integrity of corporate records, confidentiality and protection of private and corporate information, protection and use of corporate assets and opportunities, employee relations, protection of human rights, health and safety, anti-corruption laws, insider trading, anti-trust matters, limitation on environmental impact, compliance with laws and reporting of unethical or illegal behaviour. No waiver has ever been granted to a director or executive officer in connection with the Code of Ethics. The Corporate Governance and Social Responsibility Committee is responsible for monitoring compliance with the Code of Ethics.
The Code of Ethics is distributed to and signed by each of the Company’s employees when they are hired. In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the Corporate Secretary reports the results of such process to the Board on an annual basis.
In addition to monitoring compliance with the Code of Ethics, the Board has adopted various corporate policies, including the Procedures for Reporting by Employees of Complaints and Concerns Regarding Questionable Acts and the Policy for the Receipt, Retention and Treatment of Complaints Received by Gildan Activewear Inc. from Non-Employees Regarding Accounting, Internal Accounting Controls or Auditing Matters, that provide both employees and non-employees with a

MANAGEMENT INFORMATION CIRCULAR 54

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

mechanism for reporting unethical or questionable acts by the Company or employees thereof. See the Company’s website at www.gildan.com.
In addition, interested parties may communicate confidentially with the Chairman of the Board or with non-management directors as a group regarding any concerns by mail at the address of the Company’s head office at Tour KPMG, 600 de Maisonneuve West, Montréal, Québec, Canada, H3A 3J2, or by e-mail, care of the Corporate Secretary, at corporate.governance@gildan.com.

Board Performance Assessment
On an annual basis, the Corporate Governance and Social Responsibility Committee of the Board assesses the performance and effectiveness of the Board as a whole, the Board committees, committee chairs and individual directors. Questionnaires are distributed to each director for the purpose of (i) evaluating the Board’s responsibilities and functions, its operations, how it compares with boards of other companies on which the directors serve and the performance of the Board’s committees, and (ii) inviting directors to make suggestions for improving the performance of the Chairman of the Board, committee chairs and individual directors. The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis to encourage full and frank commentary. In addition, each year the Chairman of the Board formally meets with each director individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise.
The results of the questionnaires as well as any issues raised during individual interviews are presented and are discussed at the next regular meeting of the Corporate Governance and Social Responsibility Committee. Based on the outcome of the discussion, the Corporate Governance and Social Responsibility Committee Chair then presents to the Board the Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

Director Selection
Skills and Experience of Directors
The Corporate Governance and Social Responsibility Committee is responsible for developing, reviewing and monitoring criteria, as well as establishing procedures for selecting directors. The Committee uses the following skills matrix to assist with reviewing the skills and experience of director candidates as well as the Board as a whole.

Director/ Nominee	Skill, Experience and Expertise																Diversity	
	Finance										Industry Knowledge							
	Risk Management	Transactions (M&A)	Financial Accounting / Auditing	Capital Markets	Strategy	Human Resources	Health & Safety / CSR	International	Executive Leadership	Government Relations / Public Policy	Sales/ Distribution	Marketing / Advertising	Innovation/ Technology	Manufacturing/ Supply Chain	Public Board Experience	Geographic	Age	Gender
William D. Anderson	X	X	X	X	X	X		X	X						X	CDN	67	M
Donald C. Berg	X	X	X	X	X	X		X	X	X	X	X	X		X	US	61	M
Glenn J. Chamandy	X	X		X	X	X	X	X	X		X	X		X	X	CDN	55	M
Shirley E. Cunningham	X	X			X	X	X	X	X		X		X	X		US	56	F
Patrik Frisk		X			X	X	X	X	X		X	X	X			US	53	M
Russell Goodman	X	X	X	X		X		X							X	CDN	63	M
George Heller	X	X		X	X	X	X	X	X	X	X	X		X	X	CDN	69	M
Anne Martin-Vachon		X			X	X	X	X	X		X	X	X	X		US	55	F
Sheila O'Brien		X		X	X	X	X	X	X	X					X	CDN	69	F
Gonzalo F. Valdes-Fauli	X	X	X	X	X	X		X	X						X	US	70	M

MANAGEMENT INFORMATION CIRCULAR 55

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Skill, Experience and Expertise	Description
Risk Management	Experience in enterprise risk management best practices and their board oversight
Transactions (M&A)	Experience in identifying and leading M&A transactions and their successful integration
Financial Accounting / Auditing	Experience in financial accounting and reporting, particularly with respect to internal controls, Canadian and US GAAP and/or IFRS
Capital Markets	Experience in corporate finance, financing, capital markets, commodities trading/hedging experience
Strategy	Experience in driving strategic direction and leading the growth of an organization
Human Resources
Experience with and understanding of issues and best practices relating to compensation programs, benefits programs, including short and long-term incentives, succession planning, talent management and management of compensation-related risks

Health & Safety / CSR	Experience in workplace health, safety, environment and social responsibility, including best corporate practices
International	Experience in a multi-national organization providing understanding of the challenges faced in different cultural, political or regulatory environments
Executive Leadership	Senior operating experience in a successful management team, including as a President, Chief Executive Officer or Chief Operating Officer of a public company or major organization
Government Relations / Public Policy	Experience in a regulated environment which requires an understanding of government relations, public administration, regulation and policy, as well as compliance practices and their oversight
Sales / Distribution	Experience in overseeing proprietary sales forces and direct and third-party distribution channels
Marketing / Advertising	Experience in marketing, advertising or sales, preferably with a mass merchandising background
Innovation / Technology	Experience with technology tools and platforms to drive innovation and enhance business operations
Supply Chain	Experience in supply chain management
Public Board Experience	Experience in serving as an independent director with public companies
The skills matrix outlines the desired complement of qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The matrix includes industry specific experience and business expertise, such as retail, finance, marketing, manufacturing, supply chain, international business, capital markets, human resources, public board experience, and others. These areas of expertise are intended to dovetail with general qualifications and attributes the Committee seeks in all Board members and candidates, such as high personal and professional ethics and integrity, practical wisdom, senior executive leadership, strategic insight, sound business judgement, a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service, and a willingness to represent the best interests of the Company. The skills matrix is reviewed annually by the Corporate Governance and Social Responsibility Committee to reflect its assessment of the Board’s current needs and the Company’s strategic priorities.
Diversity
The Company is committed to diversity and inclusion at all levels in the workplace and on the Board. This includes a commitment to ensuring there are no systemic barriers or biases in the Company’s policies, procedures and practices.

The Company believes that supporting a diverse workplace is a business imperative that helps the Company and its Board attract and retain the brightest and most talented individuals.
As set forth in the Board Diversity Policy, the Board considers diversity at the Board level to be an essential element of Board effectiveness. A diverse Board is one that possesses a balance of skills, experience and expertise and a diversity of perspectives that are relevant to the Company’s business and its strategic objectives. While all director appointments are based on merit, the Board expects that when selecting and presenting candidates to the Board for appointment, the Corporate Governance and Social Responsibility Committee will consider not only the skills, experience and expertise of a candidate, but also other factors, including gender, ethnicity, age and geography to ensure that the Board is comprised of a diverse membership. Moreover, the Board recognizes that gender diversity is a significant aspect of diversity and acknowledges the important role that women with the relevant skills and experience can play in contributing to a diversity of perspective on the Board.
Two out of eight, or 25%, of the current Board members are women, and three out of ten, or 30%, of the director nominees up for election at the Meeting are women. In order to ensure that the broadest possible range of qualified candidates is

MANAGEMENT INFORMATION CIRCULAR 56

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

considered, female candidates are included in all director searches. The Board has not at this time established any specific targets with respect to female representation. Given the Board’s commitment to diversity, as well as the process in place to select candidates best suited to meet the needs of the Board, the Board does not believe that specific targets are necessary to achieve its diversity objectives at this time.
The Board Diversity Policy requires the Corporate Governance and Social Responsibility Committee to review and monitor the implementation of the Policy on an annual basis to ensure its effectiveness and report the results of its review to the Board. As the Board Diversity Policy has only been in effect since February 2015, there has not been sufficient opportunity to measure its effectiveness. A copy of the Board Diversity Policy is available on the Company’s website at www.gildan.com.
With respect to executive officer positions, the Company has not set specific targets regarding the representation of women at this level due to the small size of this group. Currently there are five executive officers, all of whom are male. The Company recognizes that in order to achieve a better, more representative balance of women in executive officer positions, it must ensure that the talent pipeline is properly developed. This initiative is one of the many strategic initiatives contained in the Company's new Diversity and Inclusion Policy which embodies Gildan's commitment to foster, cultivate and preserve a culture of diversity and inclusion across the organization.
Nomination of Directors
Once the Corporate Governance and Social Responsibility Committee identifies candidates qualified to become Board members, the Committee recommends to the Board such candidates for election at the next annual meeting of shareholders. Before making a recommendation on a new director candidate, however, the Chairman of the Board and different committee members meet with the candidate to discuss the candidate’s interest and ability to devote the time and commitment required to serve on the Board. In certain circumstances, the Committee may also retain an independent recruiting firm to identify director candidates and fix such firm’s fees and other retention terms.
Board Succession Planning and Renewal
The Board recognizes the importance of undergoing a regular process of renewal to help it maximize its effectiveness over the long-term. Accordingly, the Board has adopted a policy whereby a director will not, unless otherwise determined by the Board, in its discretion, be nominated for re-election at the annual meeting of shareholders after reaching the earlier of the age of 72 or 15 years of service on the Board. The decision to extend a director’s tenure will be reviewed by the Board on an annual basis.

Change in Principal Occupation
When a director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board, Gildan’s Corporate Governance Guidelines require such director to offer to resign from the Board in order to allow the Corporate Governance and Social Responsibility Committee to review the impact of the change in the composition of the Board and make a recommendation to the Board on action to be taken, if any.
Other Directorships
Directors are encouraged to limit the number of other boards on which they serve. The Corporate Governance and Social Responsibility Committee will consider the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

•	Directors should not hold more than four public company directorships, including Gildan;

•	Directors who are CEOs or other senior executives of public companies should not hold more than two public company directorships, including Gildan;

•	Gildan’s President and Chief Executive Officer may not hold more than two public company directorships, including Gildan; and

•	Directors may not sit on more than three public company audit committees, including Gildan, without the consent of the Corporate Governance and Social Responsibility Committee and the Board.
Directors are required to advise the Chairs of the Board and the Corporate Governance and Social Responsibility Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to assess whether the director will be able to continue to devote sufficient time to the Company’s affairs. The Corporate Governance and Social Responsibility Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.
Furthermore, because of the Audit and Finance Committee’s demanding role and responsibilities, the Chairs of the Board and the Corporate Governance and Social Responsibility Committee must review any invitation to Audit and Finance Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit and Finance Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve

MANAGEMENT INFORMATION CIRCULAR 57

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

on Gildan’s Audit and Finance Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Committee.

Director Orientation and Continuing Education
The oversight function of directors is enhanced when they are well informed about the Company’s business, its industry and its strategic initiatives. The Corporate Governance and Social Responsibility Committee is responsible for developing, monitoring and reviewing Gildan’s director orientation and continuing education programs and ensuring that Board members have access to education and information about the Company on an ongoing basis and as required.
Orientation
For each new director to be effective in their roles they must be knowledgeable about the Company and its business. In order to best bring their skills and experience to the operation of the Board, new directors are provided with an extensive information package on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position. To complement this information package, new directors also attend one-on-one orientation meetings with the President and Chief Executive Officer as well as the other members of Gildan’s senior executive team to discuss these matters.
The Corporate Governance and Social Responsibility Committee is also responsible for ensuring that new Board members fully understand the role of the Board and its Committees and the contribution that individual directors are expected to make, including, in particular, the personal commitment that the Company expects of its directors.
Continuing Education
In order to assist directors in the continuous advancement of their knowledge of Gildan’s business, senior management makes regular presentations to the Board on the main areas of the Company’s business, financial matters, operations and overall industry. These presentations include highlighting market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Directors also attend an annual strategic planning meeting, where they have the opportunity to review and discuss with senior management the Company’s long-term strategic plan.  Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external consultants when appropriate.  During 2016, the Board received presentations from external consultants on digital and e-commerce trends in the apparel industry as well as on cyber security risks

Further, directors are provided with opportunities to visit the Company’s various facilities and operations. All of the Board members have visited Gildan’s principal manufacturing hub in Honduras, and its retail distribution center in Charleston, South Carolina. The majority of the directors have also visited Gildan’s wholesale distribution center in Eden, North Carolina, and its yarn-spinning facilities in Salisbury and Mocksville, North Carolina. During these trips, Board members are given the opportunity to interact with local management to gain a better understanding of Gildan’s operations first-hand. Local management makes presentations to the Board members on a range of topics that are relevant to the local operations and Board members are taken on extensive tours of the facilities.
The Corporate Governance and Social Responsibility Committee also reviews information on available external educational opportunities and ensures that directors are aware of such opportunities. In order to encourage directors to attend external education sessions, the Company reimburses each director up to a pre-determined amount each year to cover expenses associated with attendance at such sessions.
Finally, Board members have full access to the Company’s senior management and employees. The Board encourages management to address the Board in those instances where a manager’s expertise and assistance can enhance the Board’s understanding of a particular issue under its consideration. Interactions with management are also facilitated by periodically inviting members of the management team to attend Board dinner sessions, which are scheduled during the evenings of the Board’s regularly-scheduled meetings.
Retention of Independent Advisor
In performing their responsibilities, the Board or any committee of the Board has discretion, subject to advising the Chairman of the Board, to engage an outside advisor for advice and assistance at the Company’s expense. Any individual director may also, subject to the approval of the Chairman of the Board, retain an outside advisor at the Company’s expense.

MANAGEMENT INFORMATION CIRCULAR 58

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Director Compensation
The compensation of directors is determined by the Board based on the reviews and recommendations of its Corporate Governance and Social Responsibility Committee. In accordance with its mandate, the Corporate Governance and Social Responsibility Committee reviews regularly and makes recommendations to the Board on the adequacy and form of the compensation for non-executive directors, taking into account the responsibilities and risks involved and the importance of not compromising directors’ independence. The Committee also reviews regularly and makes recommendations to the Board on the amount and form of compensation for the Chairman of the Board and the committee chairs. The Corporate Governance and Social Responsibility Committee may retain any independent firm to advise on directors’ compensation, and fix such firm’s fees and other retention terms.

Audit Committee Disclosure
The CSA Audit Committee Rules require issuers to include the mandate of their audit committees and disclose information with respect to the composition, education and experience of the members of their audit committee, as well as fees paid to external auditors in the annual information form. For more information regarding Gildan’s Audit and Finance Committee, please refer to the Section entitled “Audit Committee Disclosure” of the Annual Information Form of the Company dated February 24, 2017 available on www.sedar.com or www.sec.gov and which may be obtained free of charge, on request, from the Corporate Secretary of the Company.

Risk Management
Effective risk oversight is an important priority for the Board. The Board has implemented a risk governance framework to:

•	understand critical risks in the Company’s business and strategy;

•	allocate responsibilities for risk oversight among the full Board and its Committees;

•	oversee the systems in place to identify and manage business risks and opportunities; and

•	foster an appropriate culture of risk awareness.
The Board implements its risk oversight function both as a whole and through its committees. The Audit and Finance Committee oversees both the processes in place to identify business risks and opportunities and the implementation of processes to manage such risks and opportunities. The Committee also oversees the management of financial risk stemming from fluctuations in foreign currency, interest rates and equity and commodity prices, as well as risks related to the Company’s financial statements, the financial reporting process and accounting matters.
Similarly, the Compensation and Human Resources Committee oversees risk identification and management in relation to compensation policies and the risks associated with each component of the senior executives’ global compensation. The Committee also oversees the management of risks related to employee health and safety at the Company’s operations worldwide.
Finally, the Corporate Governance and Social Responsibility Committee monitors compliance with the Company’s policies and practices relating to business ethics, bribery and corruption, corporate social responsibility, environmental compliance, security and product safety.
While the Board oversees risk management, it is Gildan’s management that is charged with managing risk. Management has implemented a formal enterprise risk management program that is designed to identify and manage the Company’s key risks on an ongoing basis. The Board receives quarterly updates from management on the key risk indicators for each of the Company’s principal business units and, once a year, management presents a report to the Board on the enterprise risk management program in connection with its review of the Company’s long-term strategic plan.
Management has also created a Compliance Steering Committee, chaired by the President and Chief Executive Officer, which is responsible for monitoring the Company’s compliance with applicable laws and regulations as well as with its policies, procedures and programs across the organization. The Compliance Steering Committee provides the Corporate Governance and Social Responsibility Committee with quarterly reports on the Company’s ethics and compliance activities and programs, including any compliance risks or issues that are identified by the Steering Committee or brought to its attention through the Company’s whistleblowing procedures.
Finally, the Financial Risk Management Committee, which is co-chaired by the President and Chief Executive Officer and the Executive Vice-President, Chief Financial and Administrative Officer, is responsible for overseeing the implementation of policies, procedures and strategies to manage the Company’s financial risks. The Financial Risk Management Committee provides a quarterly report to the Audit and Finance

MANAGEMENT INFORMATION CIRCULAR 59

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Committee on the Company’s financial risk exposure to foreign currency, interest rate and commodity price fluctuations, its liquidity and cash positions and its hedging strategy.

For a detailed description of the material risks applicable to Gildan, see the section entitled “Risks and Uncertainties” in the Company’s Management’s Discussion and Analysis dated February 24, 2017.

CEO and Executive Succession Planning
The Board of Directors, directly and through the Compensation and Human Resources Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the Chief Executive Officer and the other key management positions. The Board formally addresses succession planning at least once a year during a private session with the President and Chief Executive Officer. At the meeting, the President and Chief Executive Officer presents to the Board his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Strategic Planning
The Board oversees the planning, progress against, and achievement of the Company’s strategic objectives. Each year the Board holds a special meeting to review and discuss with management the Company’s annual and long-term strategic plans. These discussions include reviewing and analysing the main risks facing the business, overall industry trends and developments, and important strategic opportunities. Time is also set aside at each regular quarterly Board meeting to discuss strategy with management and to monitor progress against the strategic plan. The Board measures success and fulfillment of Gildan’s strategic plan by assessing the Company’s performance results against the annual objectives set each year by the President and Chief Executive Officer and approved by the Board.

Shareholder Engagement
The Board recognizes the importance of engaging in constructive and meaningful communications with the Company’s shareholders and values their input and insights. To facilitate this engagement, in 2016 the Board adopted a Shareholder Engagement Policy which outlines the Board’s approach to communication and engagement with the Company’s shareholders.
As outlined in the Policy, the Board encourages shareholders to attend the Company’s annual shareholder meetings as they provide valuable opportunities to discuss the Company, its corporate governance and other important matters. Between annual meetings, the Board supports a transparent process for shareholders to contact the Board directly. Shareholders may initiate communications with and provide feedback directly to the Board, care of the Corporate Secretary, either (i) by mail in an envelope marked “confidential” addressed to the Gildan Board of Directors, Gildan Activewear Inc., 600 de Maisonneuve Boulevard West, 33rd Floor, Montreal, Quebec,

H3A 3J2, Canada, or (ii) by e-mail at corporate.governance@gildan.com.
The Policy also states that shareholders may ask to meet with the Chairman of the Board, the chair of any Board committee or an individual director to discuss governance-related topics for which the Board is directly responsible. The Chairman of the Board will consider such meeting request in consultation with the Chairman of the Corporate Governance and Social Responsibility Committee and the Corporate Secretary. The Board reserves the right to decline requests for meetings for any reason it deems appropriate, including where the proposed topics for the meeting are not related to corporate governance matters and are better handled by management.
A copy of the Shareholder Engagement Policy is available on the Company’s website at www.gildan.com.

NORMAL COURSE ISSUER BID
On February 23, 2017, the Company announced a normal course issuer bid to purchase for cancellation a maximum of 11,512,267 Common Shares, representing approximately 5% of the Company’s issued and outstanding Common Shares. As of February 17, 2017, the Company had 230,245,359 Common Shares issued and outstanding. Any purchases under the bid will be made during the period from February 27, 2017 to February 26, 2018 on the open market through the facilities of

MANAGEMENT INFORMATION CIRCULAR 60

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

both the TSX and the NYSE in compliance with their respective rules and policies, alternative trading systems if eligible, or by such other means as the TSX, the NYSE or a securities regulatory authority may permit, including by private agreements under an issuer bid exemption order issued by securities regulatory authorities in Canada. The price to be paid will be the market price of the Common Shares on the stock exchange on which such Common Shares are purchased at the time of acquisition, plus brokerage fees. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price in accordance with the order. Common Shares purchased under the bid will be canceled.

Shareholders may obtain a copy of the Company’s Notice of Intention filed with the TSX without charge by contacting the Company in writing or otherwise, to the attention of the Corporate Secretary.
The Company repurchased 13,775,248 of its outstanding Common Shares under its previous normal course issuer bid as at February 22, 2017.

OTHER INFORMATION
Indebtedness of Directors and Senior Executives
As at March 8, 2017, no amount was owed to the Company by any of the current or former directors and senior executives of the Company, exclusive of travel advances as permitted by applicable securities laws. No security was provided to the Company, any of its subsidiaries or another entity, as a counterpart for any indebtedness and no indebtedness was forgiven during fiscal 2016.
Additional Information
The Company is a reporting issuer under the securities legislation of all provinces of Canada and is therefore required to file financial statements and management information circulars with the various securities commissions in such provinces. The Company also files an annual information form with such securities commissions. Copies of the Company’s latest annual information form, latest audited financial statements, interim financial statements and management’s discussion and analysis (“MD&A”) filed since the date of the latest audited financial statements, and latest management information circular may be obtained on request from the Corporate Secretary of the Company at Tour KPMG, 600 de Maisonneuve Boulevard West, 33rd Floor, Montréal, Québec H3A 3J2 or at www.sedar.com, www.sec.gov or on Gildan’s website at www.gildan.com. Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed fiscal year. The Company may require the payment of a reasonable charge when the request is made by a person other than a holder of securities of the Company.
Shareholder Proposals for 2017 Annual Meeting
Proposals for any matters that persons entitled to vote at the next annual shareholders’ meeting propose to raise at the said meeting must be received by the Company at the latest on December 11, 2017.

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR
The contents and the sending of this Circular have been approved by the Board of Directors.
Dated at Montréal, Québec, Canada, March 8, 2017.

MANAGEMENT INFORMATION CIRCULAR 61

SCHEDULE "A"

SCHEDULE “A”
MANDATE OF THE BOARD OF DIRECTORS
The Board of Directors (the “Board”) is responsible for the supervision of the management of the Company’s business and affairs, with a view to its long-term interests.
Many of the Board’s responsibilities have been delegated to its three standing committees: the Audit and Finance Committee, the Compensation and Human Resources Committee and the Corporate Governance and Social Responsibility Committee. These delegated responsibilities are set forth in each committee’s mandate. However, such mandates and delegation of responsibilities do not relieve the Board of its overall responsibilities.
Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance.
In spite of the fact that directors may be elected by the shareholders to bring a special expertise or point of view to Board deliberations, they are not chosen to represent a particular constituency. All decisions of each Board member must be made in the best interest of the Company.
Directors are expected to attend all Board meetings and review all meeting materials in advance. They are expected to take an active part in the Board discussions and decisions.
The Board approves all matters expressly required herein, under the Canada Business Corporations Act and other applicable legislation, rules and regulations and the Company’s Articles and By-laws.
1.    Membership and Quorum
The Board is composed of a minimum of 5 and a maximum of 12 members. The Board is constituted with a majority of individuals who qualify as independent directors, as determined by the Board.
The quorum at any meeting of the Board is a majority of directors in office.
2.    Frequency of Meetings

•	at least four times a year and as necessary.
3.    Mandate
The responsibilities of the Board include the following:

(a)	With respect to strategic planning

•	advising management on strategic issues;

•	approving the Company’s long-term strategic plan, taking into account, amongst other matters, business opportunities and risks;

•	approving the Company’s annual business plan and its annual operating and capital budgets;

•	monitoring the Company’s performance against the long-term strategic and annual plans as well as against the annual operating and capital budgets.

(b)	With respect to human resources and performance assessment

•	choosing the Chief Executive Officer (“CEO”) and approving the appointment of other senior officers of the Company;

•	approving the CEO’s corporate objectives;

•	monitoring and assessing the performance of the CEO and of the other senior officers of the Company and approving their compensation, taking into consideration Board expectations and fixed objectives;

MANAGEMENT INFORMATION CIRCULAR 62

SCHEDULE "A"

•
overseeing measures to tie an appropriate portion of the CEO’s and the other officers’ compensation to both the short and longer-term performance of the Company, taking into account advantages and risks associated with different compensation methods;

•	overseeing the processes for the recruitment, training, development and retention of executives who exhibit high standards of integrity as well as competence;

•	monitoring management and Board succession planning process;

•	monitoring the size and composition of the Board and its committees based on competencies, skills and personal qualities sought in Board members;

•	approving the list of Board nominees for election by shareholders.

(c)	With respect to financial matters and internal control

•	monitoring the integrity and quality of the Company’s financial statements and other documents providing financial information and the appropriateness of their disclosure;

•	overseeing the external auditors’ independence and qualifications;

•
reviewing and approving the general content of, and the Audit and Finance Committee’s report on the financial aspects of, the Company’s Annual Information Form, Annual Report, Management Proxy Circular, Management’s Discussion and Analysis, prospectuses, offering memoranda, Forms 6‑K (including Supplemental Disclosure) and 40‑F, and any other document required to be disclosed or filed by the Company before their public disclosure or filing with regulatory authorities in Canada or the United States of America;

•	overseeing the performance of the Company’s internal audit functions;

•
approving the issue of securities and, subject to the schedule of authority of the Company, any transaction out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures;

•	determining dividend policies and procedures and, if appropriate, declaring dividends;

•	overseeing the systems in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities;

•	monitoring the effectiveness of the Company’s internal control and management information systems;

•	monitoring the Company’s compliance with applicable legal and regulatory requirements;

•	reviewing the Company’s disclosure policy on a regular basis and monitoring the Company’s communications with analysts, investors, the media and the public.

(d)	With respect to corporate governance matters

•	setting an ethical tone for the Company;

•	taking reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the Company;

•	reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions requiring approval of the Board;

•	reviewing, the Shareholder Engagement Policy and the public disclosure thereof;

•
adopting and reviewing, on a regular basis, the Company’s Code of Ethics (the “Code”), and such other policies as may be approved by the Board from time to time (the “Policies”), monitoring compliance with the Code and the Policies, approving any waiver from compliance with the Code or the Policies for directors and officers and the appropriate disclosure of any such waiver;

•	overseeing the annual performance assessment of the Board, Board committees, Board and committee chairs and individual directors;

•	adopting and reviewing orientation and continuing education programs for directors.

MANAGEMENT INFORMATION CIRCULAR 63

SCHEDULE "A"

(e)	With respect to environmental and social responsibility practices

•	monitoring and reviewing, as appropriate, the Company’s environmental and social responsibility practices.
4.    Method of Operation

•	meetings of the Board are held at least quarterly, and as required; in addition, a special meeting of the Board is held every year to review the Company’s long-term strategic plan;

•
the Chairman of the Board sets the agenda for each meeting of the Board in consultation with the CEO, the Chief Financial Officer, the Corporate Secretary and the independent directors. The agenda and the appropriate materials are provided to directors of the Company on a timely basis prior to any meeting of the Board;

•
independent directors meet without management and other non-independent directors present, under the oversight of the Chairman of the Board, at each regularly-scheduled and special meeting of the Board;

•	in addition to attending all meetings of the Board and the committees on which they sit, directors are encouraged to attend other committee meetings;

•	the Board evaluates the adequacy of its mandate on an annual basis;

•
the Corporate Governance and Social Responsibility Committee annually supervises the performance assessment of individual directors, the Board as a whole, the Board committees, and the Board and committee chairs.

* * * * * * *

MANAGEMENT INFORMATION CIRCULAR 64

SCHEDULE "B"

SCHEDULE “B”
LONG-TERM INCENTIVE PLAN
The LTIP was first implemented in 1998 for the grant of Options and was subsequently amended to, among others, allow the Board of Directors to grant Treasury RSUs and Non-Treasury RSUs to senior executives and key employees of the Company and its subsidiaries in order to encourage them to work toward, and participate in, the growth and development of the Company and to assist the Company in attracting, retaining and motivating its senior executives and key employees. The LTIP is administered by the Board of Directors, which has delegated responsibilities to the Compensation and Human Resources Committee.
A total of 12,000,632 Common Shares have been reserved for issuance pursuant to the exercise of Options and the vesting of Treasury RSUs granted pursuant to the LTIP (the “Total Reserve”). Should further Common Shares become available under the LTIP as a result of the expiry or termination of Options or Treasury RSUs, such shares will then be available for issuance upon the exercise of Options or the vesting of Treasury RSUs, the whole without increasing the Total Reserve. As at March 8, 2017, the Total Reserve represents 5.23% of the issued and outstanding Common Shares of the Company. Of the Total Reserve, 2,039,863 Common Shares remain available for grants of Options and Treasury RSUs as at March 8, 2017.
Options
Options entitle the holder thereof to subscribe for Common Shares on the terms set forth in the LTIP. The exercise price payable for each Common Share covered by an Option is determined by the Board of Directors at the date of the grant, but may not be less than the higher of the closing prices of the Common Shares on the TSX and the NYSE on the trading day immediately preceding the effective date of the grant. Options must be exercised during a period established by the Board of Directors, which may not be longer than ten years from the date of the grant, unless the expiry date falls within a blackout period (a period self-imposed by the Company during which directors, officers and certain employees cannot trade the securities of the Company) or within ten days after the end of such blackout period, in which case the period for exercising Options is extended for a maximum of ten business days. As at March 8, 2017, an aggregate of 2,532,019 Options are outstanding, representing 1.10% of the issued and outstanding Common Shares of the Company.
Treasury RSUs
Treasury RSUs represent the right of an individual to whom a grant of such units is made to receive Common Shares on the vesting date. At the end of the vesting period, which is a maximum of ten years, the Common Shares to which a holder of Treasury RSUs is entitled will be issued from treasury, subject to the Total Reserve. The Board of Directors has discretion to establish the date on which Treasury RSUs are granted, the date on which the award is fully vested and other particulars applicable to such an award, subject to limiting to 5% of the Total Reserve grants of Treasury RSUs without any minimum vesting periods, if any. As at March 8, 2017, an aggregate of 249,033 Treasury RSUs are outstanding, representing 0.11% of the issued and outstanding Common Shares of the Company.
Non-Treasury RSUs
Non-Treasury RSUs have the same features as Treasury RSUs, except that (i) their vesting period is a maximum of three years and (ii) at the end of the vesting period, the Company will direct a third party broker to deliver to the Non-Treasury RSU holder the number of Common Shares represented by such vested award purchased on the secondary market and/or pay to the Non-Treasury RSU holder an amount in cash in lieu of Common Shares calculated using the average of the closing prices of the Common Shares on the TSX for the five trading days immediately preceding the vesting date. No Common Shares are issued from treasury under such awards and they are therefore non-dilutive. As at March 8, 2017, an aggregate of 1,011,063 Non-Treasury RSUs are outstanding.

MANAGEMENT INFORMATION CIRCULAR 65

SCHEDULE "B"

Other LTIP Features
The LTIP provides that (i) the number of Common Shares issuable pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, at any time, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Company or 20% of the Total Reserve in the case of any one person, and (ii) the number of Common Shares issued pursuant to the exercise of Options or upon the vesting of Treasury RSUs, as well as under the Company’s other share compensation plans and arrangements, may not, in any one year period, exceed 10% of the Common Shares issued and outstanding in the case of insiders of the Company or 20% of the Total Reserve in the case of any one person.
The terms of the LTIP also provide that, unless otherwise determined by the Board of Directors, Options, Treasury and Non-Treasury RSUs granted pursuant to the LTIP will vest or expire early as follows:

Treasury and Non-Treasury RSUs
Reason for Termination	Options	Portion Subject to Performance Objectives(2)	Portion Not Subject to Performance Objectives
Dismissal for Cause	Immediate expiry.	Immediate expiry.	Immediate expiry.
Resignation	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.	Immediate expiry.
Dismissal Without Cause	Options exercisable at such date may be exercised within a period of 60 days thereafter.	Immediate expiry.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of dismissal on the duration of the original vesting period.

Death	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the date of death.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of death on the duration of the original vesting period.

Permanent Disability	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of termination due to permanent disability on the duration of the original vesting period.

Retirement	Options exercisable at such date may be exercised within a period of 12 months thereafter.
This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period; the whole to the extent the performance objectives have been attained at the end of the original vesting period.

This portion will vest and the holder will be entitled to receive a number of Common Shares(1) calculated as a pro rata of the number of days elapsed between the date of grant and the date of retirement on the duration of the original vesting period.

(1)	Or, in the case of Non-Treasury RSUs, at the Company’s option, the cash equivalent.

(2)
This portion of an award will expire on the vesting date if the performance objectives have not been attained, except in the case of Performance RSUs, which will vest on a pro-rated basis in the event of dismissal without cause subject to the attainment of the applicable performance objectives.

In addition, upon the occurrence of a transaction that would result in a change of control, as defined in the LTIP, no outstanding Options, Treasury RSUs and Non-Treasury RSUs will become exercisable or will vest, respectively, as of the date of the change of control, unless otherwise determined by the Board of Directors prior to the occurrence thereof. The LTIP further provides that Options, Treasury RSUs and Non-Treasury RSUs are not assignable, other than to a legal representative in the case of a participant’s death or permanent disability.
The Board of Directors may also, at any time, amend, suspend or terminate the LTIP, or any Option, Treasury RSU or Non-Treasury RSU granted thereunder, provided that no such amendment, suspension or termination may be made without regulatory approval, if required, and/or without the consent of the holders of such awards where such amendment, suspension or termination would alter or impair their rights.
The LTIP further provides that the Board of Directors may amend the LTIP, Options and RSU awards, in certain circumstances, provided that no amendment may (i) be made without obtaining any required regulatory or shareholder approvals or (ii) adversely

MANAGEMENT INFORMATION CIRCULAR 66

SCHEDULE "B"

affect the rights of any holder of Options or RSUs at the time of such amendment without the consent of such holder of Options or RSUs. The LTIP allows the Board of Directors to make the following amendments without shareholder approval:

(i)	an amendment to accelerate the time of exercise of outstanding Options or the time of vesting of a RSU award;

(ii)	an amendment to postpone the expiry date of an Option or the vesting date of a RSU award, provided that no Option or RSU award may be extended beyond its original expiry date;

(iii)
any changes or corrections to the LTIP which, in the opinion of the Board of Directors, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, or to respond to changes in legislation, regulations, stock exchange rules or accounting or auditing requirements; and

(iv)	suspending or terminating the LTIP.
Shareholder approval is required for certain other amendments, such as:

(i)	an amendment to increase the maximum number of Common Shares for which Options or Treasury RSUs may be granted under the LTIP;

(ii)	an amendment to reduce the exercise price with respect to an Option or cancel and reissue Options to the same participant;

(iii)	an amendment to extend the term of Options or RSU awards granted under the LTIP beyond their original expiry date;

(iv)	a change to the class of persons eligible for grants of Options or RSUs under the LTIP; and

(v)	an amendment to the LTIP to allow Options or RSUs to become transferable or assignable other than what is already allowed under the LTIP.
Finally, in furtherance of Canadian tax legislation that requires employers to make withholdings in respect of certain cash and non-cash benefits, such as employee stock options and restricted share units, the LTIP provides the Company with the authority to take all steps deemed necessary to ensure that it complies with its withholding obligations at the time an LTIP participant exercises Options or receives cash and/or Common Shares further to the vesting of RSUs.

MANAGEMENT INFORMATION CIRCULAR 67

SCHEDULE "C"

SCHEDULE “C”
ADOPTION AND RATIFICATION OF SHAREHOLDER RIGHTS PLAN

Upon motion, duly proposed and seconded, it was resolved:

1.
THAT the Shareholder Rights Plan evidenced by the shareholder rights plan agreement entered into between the Company and Computershare Trust Company of Canada, as Rights Agent, dated February 22, 2017 and substantially as described in the Management Proxy Circular of the Company dated March 8, 2017, be, and it is hereby, adopted and ratified;

2.
THAT any officer or director of the Company be, and each is hereby, authorized and directed, for and on behalf of the Company, to sign and execute all documents, to conclude any agreements and to do and perform all acts and things deemed necessary or advisable in order to give effect to this resolution, including compliance with all securities laws and regulations; and

3.
THAT the Board of Directors of the Company be, and it is hereby, authorized to cause all measures to be taken, such further agreements to be entered into and such further documents to be executed as may be deemed necessary or advisable to give effect to and fully carry out the intent of this resolution.

MANAGEMENT INFORMATION CIRCULAR 68

SCHEDULE "D"

SCHEDULE “D”
ADVISORY VOTE ON EXECUTIVE COMPENSATION
RESOLVED:
THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Management Information Circular dated March 8, 2017 delivered in advance of the annual meeting of shareholders of the Company on Thursday, May 4, 2017.

MANAGEMENT INFORMATION CIRCULAR 69